SCORPIO TANKERS INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Scorpio Tankers Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Scorpio Tankers Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15B. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment Assessment – Vessels (including Right of Use Assets for Vessels)

As described in Notes 5 and 6 to the consolidated financial statements, as of December 31, 2020 the carrying value of Vessels and drydock was approximately $4.0 billion and the carrying value of Right of use assets for vessels was approximately $0.8 billion. As of December 31, 2020, the Company’s operating fleet consisted of 135 vessels, which are either owned or leased (finance or operating). As further described in Notes 1 and 7, management evaluates the carrying values of its vessels and drydock, and right of use assets for vessels (collectively, the “vessels”) to determine whether there is any indication that those values have suffered an impairment loss. If any such indication exists, management conducts an impairment test (on an individual vessel basis) by comparing the carrying value of each vessel to the higher of its (i) fair value less selling costs and (ii) value in use. Management determines fair value less selling costs by considering independent broker valuations. In estimating value in use, management estimates each vessel’s future cash flows, which are discounted to their present value. The discounted cash flow analysis requires management to develop estimates and assumptions related to forecasted vessel revenue, vessel operating expenses, drydock costs, utilization rate, remaining useful lives, residual values and discount rate.

The principal considerations for our determination that performing procedures relating to impairment assessment – vessels (including right of use assets for vessels) is a critical audit matter are the significant judgments by management when developing the value in use using the discounted cash flow technique. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence obtained related to each vessel’s future cash flows and significant assumptions. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s vessel impairment assessments. These procedures also included, among others, testing management’s process for developing the fair value estimates; evaluating the appropriateness of the value in use model used by management; testing the completeness and accuracy of underlying data used in the model; and evaluating the reasonableness of significant assumptions related to future cash flows and discount rate. Evaluating the reasonableness of management’s assumptions related to future cash flows and discount rate involved evaluating whether the assumptions used were reasonable considering (i) the current and past performance of the vessels, (ii) the consistency with external market and industry data and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the value in use model and evaluating the reasonableness of the discount rate assumption.

/s/ PricewaterhouseCoopers Audit

Neuilly-sur-Seine, France
March 31, 2021

We have served as the Company’s auditor since 2013.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2020 and 2019

		As of
In thousands of U.S. dollars	Notes	December 31, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	2	$187,511	$202,303
Accounts receivable	4	33,017	78,174
Prepaid expenses and other current assets	3	12,430	13,855
Inventories		9,261	8,646
Total current assets		242,219	302,978
Non-current assets
Vessels and drydock	5	4,002,888	4,008,158
Right of use assets for vessels	6	807,179	697,903
Other assets	8	92,145	131,139
Goodwill	7	8,900	11,539
Restricted cash	9	5,293	12,293
Total non-current assets		4,916,405	4,861,032
Total assets		$5,158,624	$5,164,010
Current liabilities
Current portion of long-term bank debt	12	172,705	235,482
Sale and leaseback liability	12	131,736	122,229
IFRS 16 - lease liability	6	56,678	63,946
Accounts payable	10	12,863	23,122
Accrued expenses	11	32,193	41,452
Total current liabilities		406,175	486,231
Non-current liabilities
Long-term bank debt and bonds	12	971,172	999,268
Sale and leaseback liability	12	1,139,713	1,195,494
IFRS 16 - lease liability	6	575,796	506,028
Total non-current liabilities		2,686,681	2,700,790
Total liabilities		3,092,856	3,187,021
Shareholders’ equity
Issued, authorized and fully paid-in share capital:
Common stock, $0.01 par value per share; 150,000,000 and 150,000,000 shares authorized; 58,093,147 and 58,202,400 outstanding shares as of December 31, 2020 and December 31, 2019, respectively.	14	656	646
Additional paid-in capital	14	2,850,206	2,842,446
Treasury shares	14	(480,172)	(467,057)
Accumulated deficit	14	(304,922)	(399,046)
Total shareholders’ equity		2,065,768	1,976,989
Total liabilities and shareholders’ equity		$5,158,624	$5,164,010
The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Statements of Operations
For the years ended December 31, 2020, 2019 and 2018

		For the year ended December 31,
In thousands of U.S. dollars except per share and share data	Notes	2020	2019	2018
Revenue
Vessel revenue	16	$915,892	$704,325	$585,047
Operating expenses
Vessel operating costs		(333,748)	(294,531)	(280,460)
Voyage expenses		(7,959)	(6,160)	(5,146)
Charterhire		—	(4,399)	(59,632)
Depreciation - owned or sale and leaseback vessels	5	(194,268)	(180,052)	(176,723)
Depreciation - right of use assets for vessels	5	(51,550)	(26,916)	—
Impairment of vessels	7	(14,207)	—	—
Impairment of goodwill	7	(2,639)	—	—
General and administrative expenses	18	(66,187)	(62,295)	(52,272)
Merger transaction related costs		—	—	(272)
Total operating expenses		(670,558)	(574,353)	(574,505)
Operating income / (loss)		245,334	129,972	10,542
Other (expense) and income, net
Financial expenses	19	(154,971)	(186,235)	(186,628)
Gain / (loss) on repurchase/exchange of convertible notes	12	1,013	—	(17,838)
Financial income		1,249	8,182	4,458
Other income and (expenses), net		1,499	(409)	(605)
Total other expense, net		(151,210)	(178,462)	(200,613)
Net income / (loss)		$94,124	$(48,490)	$(190,071)
Attributable to:
Equity holders of the parent		$94,124	$(48,490)	$(190,071)
Earnings / (Loss) per share
Basic	21	$1.72	$(0.97)	$(5.46)
Diluted	21	$1.67	$(0.97)	$(5.46)
Basic weighted average shares outstanding	21	54,665,898	49,857,998	34,824,311
Diluted weighted average shares outstanding	21	56,392,311	49,857,998	34,824,311

There are no items of other comprehensive income or loss
The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2020, 2019 and 2018

In thousands of U.S. dollars except share data	Number of shares outstanding(2)	Share capital	Additional paid-in capital	Treasury shares	Accumulated deficit	Total
Balance as of January 1, 2018	$32,650,755	$3,766	$2,283,591	$(443,816)	$(158,240)	$1,685,301
Adoption of accounting standards (IFRS 15)	—	—	—	—	4	4
Net loss for the period	—	—	—	—	(190,071)	(190,071)
Net proceeds from follow-on offerings of common stock	18,216,216	1,822	317,810	—	—	319,632
Issuance of restricted stock, net of forfeitures	1,881,826	188	(188)	—	—	—
Amortization of restricted stock, net of forfeitures	—	—	25,547	—	—	25,547
Dividends paid, $0.40 per share (1)	—	—	(15,127)	—	—	(15,127)
Purchase of treasury shares	(1,351,235)	—	—	(23,240)	—	(23,240)
Equity component of issuance of Convertible Notes due 2022 (see Note 12)	—	—	36,966	—	—	36,966
Balance as of December 31, 2018	51,397,562	$5,776	$2,648,599	$(467,056)	$(348,307)	$1,839,012

Adoption of accounting standards (IFRS 16)	—	—	—	—	(2,249)	(2,249)
Net loss for the period	—	—	—	—	(48,490)	(48,490)
Reverse stock split - impact of fractional shares and change in total par value	(62)	(5,198)	5,196	—	—	(2)
Issuance of restricted stock, net of forfeitures	507,920	5	(5)	—	—	—
Amortization of restricted stock, net of forfeitures	—	—	27,421	—	—	27,421
Net proceeds from private placement of common stock	1,724,137	17	49,983	—	—	50,000
Shares issued as consideration for the Trafigura Transaction	4,572,873	46	132,568	—	—	132,614
Dividends paid, $0.40 per share (1)	—	—	(21,278)	—	—	(21,278)
Purchase of treasury shares	(30)	—	—	(1)	—	(1)
Equity issuance costs	—	—	(38)	—	—	(38)
Balance as of December 31, 2019	58,202,400	$646	$2,842,446	$(467,057)	$(399,046)	$1,976,989

Net income for the period	—	—	—	—	94,124	94,124
Issuance of restricted stock, net of forfeitures	923,680	9	(9)	—	—	—
Amortization of restricted stock, net of forfeitures	—	—	28,506	—	—	28,506
Dividends paid, $0.40 per share (1)	—	—	(23,302)	—	—	(23,302)
Net proceeds from issuance of common shares pursuant to at the market program	137,067	1	2,574	—	—	2,575
Purchase of treasury shares	(1,170,000)		—	(13,115)	—	(13,115)
Equity issuance costs	—		(9)	—	—	(9)
Balance as of December 31, 2020	58,093,147	$656	$2,850,206	$(480,172)	$(304,922)	$2,065,768
(1) The Company's policy is to distribute dividends from available retained earnings first and then from additional paid in capital.

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2020, 2019 and 2018

		For the year ended December 31,
In thousands of U.S. dollars	Notes	2020	2019	2018
Operating activities
Net income / (loss)		$94,124	$(48,490)	$(190,071)
Depreciation - owned or sale and leaseback vessels	5	194,268	180,052	176,723
Depreciation - right of use assets	5	51,550	26,916	—
Amortization of restricted stock	14	28,506	27,421	25,547
Impairment of goodwill and vessels	7	16,846	—	—
Amortization of deferred financing fees	12	6,657	7,041	10,541
Write-off of deferred financing fees and unamortized discounts on sale and leaseback facilities	12	2,025	1,466	13,212
Accretion of Convertible Notes	12	8,413	11,375	13,225
Accretion of fair value measurement on debt assumed in business combinations	12	3,422	3,615	3,779
(Gain) / Loss on repurchase / exchange of Convertible Notes	12	(1,013)	—	17,838
		404,798	209,396	70,794
Changes in assets and liabilities:
(Increase) / decrease in inventories		(615)	(346)	1,535
Decrease / (increase) in accounts receivable		19,957	(8,458)	(4,298)
Decrease in prepaid expenses and other current assets		1,424	1,816	2,227
Increase in other assets		856	(7,177)	(1,226)
(Decrease) / increase in accounts payable		(5,094)	4,019	(1,382)
(Decrease) / increase in accrued expenses		(1,945)	10,262	(9,860)
		14,583	116	(13,004)
Net cash inflow from operating activities		419,381	209,512	57,790
Investing activities
Acquisition of vessels and payments for vessels under construction		—	(2,998)	(26,057)
Drydock, scrubber, ballast water treatment system and other vessel related payments (owned, finance leased and bareboat-in vessels)		(174,477)	(203,975)	(26,680)
Net cash outflow from investing activities		(174,477)	(206,973)	(52,737)
Financing activities
Debt repayments		(800,072)	(343,351)	(865,594)
Issuance of debt		705,390	108,589	1,007,298
Debt issuance costs		(13,523)	(5,744)	(23,056)
Refund of debt issuance costs due to early debt repayment		—	—	2,826
Principal repayments on IFRS 16 lease liabilities		(77,913)	(36,761)	—
Decrease / (increase) in restricted cash		7,001	(9)	(897)
Repurchase / repayment of Convertible Notes		(46,737)	(145,000)	—
Gross proceeds from issuance of common stock		2,601	50,000	337,000
Equity issuance costs		(26)	(333)	(17,073)
Dividends paid		(23,302)	(21,278)	(15,127)
Repurchase of common stock		(13,115)	(1)	(23,240)
Net cash (outflow) / inflow from financing activities		(259,696)	(393,888)	402,137

(Decrease) / increase in cash and cash equivalents	(14,792)	(391,349)	407,190
Cash and cash equivalents at January 1,	202,303	593,652	186,462
Cash and cash equivalents at December 31,	$187,511	$202,303	$593,652
Supplemental information:
Interest paid (which includes $1.4 million, $2.8 million and $0.2 million of interest capitalized during the years ended December 31, 2020, 2019 and 2018, respectively)	$132,329	$182,707	$155,304
Additionally, we completed the following non-cash transactions during the years ended December 31, 2020, 2019 and 2018:
•September 2019 acquisition of leasehold interests in 19 vessels from Trafigura Maritime Logistics Pte. Ltd. (“Trafigura”) in exchange for $803 million and the assumption of $670.0 million of obligations under the bareboat charter agreements (of which, $531.5 million was recorded in September 2019 and the remaining obligations of $138.8 million were recorded in 2020 upon the delivery of four of the vessels from the shipyard). This transaction is described in Note 6.
•Throughout 2020, we took delivery of four MRs as part of the Trafigura Transaction (defined below), which included the assumption of obligations under bareboat charter-in agreements of $138.8 million (whose obligations are recorded as part of the Company's $670.0 Million Lease Financing). This transaction is described in Note 5.
•May and July 2018 exchange of an aggregate of $203.5 million in aggregate principal amount of our Convertible Notes due 2019 for an aggregate of $203.5 million in aggregate principal amount of our newly issued Convertible Notes due 2022. This transaction is described in Note 12.
•The 2019 recognition of a $24.2 million right of use assets and a corresponding $24.2 million lease liabilities (the obligations under these agreements are described as "IFRS 16 - Leases - seven Handymax") at the commencement date of seven bareboat charter-in agreements.
•The 2020 modifications of certain leases under the IFRS 16 - 7 Handymax lease arrangement resulting in the increase of the lease liability relating to these vessels of $1.6 million.
•As described in Note 4, due to a change in the terms of the agreement with the Scorpio MR Pool, approximately $23.6 million of accounts receivable were reclassified to non-current other assets on our consolidated balance sheet.
These transactions represent the significant non-cash transactions incurred during the years ended December 31, 2020, 2019 and 2018.
The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

1.General information and significant accounting policies
Company
Scorpio Tankers Inc. and its subsidiaries (together “we”, “our” or the “Company”) are engaged in the seaborne transportation of refined petroleum products in the international shipping markets. Scorpio Tankers Inc. was incorporated in the Republic of the Marshall Islands on July 1, 2009. On April 6, 2010, we closed on our initial public offering, and our common stock currently trades on the New York Stock Exchange under the symbol "STNG."
Our fleet, as of December 31, 2020, consisted of 135 owned, finance leased or bareboat chartered-in product tankers (18 Handymax, 63 MR, 12 LR1 and 42 LR2).
Our vessels are commercially managed by Scorpio Commercial Management S.A.M., or SCM, which is majority owned by the Lolli-Ghetti family of which Mr. Emanuele Lauro, our Chairman and Chief Executive Officer, and Mr. Filippo Lauro, our Vice President, are members. SCM’s services include securing employment for our vessels in pools, in the spot market, and on time charters.
Our vessels are technically managed by Scorpio Ship Management S.A.M., or SSM, which is majority owned by the Lolli-Ghetti family. SSM facilitates vessel support such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services necessary to operate the vessels such as drydocks and vetting/inspection under a technical management agreement.
We also have an administrative services agreement with Scorpio Services Holding Limited, or SSH, which is majority owned by the Lolli-Ghetti family. The administrative services provided under this agreement primarily include accounting, legal compliance, financial, information technology services, and the provision of administrative staff and office space, which are contracted to subsidiaries of SSH. We pay our managers fees for these services and reimburse them for direct or indirect expenses that they incur in providing these services.
Basis of accounting
The consolidated financial statements incorporate the financial statements of Scorpio Tankers Inc. and its subsidiaries. The consolidated financial statements have been presented in United States dollars, or USD or $, which is the functional currency of Scorpio Tankers Inc. and all its subsidiaries, and have been authorized for issue by the Board of Directors on March 30, 2021. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.
All inter-company transactions, balances, income and expenses were eliminated on consolidation.
Going concern
The financial statements have been prepared in accordance with the going concern basis of accounting as described further in the “Liquidity risk” section of Note 22.

Significant Accounting Policies
The following is a discussion of our significant accounting policies that were in effect during the years ended December 31, 2020, 2019 and 2018.
Leases - IFRS 16
IFRS 16, Leases, was issued by the International Accounting Standards Board on January 13, 2016. IFRS 16 applies to an entity's first annual IFRS financial statements for a period beginning on or after January 1, 2019. IFRS 16 amends the definition of what constitutes a lease to be a contract that conveys the right to control the use of an identified asset if the lessee has both (i) the right to obtain substantially all of the economic benefits from the use of the identified asset, and (ii) the right to direct the use of the identified asset throughout the period of use. We have determined that our existing pool and time charter-out arrangements meet the definition of leases under IFRS 16, with the Company as lessor, on the basis that the pool or charterer manages the vessels in order to enter into transportation contracts with their customers, and thereby enjoys the economic benefits derived from such arrangements. Furthermore, the pool or charterer can direct the use of a vessel (subject to certain limitations in the pool or charter agreement) throughout the period of use.
Moreover, under IFRS 16, we are also required to identify the lease and non-lease components of revenue and account for each component in accordance with the applicable accounting standard. In time charter-out or pool arrangements, we have determined that the lease component is the vessel and the non-lease component is the technical management services provided to operate the vessel. These components are accounted for as follows:
•All fixed lease revenue earned under these time charter-out arrangements is recognized on a straight-line basis over the term of the lease.
•Lease revenue earned under our pool arrangements is recognized as it is earned, since it is 100% variable.
•The non-lease component is accounted for as services revenue under IFRS 15 - Revenue from Contracts with Customers. This revenue will be recognized “over time” as the customer (i.e. the pool or the charterer) is simultaneously receiving and consuming the benefits of the service.
The application of the above principles did not result in a material difference to the amount of revenue recognized under previous accounting policies for pool and time-out charter arrangements.
IFRS 16 - Leases also amends the existing accounting standards to require lessees to recognize, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet, unless the term of the lease is 12 months or less. Upon transition, a lessee shall apply IFRS 16- Leases to its leases either retrospectively to each prior reporting period presented (the ‘full retrospective approach’) or retrospectively with the cumulative effect of initially applying IFRS 16 - Leases recognized at the date of initial application (the ‘modified retrospective approach’).  We applied the modified retrospective approach upon transition, which resulted in the recognition of right-of-use assets and corresponding liabilities, on the basis of the discounted remaining future minimum lease payments, relating to the existing bareboat chartered-in vessel commitments for three bareboat chartered-in vessels, which are scheduled to expire in April 2025. The impact of the application of this standard on the opening balance sheet as of January 1, 2019 was the recognition of a $48.5 million  right of use asset, a $50.7 million operating lease liability and a $2.2 million reduction in retained earnings relating to these three vessels.
We have elected certain practical expedients available under IFRS 16 - Leases, specifically as they relate to (i) the reassessment of whether a contract is, or contains, a lease at the date of initial application, and (ii) leases whose terms end within 12 months of the date of initial application.

Revenue recognition
IFRS 15, Revenue from Contracts with Customers, was issued by the International Accounting Standards Board on May 28, 2014. IFRS 15 amended the existing accounting standards for revenue recognition and is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products or services are transferred to customers. IFRS 15 applied to an entity's first annual IFRS financial statements for a period beginning on or after January 1, 2018.
Revenue earned by our vessels is comprised of pool revenue, time charter revenue and voyage revenue.
(1)Pool revenue for each vessel is determined in accordance with the profit sharing terms specified within each pool agreement. In particular, the pool manager aggregates the revenues and expenses of all of the pool participants and distributes the net earnings to participants based on:
•the pool points attributed to each vessel (which are determined by vessel attributes such as cargo carrying capacity, fuel consumption, and construction characteristics); and
•the number of days the vessel participated in the pool in the period.
(2)Time charter agreements are when our vessels are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates.
(3)Voyage charter agreements are charter hires, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate.
Of these revenue streams, revenue generated in the spot market from voyage charter agreements is within the scope of IFRS 15. Revenue generated from pools and time charters is accounted for as revenue earned under operating leases. Accordingly, the implementation of IFRS 15 did not have an effect on the revenue recognized from the pools or time charters however these arrangements were impacted by IFRS 16 - Leases, which is effective for annual periods beginning on or after January 1, 2019 and is discussed further above.
The accounting for our different revenue streams is as follows:
Spot market revenue
For vessels operating in the spot market, we recognize revenue ‘over time’ as the customer (i.e. the charterer) is simultaneously receiving and consuming the benefits of the vessel. Under IFRS 15, the performance obligation has been identified as the transportation of cargo from one point to another. Therefore, in a spot market voyage under IFRS 15, revenue is recognized on a pro-rata basis commencing on the date that the cargo is loaded and concluding on the date of discharge.
Pool revenue
We recognize pool revenue based on quarterly reports from the pools which identifies the number of days the vessel participated in the pool, the total pool points for the period, the total pool revenue for the period, and the calculated share of pool revenue for the vessel.
Time charter revenue
Time charter revenue is recognized as services are performed based on the daily rates specified in the time charter contract.
Voyage expenses
Voyage expenses primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions paid by us under voyage charters. Under IFRS 15, voyage costs incurred in the fulfillment of a voyage charter are deferred and amortized over the course of the charter commencing on the date that the cargo is loaded and concluding on the date of discharge. Voyage costs are only deferred if they (i) relate directly to such charter, (ii) generate or enhance resources to be used in meeting obligations under the charter, and (iii) are expected to be recovered.
Vessel operating costs

Vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lubricating oil consumption, communication expenses, and technical management fees, are expensed as incurred for vessels that are owned, finance leased or bareboat chartered-in.
Earnings / (Loss) per share
Basic earnings / (loss) per share is calculated by dividing net income / (loss) attributable to equity holders of the parent by the weighted average number of common shares outstanding. Diluted earnings / (loss) per share is calculated by adjusting the net income / (loss) attributable to equity holders of the parent and the weighted average number of common shares used for calculating basic income / (loss) per share for the effects of all potentially dilutive shares. Such dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share.
In the years ended December 31, 2020, 2019 and 2018, there were potentially dilutive items as a result of our (i) 2013 Equity Incentive Plan (see Note 14), (ii) our convertible senior notes due 2019, or Convertible Notes due 2019, and (iii) our convertible senior notes due 2022, or Convertible Notes due 2022, (as described in Note 12).
We apply the if-converted method when determining diluted earnings / (loss) per share. This requires the assumption that all potential ordinary shares with respect to our Convertible Notes due 2019 and Convertible Notes due 2022 have been converted into ordinary shares at the beginning of the period or, if not in existence at the beginning of the period, the date of the issue of the financial instrument or the granting of the rights by which they are granted. Under this method, once potential ordinary shares are converted into ordinary shares during the period, the dividends, interest and other expense associated with those potential ordinary shares will no longer be incurred. The effect of conversion, therefore, is to increase income (or reduce losses) attributable to ordinary equity holders as well as the number of shares in issue. Conversion will not be assumed for purposes of computing diluted earnings per share if the effect would be anti-dilutive.
The impact of potentially dilutive items on the calculations of earnings / (loss) per share are set forth in Note 21.
Charterhire expense
In a time or bareboat charter-in arrangement, we pay to lease a vessel for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, profit sharing or current market rates.  In a time charter-in arrangement, the vessel’s owner is responsible for crewing and other vessel operating costs, whereas these costs are the responsibility of the charterer in a bareboat charter-in arrangement.  Prior to the adoption of IFRS 16, the costs associated with these arrangements were recorded as charterhire expense.
As of December 31, 2020, we had 26 bareboat chartered-in vessels which are being accounted for under IFRS 16, Leases as right of use assets and related lease liabilities. Under IFRS 16, there is no charterhire expense for these vessels as the right of use assets are depreciated on a straight-line basis (through depreciation expense) over the lease term, and the lease liability is amortized over that same period (with a portion of each payment allocated to principal and a portion allocated to interest expense). We recorded charterhire expense during the year ended December 31, 2019 for certain vessels that were bareboat chartered-in for terms that were less than 12 months upon the date of transition to IFRS 16.
Prior to the application of IFRS 16, costs in respect of operating leases were charged to the consolidated statement of income or loss on a straight-line basis over the lease term. IFRS 16, Leases, required the recognition of right-of-use assets and corresponding liabilities for all leases, unless the underlying asset is of low value and / or the lease term is less than 12 months.
Foreign currencies
The individual financial statements of Scorpio Tankers Inc. and each of its subsidiaries are presented in the currency of the primary economic environment in which we operate (its functional currency), which in all cases is U.S. dollars. For the purpose of the consolidated financial statements, our results and financial position are also expressed in U.S. dollars.
In preparing the financial statements of Scorpio Tankers Inc. and each of its subsidiaries, transactions in currencies other than the U.S. dollar are recorded at the rate of exchange prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in other currencies are translated into the functional currency at rates ruling at that date. All resultant exchange differences have been recognized in the consolidated statements of income or loss. The amounts charged to the consolidated statements of income or loss during the years ended December 31, 2020, 2019 and 2018 were not significant.
Segment reporting
During the years ended December 31, 2020, 2019 and 2018, we owned, lease financed or chartered-in vessels spanning four different vessel classes, Handymax, MR, LR1 and LR2, all of which earn revenues in the seaborne transportation of refined petroleum products in the international shipping markets. Each vessel within these segments also exhibits similar long-term financial performance and similar economic characteristics to the other vessels within the respective vessel class, thereby meeting the aggregation criteria in IFRS. We have therefore chosen to present our segment information by vessel class using the aggregated information from the individual vessels.
Segment results are evaluated based on reported net income or loss from each segment. The accounting policies applied to the reportable segments are the same as those used in the preparation of our consolidated financial statements.
It is not practical to report revenue or non-current assets on a geographical basis due to the global nature of the shipping market.
Vessels and drydock
Our fleet is measured at cost, which includes the cost of work undertaken to enhance the capabilities of the vessels, less accumulated depreciation and impairment losses.
Depreciation is calculated on a straight-line basis to the estimated residual value over the anticipated useful life of the vessel from the date of delivery. We estimate the useful lives of our vessels to be 25 years. Vessels under construction are not depreciated until such time as they are ready for use. The residual value is estimated as the lightweight tonnage of each vessel multiplied by scrap value per ton. The scrap value per ton is estimated taking into consideration the historical four-year average scrap market rates available at the balance sheet date with changes accounted for in the period of change and in future periods.
The vessels are required to undergo planned drydocks for replacement of certain components, major repairs and maintenance of other components, which cannot be carried out while the vessels are operating, approximately every 30 months or 60 months depending on the nature of work and external requirements. These drydock costs are capitalized and depreciated on a straight-line basis over the estimated period until the next drydock. In deferred drydocking, we only include direct costs that are incurred as part of the drydocking to meet regulatory requirements, or are expenditures that add economic life to the vessel, increase the vessel’s earnings capacity or improve the vessel’s efficiency. Direct costs include shipyard costs as well as the costs of placing the vessel in the shipyard. Expenditures for normal maintenance and repairs, whether incurred as part of the drydocking or not, are expensed as incurred.
For an acquired or newly built vessel, a notional drydock component is allocated from the vessel’s cost. The notional drydock cost is estimated by us, based on the expected costs related to the next drydock, which is based on experience and past history of similar vessels, and carried separately from the cost of the vessel. Subsequent drydocks are recorded at actual cost incurred. The drydock component is depreciated on a straight-line basis to the next estimated drydock. The estimated amortization period for a drydock is based on the estimated period between drydocks. When the drydock expenditure is incurred prior to the expiry of the period, the remaining balance is expensed.
During the years ended December 31, 2020 and 2019, we made investments in exhaust gas cleaning systems, or scrubbers, and ballast water treatment systems, or BWTS. The costs of these systems will primarily be depreciated over the estimated remaining useful life of each vessel, which is our estimate of the useful life of this equipment based on experience with such systems. Additionally, for a newly installed scrubber, a notional component is allocated from the scrubber's cost. The notional scrubber cost is estimated by us, based on the expected related costs that we will incur for this equipment at the next scheduled drydock date and relates to the replacement of certain components and maintenance of other components. This notional scrubber cost is carried separately from the cost of the scrubber. Subsequent costs will be recorded at actual cost incurred. The notional component of the scrubber is depreciated on a straight-line basis to the next estimated drydock date.

Asset acquisitions
In October 2018, the International Accounting Standards Board ("IASB") issued amendments to the definition of a business in IFRS 3 - Business Combinations. The amendments are intended to assist entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments to IFRS 3 are effective for annual reporting periods beginning on or after January 1, 2020 and apply prospectively, however earlier application was permitted.
As part of these amendments, the IASB introduced an optional fair value concentration test. The purpose of this test is to permit a simplified assessment of whether an acquired set of activities and assets is a business or an asset. Entities may elect whether or not to apply the concentration test on a transaction-by-transaction basis. The concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. The test is based on gross assets, not net assets, as the IASB concluded that whether a set of activities and assets includes a substantive process does not depend on how the set is financed. In addition, certain assets are excluded from the gross assets considered in the test. If the test is met, the set of activities and assets is determined not to be a business and no further assessment is needed. If the test is not met, or if an entity elects not to apply the test, a detailed assessment must be performed applying the original requirements in IFRS 3.
We early adopted these amendments to IFRS 3 in 2019, and applied them to our September 2019 transaction to acquire the leasehold interests in 19 product tankers from Trafigura Maritime Logistics Pte. Ltd. ("Trafigura"). We refer to this transaction as the "Trafigura Transaction".
We have accounted for the Trafigura Transaction as an asset acquisition under the amended guidance set forth under IFRS 3, Business Combinations as substantially all of the fair value of the gross assets acquired was concentrated in a group of similar identifiable assets.
Moreover, the leasehold interests acquired as part of the Trafigura Transaction qualified as leases under IFRS 16.
This transaction is further described in Note 6.
Impairment of goodwill
Goodwill arising from our 2017 acquisition of Navig8 Product Tankers Inc. has been allocated to the cash generating units within each of the respective reportable segments that are expected to benefit from the synergies of the Merger (LR2s and LR1s). Goodwill is not amortized and is tested annually (or more frequently, if impairment indicators arise) by comparing the aggregate carrying amount of the cash generating units within the reportable segment, plus the allocated goodwill, to their recoverable amounts.
The recoverable amount of goodwill is measured by the value in use of the cash generating units within the reportable segment. In assessing value in use, the estimated future cash flows of the reportable segment are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the reportable segment for which the estimates of future cash flows have not been adjusted.
If the recoverable amount is determined to be less than the aggregate carrying amount of the assets in each respective operating segment, plus goodwill, then goodwill is reduced to the lower of the recoverable amount or zero. An impairment loss is recognized as an expense immediately. This test was performed in connection with the assessment of the carrying amount of our vessels and related drydock costs and, as further described in Note 7, resulted in an impairment charge to the goodwill that was previously allocated to the LR1 segment of $2.6 million at December 31, 2020.
Impairment of vessels and drydock, vessels under construction and right of use assets for vessels
At each balance sheet date, we review the carrying amount of our vessels and drydock, vessels under construction and right of use assets for vessels to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the vessels and drydock, vessels under construction and right of use assets for vessels is estimated in order to determine the extent of the impairment loss (if any). We treat each vessel and the related drydock as a cash generating unit.

Recoverable amount is the higher of the fair value less cost to sell (determined by taking into consideration two independent broker valuations) and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.
If the recoverable amount of the cash generating unit is estimated to be less than its carrying amount, the carrying amount of the cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized as an expense immediately. As described in Note 7, our impairment testing at December 31, 2020 resulted in an aggregate impairment charge of $14.2 million as the recoverable amounts of 13 of the MRs in our fleet were less than their carrying amounts.
Where an impairment loss subsequently reverses, the carrying amount of the cash generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the cash generating unit in the prior years. A reversal of impairment is recognized as income immediately.
Inventories
Inventories consist of lubricating oils and other items including stock provisions, and are stated at the lower of cost and net realizable value. Cost is determined using the first in first out method. Stores and spares are charged to vessel operating costs when purchased. Lubricating oil consumption was $9.8 million, $10.3 million, and $9.3 million for the years ended December 31, 2020, 2019, and 2018, respectively. Lubricating oil consumption is recorded to vessel operating costs.
Borrowing costs
Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time (for example, the time period necessary to construct a vessel) to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.
Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.
All other borrowing costs are recognized in the consolidated statement of income or loss in the period in which they are incurred.
Financial instruments
IFRS 9, Financial instruments, sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. Financial assets and financial liabilities are recognized in our balance sheet when we become a party to the contractual provisions of the instrument.
Financial assets
All financial assets are recognized and derecognized on a trade date where the purchase or sale of a financial asset is under a contract whose terms require delivery within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.
Financial assets are classified into the following specified categories: financial assets "at fair value through profit or loss", or FVTPL, "at fair value through other comprehensive income" or at amortized cost on the basis of the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset.
Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as at FVTPL.
Financial assets at amortized cost
Financial assets are measured at amortized cost if both of the following conditions are met:

•the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and
•the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
Financial assets at fair value through other comprehensive income
Financial assets are measured at fair value through other comprehensive income if both of the following conditions are met:
•the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
Financial assets at FVTPL
    Financial assets are classified as at FVTPL where the financial asset is held for trading.
A financial asset is classified as held for trading if:
•it has been acquired principally for the purpose of selling in the near future; or
•it is a part of an identified portfolio of financial instruments that we manage together and has a recent actual pattern of short-term profit-taking; or
•it is a derivative that is not designated and effective as a hedging instrument.
Financial assets at FVTPL are stated at fair value, with any resultant gain or loss recognized in the statement of income or loss. The net gain or loss recognized in income or loss incorporates any dividend or interest earned on the financial asset. Fair value is determined in the manner described in Note 22.
Accounts receivable
Amounts due from the Scorpio Pools and other receivables that have fixed or determinable payments and are not quoted in an active market are classified as accounts receivable. Accounts receivable without a significant financing component are initially measured at their transaction price and subsequently measured at amortized cost, less any impairment (as discussed below). Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.
Impairment of financial assets
IFRS 9 introduced the 'expected credit loss' (ECL) model to determine and recognize impairments. ECLs are a probability-weighted estimate of credit losses and are measured as the present value of all cash shortfalls (i.e. the difference between cash flows due to the entity in accordance with the contract and cash flows that we expect to receive). ECLs are discounted at the effective interest rate of the financial asset. Under IFRS 9, credit losses are recognized earlier than under IAS 39.
Under the general model to ECLs under IFRS 9, loss allowances are measured in two different ways:
•12-month ECLs: 12-month ECLs are the expected credit losses that may result from default events on a financial instrument that are possible within the 12 months after the reporting date. 12-month ECLs are utilized when a financial asset has a low credit risk at the reporting date or has not had a significant increase in credit risk since initial recognition.
•Lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument. Lifetime ECLs are determined when an impaired financial asset has been purchased or originated or when there has been a significant increase in credit risk since initial recognition

IFRS 9 also permits operational simplifications for trade receivables, contract assets and lease receivables because they are often held by entities that do not have sophisticated credit risk management systems (i.e. the ‘simplified model’). These simplifications eliminate the need to calculate 12- month ECLs and to assess when a significant increase in credit risk has occurred. Under the simplified approach:
•For trade receivables or contract assets that do not contain a significant financing component, the loss allowance is required to be measured at initial recognition and throughout the life of the receivable at an amount equal to lifetime ECL.
•For finance lease receivables, operating lease receivables, or trade receivables or contract assets that do contain a significant financing component, IFRS 9 permits an entity to choose as its accounting policy to measure the loss allowance using the general model or the simplified model (i.e. at an amount equal to lifetime expected credit losses).
We measure loss allowances for all trade and lease receivables under the simplified model using the lifetime ECL approach. When estimating ECLs, we consider reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.
The application of the ECL requirements under IFRS 9 have not resulted in the recognition of an impairment charge under the new impairment model. This determination was made on the basis that most of our vessels operate in the Scorpio Pools and we have never experienced a historical credit loss of amounts due from the Scorpio Pools. This determination also considers reasonable and supportable information about current conditions and forecast future economic conditions.
Cash and cash equivalents
Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term highly-liquid investments with original maturities of three months or less, that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. The carrying value of cash and cash equivalents approximates fair value due to the short-term nature of these instruments.
Restricted cash
We placed deposits in debt service reserve accounts under the terms and conditions set forth under our 2017 Credit Facility, Citibank/K-Sure Credit Facility, ABN AMRO/K-Sure Credit Facility, and the lease financing arrangements with Bank of Communications Financial Leasing (LR2s). Funds held in these accounts were either released upon the full repayment of these facilities or will be released upon the maturity of such facilities and have accordingly been accounted for as non-current restricted cash on our consolidated balance sheet. The activity within these accounts (which is adjusted from time to time based on prevailing interest rates) is recorded as financing activities on our consolidated statements of cash flows.
 Financial liabilities
Financial liabilities are classified as either financial liabilities at amortized cost or financial liabilities at FVTPL. There were no financial liabilities recorded at FVTPL during the years ended December 31, 2020 or December 31, 2019.
Financial liabilities at amortized cost
Financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method.
Financial liabilities at FVTPL
Financial liabilities not classified at amortized cost are classified as FVTPL.
Financial liabilities at FVTPL are stated at fair value, with any resultant gain or loss recognized in the Statement of Income or Loss. The net gain or loss recognized in the statement of income or loss incorporates any interest paid on the financial liability. Fair value is determined in the manner described in Note 22.
Effective interest method

The effective interest method is a method of calculating the amortized cost of a financial asset and a financial liability. It allocates interest income and interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash flows (including all fees or points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) over the expected life of the financial asset and financial liability, or, where appropriate, a shorter period.
Convertible debt instruments
In June 2014, we completed an offering for $360.0 million in aggregate principal amount of convertible senior notes due 2019, or the Convertible Notes due 2019, in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933 (as further described in Note 12). In May 2018 and July 2018, we exchanged $188.5 million and $15.0 million (out of $348.5 million outstanding), respectively, in aggregate principal amount of our Convertible Notes due 2019 for $188.5 million and $15.0 million, respectively, in aggregate principal amount of the Company's new 3.0% Convertible Senior Notes due 2022 (the “Convertible Notes due 2022”), the terms of which are described in Note 12. These exchanges were executed with certain holders of the Convertible Notes due 2019 via separate, privately negotiated agreements.
Under International Accounting Standard 32, or IAS 32, we must separately account for the liability and equity components of convertible debt instruments in a manner that reflects the issuer’s economic interest cost. Under this methodology, the instrument is split between its liability and equity components upon initial recognition. The fair value of the liability is measured first, by estimating the fair value of a similar liability that does not have any associated equity conversion option. This becomes the liability’s carrying amount at initial recognition, which is recorded as part of Debt on the consolidated balance sheet. The equity component (the conversion feature) is assigned the residual amount after deducting the amount separately determined for the liability component from the fair value of the instrument as a whole and is recorded as part of Additional paid-in capital within stockholders’ equity on the consolidated balance sheet. Issuance costs are allocated proportionately between the liability and equity components.
The value of the equity component is treated as an original issue discount for purposes of accounting for the liability component of the Convertible Notes due 2019 and Convertible Notes due 2022. Accordingly, we are required to record non-cash interest expense as a result of the amortization of the discounted carrying value of the convertible notes to their face amount over the term of the Convertible Notes due 2019 and Convertible Notes due 2022. IAS 32 therefore requires interest to include both the current period’s amortization of the debt discount and the instrument’s coupon interest. On July 1, 2019, the Convertible Notes due 2019 matured, and we repaid the outstanding balance of $142.7 million. Between July 1, 2020 and September 30, 2020, we repurchased $52.3 million face value of our Convertible Notes due 2022 at an average price of $894.12 per $1,000 principle amount, or $46.7 million. As a result of these repurchases, we reduced the liability component of the Convertible Notes due 2022 by $47.7 million, and we recorded a $1.0 million gain on repurchase of Convertible Notes within the consolidated statement of income or loss.
Derivative financial instruments
Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. A derivative with a positive fair value is recognized as a financial asset whereas a derivative with a negative fair value is recognized as a financial liability. The resulting gain or loss is recognized in income or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in income or loss depends on the nature of the hedging relationship.
A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months, and it is not expected to be realized or settled within 12 months.
There were no derivative instruments or transactions during the years ended December 31, 2020, 2019 and 2018.
Lease Financing
During the years ended December 31, 2020, 2019, and 2018, we entered into sale and leaseback transactions in which certain of our vessels were sold to a third party and then leased back to us under bareboat chartered-in arrangements. In these transactions, the criteria necessary to recognize a sale of these vessels were not met under IFRS 16. Accordingly, these transactions have been accounted for as financing arrangements, with the liability under each arrangement recorded at amortized cost using the effective interest method and the corresponding vessels recorded at cost, less accumulated depreciation, on our consolidated balance sheet. All of these arrangements are further described in Note 12.
Equity instruments
An equity instrument is any contract that evidences a residual interest in our assets after deducting all of its liabilities. Equity instruments issued by us are recorded at the proceeds received, net of direct issue costs.
We had 58,093,147 and 58,202,400 registered shares authorized, issued and outstanding with a par value of $0.01 per share at December 31, 2020 and December 31, 2019, respectively. These shares provide the holders with the same rights to dividends and voting rights.
Provisions
Provisions are recognized when we have a present obligation as a result of a past event, and it is probable that we will be required to settle that obligation. Provisions are measured at our best estimate of the expenditure required to settle the obligation at the balance sheet date and are discounted to present value where the effect is material.
Dividends
A provision for dividends payable is recognized when the dividend has been declared in accordance with the terms of the shareholder agreement.
Restricted stock
The restricted stock awards granted under our 2013 Equity Incentive Plan as described in Note 14 contain only service conditions and are classified as equity settled. Accordingly, the fair value of our restricted stock awards was calculated by multiplying the average of the high and low share price on the grant date and the number of restricted stock shares granted that are expected to vest.  In accordance with IFRS 2 “Share Based Payment,” the share price at the grant date serves as a proxy for the fair value of services to be provided by the individual under the plan.
Compensation expense related to the awards is recognized ratably over the vesting period, based on our estimate of the number of awards that will eventually vest. The vesting period is the period during which an individual is required to provide service in exchange for an award and is updated at each balance sheet date to reflect any revisions in estimates of the number of awards expected to vest as a result of the effect of service vesting conditions. The impact of the revision of the original estimate, if any, is recognized in the consolidated statement of income or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to equity reserves.
Critical accounting judgments and key sources of estimation uncertainty
In the application of the accounting policies, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The significant judgments and estimates are as follows:
Revenue recognition
Our revenue is primarily generated from time charters, spot voyages, or pools (see Note 16 for the components of our revenue generated during the years ended December 31, 2020, 2019 and 2018). Revenue recognition for time charters and pools is generally not as complex or as subjective as voyage charters (spot voyages). Time charters are for a specific period of time at a specific rate per day. For long-term time charters, revenue is recognized on a straight-line basis over the term of the charter. Pool revenues are determined by the pool managers from the total revenues and expenses of the pool and allocated to pool participants using a mechanism set out in the time charter agreement between the vessel owner and the pool.
We generated revenue from spot voyages during the years ended December 31, 2020 and December 31, 2019. We recognize spot market revenue ‘over time’ as the customer (i.e. the charterer) is simultaneously receiving and consuming the benefits of the vessel. Under IFRS 15, the performance obligation has been identified as the transportation of cargo from one point to another. Therefore, in a spot market voyage under IFRS 15, revenue is recognized on a pro-rata basis commencing on the date that the cargo is loaded and concluding on the date of discharge. Under IFRS 15, voyage costs incurred in the fulfillment of a voyage charter are deferred and amortized over the course of the charter commencing on the date that the cargo is loaded and concluding on the date of discharge. Voyage costs are only deferred if they (i) relate directly to such charter, (ii) generate or enhance resources to be used in meeting obligations under the charter and (iii) are expected to be recovered.
Vessel impairment
We evaluate the carrying amounts of our vessels, vessels under construction and right of use assets for vessels to determine whether there is any indication that those vessels have suffered an impairment loss. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss (if any).
Recoverable amount is the higher of fair value less costs to sell (determined by taking into consideration two independent broker valuations) and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires us to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile. As part of our process of assessing fair value less selling costs of the vessel, we obtain vessel valuations for our operating vessels from leading, independent and internationally recognized ship brokers on an annual basis or when there is an indication that an asset or assets may be impaired. We generally do not obtain vessel valuations for vessels under construction. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less selling costs and the value in use. Likewise, if there is an indication that an impairment loss recognized in prior periods no longer exists or may have decreased, the need for recognizing an impairment reversal is assessed by comparing the carrying amount of the vessels to the latest estimate of recoverable amount.
At December 31, 2020, we reviewed the carrying amount of our vessels and right of use assets for vessels to determine whether there was an indication that these assets had suffered an impairment. First, we assessed the fair value less the cost to sell of our vessels taking into consideration vessel valuations from leading, independent and internationally recognized ship brokers. We then compared the fair value less selling costs to each vessel’s carrying value and, if the carrying value exceeded the vessel’s fair value less selling costs, an indicator of impairment exists. We also considered sustained weakness in the product tanker market or other macroeconomic indicators (such as the COVID-19 pandemic) to be an impairment indicator. Based upon these factors, we determined that impairment indicators did exist at December 31, 2020.

Once this determination was made, we prepared a value in use calculation where we estimated each vessel’s future cash flows based on (i) our best estimate of forecasted vessel revenue through a combination of the latest forecast, published time charter rates for the next three years and a 2.34% growth rate (which is based on published historical and forecast inflation rates) in freight rates in each period through the vessel's 15th year of useful life and reduced to match the growth in expenses thereafter, (ii) our best estimate of vessel operating expenses and drydock costs, which are based on our most recent forecasts for the next three years and a 2.34% growth rate in each period thereafter, and (iii) the evaluation of other inputs such as the vessel's remaining useful life, residual value and utilization rate. These cash flows were then discounted to their present value using a pre-tax discount rate of 7.24%. The results of these tests were as follows:
At December 31, 2020, our operating fleet consisted of 135 owned, finance leased or right of use vessels ("ROU vessels").
•Seven of our owned, lease financed or ROU vessels in our fleet had fair values less selling costs greater than their carrying amount.
•121 of our owned, lease financed or ROU vessels in our fleet had fair values less selling costs lower than their carrying amount.
•We prepared a value in use calculation for all 135 vessels in our fleet which resulted in an aggregate impairment charge of $14.2 million on 13 MRs. The recoverable amounts were approximately $27.0 million for one MR, $29.0 million for four MRs, $34.0 million for three MRs and $35.0 million for five MRs.
The factors leading to this impairment charge and the sensitivities thereto, are described in Note 7.
Vessel lives and residual value
The carrying value of each of our vessels represents its original cost at the time it was delivered or purchased less depreciation and impairment. We depreciate our vessels to their residual value on a straight-line basis over their estimated useful lives of 25 years. The estimated useful life of 25 years is management’s best estimate and is also consistent with industry practice for similar vessels. The residual value is estimated as the lightweight tonnage of each vessel multiplied by a forecast scrap value per ton. The scrap value per ton is estimated by taking into consideration the historical four-year scrap market rate average at the balance sheet date, which we update annually.
An increase in the estimated useful life of a vessel or in its scrap value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or scrap value would have the effect of increasing the annual depreciation charge.
When regulations place significant limitations over the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted to end at the date such regulations become effective. No such regulations have been identified that would have impacted the estimated useful life of our vessels. The estimated salvage value of the vessels may not represent the fair value at any one time since market prices of scrap values tend to fluctuate.
Deferred drydock cost
We recognize drydock costs as a separate component of each vessel’s carrying amount and amortize the drydock cost on a straight-line basis over the estimated period until the next drydock. We use judgment when estimating the period between when drydocks are performed, which can result in adjustments to the estimated amortization of the drydock expense. If the vessel is disposed of before the next drydock, the remaining balance of the deferred drydock is written-off and forms part of the gain or loss recognized upon disposal of vessels in the period when contracted. We expect that our vessels will be required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. Costs capitalized as part of the drydock include actual costs incurred at the drydock yard and parts and supplies used in making such repairs.

Adoption of new and amended IFRS and IFRIC interpretations from January 1, 2020
Standards and Interpretations issued and adopted in 2020
•Amendments to IAS 1 and IAS 8 - Definition of Material:
•Amendments to IFRS 9, IAS 39 and IFRS 7 - Interest Rate Benchmark Reform
The adoption of these standards did not have a significant impact on these consolidated financial statements.
Standards and Interpretations issued yet not adopted
Additionally, at the date of authorization of these consolidated financial statements, the following Standards which have not been applied in these consolidated financial statements were issued but not yet effective. We do not expect that the adoption of these standards in future periods will have a significant impact on our financial statements.
•Annual Improvements to IFRS Standards 2018-2020, which are summarized as follows:
IFRS 9 Financial Instruments - The amendment clarifies which fees an entity includes when it applies the '10 per cent' test in paragraph B3.3.6 of IFRS 9 in assessing whether to derecognize a financial liability. An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other's behalf.
IFRS 16 Leases - The amendment to Illustrative Example 13 accompanying IFRS 16 removes from the example the illustration of the reimbursement of leasehold improvements by the lessor in order to resolve any potential confusion regarding the treatment of lease incentives that might arise because of how lease incentives are illustrated in that example.
•Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 - Interest Rate Benchmark Reform - Phase 2 - To introduce a practical expedient for modifications required by the reform, clarify that hedge accounting is not discontinued solely because of the IBOR (interbank offer rate) reform, and introduce disclosures that allow users to understand the nature and extent of risks arising from the IBOR reform to which the entity is exposed and how the entity manages those risks as well as the entity's progress in transitioning from IBORs to alternative benchmark rates. The effective date is January 1, 2021.
•Amendments to IFRS 3 - Reference to the Conceptual Framework - To update reference to the Conceptual Framework without significantly changing the requirements in the standard. The effective date is January 1, 2022.
•Amendments to IAS 16 - Property, Plant and Equipment - Proceeds before Intended Use - To prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management and instead requires the recognition of the proceeds from selling such items, and the cost of producing those items, in profit or loss. The effective date is January 1, 2022.
•Amendments to IAS 37 - Onerous Contracts - Cost of Fulfilling a Contract - To specify that the 'cost of fulfilling' a contract comprises the 'costs that relate directly to the contract' and that costs that relate to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The effective date is January 1, 2022.
•Amendments to IAS 1 - Classification of Liabilities as Current or Non-Current - To promote consistency in applying the requirements to determine whether debt and other liabilities with an uncertain settlement date should be classified as current or non-current. The effective date is January 1, 2023, but there is uncertainty to its EU endorsement date.

2.     Cash and cash equivalents
The following table depicts the components of our cash as of December 31, 2020 and 2019:

	At December 31,
In thousands of U.S. dollars	2020	2019
Cash at banks	$185,879	$201,040
Cash on vessels	1,632	1,263
	$187,511	$202,303
Cash and cash equivalents included $20.0 million of short-term deposits with original maturities of less than 3 months at December 31, 2020.

3.     Prepaid expenses and other assets
The following is a table summarizing our prepaid expenses and other current assets as of December 31, 2020 and 2019:

	At December 31,
In thousands of U.S. dollars	2020	2019
SSM - prepaid vessel operating expenses	$3,975	$1,624
Prepaid interest	4,035	6,596
Third party - prepaid vessel operating expenses	1,757	2,123
Prepaid insurance	574	760
Other prepaid expenses	2,089	2,752
	$12,430	$13,855

4.     Accounts receivable
The following is a table summarizing our accounts receivable as of December 31, 2020 and 2019:

	At December 31,
In thousands of U.S. dollars	2020	2019
Scorpio LR2 Pool Limited	$10,698	$17,689
Scorpio MR Pool Limited	9,751	44,739
Scorpio Handymax Tanker Pool Limited	3,597	2,984
Scorpio LR1 Pool Limited	2,367	9,000
Scorpio Commercial Management S.A.M.	284	—
Receivables from the related parties	26,697	74,412

Insurance receivables	5,259	1,322
Freight and time charter receivables	—	962
Other receivables	1,061	1,478
	$33,017	$78,174
Scorpio MR Pool Limited, Scorpio LR2 Pool Limited, Scorpio Handymax Tanker Pool Limited and Scorpio LR1 Pool Limited are related parties, as described in Note 15. Amounts due from the Scorpio Pools relate to income receivables and receivables for working capital contributions, which are expected to be collected within one year. The amounts receivable from the Scorpio Pools as of December 31, 2020 and 2019 include $1.1 million and $24.3 million, respectively, of working capital contributions made on behalf of our vessels to the Scorpio Pools.
During 2020, the Scorpio MR Pool Limited amended the terms of the pool agreement with its participants. Pursuant to this amendment, working capital contributions are repaid, without interest, upon a vessel’s exit from the pool. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. Accordingly, for all owned vessels, we assume that these contributions will not be repaid within 12 months and are now considered as non-current within Other Assets on the consolidated balance sheets. Approximately $23.6 million of accounts receivable were reclassified to non-current other assets on our consolidated balance sheet as of December 31, 2020. For time chartered-in vessels we classify the amounts as current (within accounts receivable) or non-current (within Other Assets) according to the expiration of the contract.
Prior to the effective date of the amendment, working capital contributions were repaid, without interest, when sufficient net revenues became available to cover such amounts and were accordingly classified as current (within accounts receivable).
Insurance receivables primarily represent amounts collectible on our insurance policies in relation to vessel repairs.
Freight and time charter receivables represent amounts collectible from customers for our vessels operating on time charter or in the spot market.
We consider that the carrying amount of accounts receivable approximates their fair value due to the short maturity thereof. Accounts receivable are non-interest bearing. Our accounts receivable mostly consist of accounts receivable from the Scorpio Pools. We have never experienced a historical credit loss of amounts due from the Scorpio Pools and all amounts are considered current. Accordingly there is no reserve for expected credit losses.

5.     Vessels
 Operating vessels and drydock

In thousands of U.S. dollars	Vessels	Drydock	Total

Cost
As of January 1, 2020	$4,611,945	$108,523	$4,720,468
Additions (1)	162,404	40,801	203,205
Write-offs (2)	(847)	(16,850)	(17,697)
As of December 31, 2020	4,773,502	132,474	4,905,976

Accumulated depreciation and impairment
As of January 1, 2020	(665,586)	(46,724)	(712,310)
Charge for the period	(170,409)	(23,859)	(194,268)
Impairment loss	(14,207)	—	(14,207)
Write-offs (2)	847	16,850	17,697
As of December 31, 2020	(849,355)	(53,733)	(903,088)
Net book value
As of December 31, 2020	$3,924,147	$78,741	$4,002,888

Cost
As of January 1, 2019	$4,469,102	$86,352	$4,555,454
Additions (1)	145,150	45,271	190,421
Write-offs (2)	(2,307)	(23,100)	(25,407)
As of December 31, 2019	4,611,945	108,523	4,720,468

Accumulated depreciation and impairment
As of January 1, 2019	(506,443)	(51,222)	(557,665)
Charge for the period	(161,450)	(18,602)	(180,052)
Write-offs (2)	2,307	23,100	25,407
As of December 31, 2019	(665,586)	(46,724)	(712,310)
Net book value
As of December 31, 2019	$3,946,359	$61,799	$4,008,158

(1)Additions in 2020 and 2019 primarily relate to the drydock, BWTS, and scrubber costs incurred on certain of our vessels.
(2)Represents the write-offs of fully depreciated equipment and notional drydock costs on certain of our vessels.

The following is a summary of the items that were capitalized during the year ended December 31, 2020:

In thousands of U.S. dollars	Drydock	Notional component of scrubber (1)	Total drydock additions	Scrubber	BWTS	Other equipment	Capitalized interest	Total vessel additions
Handymax	$1,284	$—	$1,284	$—	$1,932	$157	$—	$2,089
MR	$11,088	$3,000	$14,088	$50,425	$15,247	$1,419	$629	$67,720
LR1	$3,123	$600	$3,723	$13,032	$—	$211	$210	$13,453
LR2	$18,406	$3,300	$21,706	$63,818	$13,507	$1,246	$571	$79,142
	$33,901	$6,900	$40,801	$127,275	$30,686	$3,033	$1,410	$162,404

The following is a summary of the items that were capitalized during the year ended December 31, 2019:

In thousands of US dollars	Drydock	Notional component of scrubber (1)	Total drydock additions	Scrubber	BWTS	Other equipment	Capitalized Interest	Total vessel additions
Handymax	$15,642	$—	$15,642	$—	$24,398	$782	$240	$25,420
MR	16,699	2,250	18,949	40,925	14,503	2,440	1,152	59,020
LR1	—	450	450	7,721	—	590	197	8,508
LR2	8,130	2,100	10,230	43,590	5,486	1,901	1,225	52,202
	$40,471	$4,800	$45,271	$92,236	$44,387	$5,713	$2,814	$145,150
(1)For a newly installed scrubber, a notional component of approximately 10% is allocated from the scrubber's cost. The notional scrubber cost is estimated by us, based on the expected related costs that we will incur for this equipment at the next scheduled drydock date and relates to the replacement of certain components and maintenance of other components. This notional scrubber cost is carried separately from the cost of the scrubber. Subsequent costs are recorded at actual cost incurred. The notional component of the scrubber is depreciated on a straight-line basis to the next estimated drydock date.
2020 Activity
We did not take delivery of any owned vessels during the year ended December 31, 2020, though we did take delivery of four vessels under bareboat charters, as described in Note 6. At December 31, 2020, there were no orders outstanding for newbuilding vessels.
Ballast Water Treatment Systems
In July 2018, we executed an agreement to purchase 55 ballast water treatment systems, or BWTS, from an unaffiliated third-party supplier for total consideration of $36.2 million. These systems have been and are expected to be installed from 2019 through 2023, as each respective vessel under the agreement is due for its International Oil Pollution Prevention, or IOPP, renewal survey. Costs capitalized for these systems include the cost of the base equipment that the Company has contracted to purchase in addition to directly attributable installation costs, costs incurred for systems that were installed during the period, and installation costs incurred in advance of installations that are expected to occur in subsequent periods. We estimate the useful life of these systems to be for the duration of each vessel's remaining useful life and are depreciating the equipment and related installation costs on this basis.
Exhaust Gas Cleaning Systems or Scrubbers
We commenced a program to retrofit the substantial majority of our vessels with exhaust gas cleaning systems, or scrubbers. The scrubbers will enable our ships to use high sulfur fuel oil, which is less expensive than low sulfur fuel oil, in certain parts of the world. From August 2018 through November 2018, we entered into agreements with two separate suppliers to retrofit a total of 77 of our tankers with such systems for total consideration of $116.1 million (which excludes installation costs). We also obtained options to retrofit additional tankers under these agreements.

In June and September 2019, we exercised the option to retrofit an additional 14 and seven of our vessels, respectively, with scrubbers for total consideration of $30.3 million. In April 2020, we reached an agreement to postpone the purchase and installation of scrubbers on 19 vessels. The installation of these scrubbers is now expected to begin not earlier than 2021. In February 2021 we signed an agreement to retain the option to purchase these scrubbers through February 2023. This agreement is described in Note 23.
During the year ended December 31, 2020, we retro-fitted a total of 46 of our vessels with scrubbers and 22 vessels with BWTS. During the year ended December 31, 2019, we retro-fitted a total of 32 of our vessels with scrubbers and 28 vessels with BWTS.
Costs capitalized for these systems include the base equipment and systems purchased, and installation costs incurred. We estimate the useful life of these systems to be for the duration of each vessel's remaining useful life, with the exception of approximately 10% of the equipment cost, which is estimated to require replacement at each vessel's next scheduled drydock. This amount has been allocated as a notional component upon installation. The carrying value of the equipment, related installation costs, and notional component will be depreciated on this basis.
The following table is a timeline of future expected payments and dates for our commitments to purchase scrubbers and BWTS as of December 31, 2020 (1):

As of December 31,
Amounts in thousands of US dollars	2020
Less than 1 month	$154
1-3 months	141
3 months to 1 year	9,483
1-5 years	12,479
5+ years	—
Total	$22,257

(1)These amounts are subject to change as installation times are finalized. The amounts presented exclude installation costs.
Collateral agreements
The below table is a summary of vessels with an aggregate carrying value of $4.8 billion at December 31, 2020 which have been pledged as collateral under the terms of our secured debt and lease financing arrangements, which includes right of use assets that are accounted for under IFRS 16 (and are further described in Note 6), along with the respective borrowing or lease financing facility (which are described in Note 12) as of December 31, 2020:

Credit Facility	Vessel Name
$116.0 Million Lease Financing	STI Oxford, STI Selatar, STI Gramercy, STI Queens
$157.5 Million Lease Financing	STI Alexis, STI Benicia, STI Duchessa, STI Mayfair, STI San Antonio, STI St. Charles, STI Yorkville
$670.0 Million Lease Financing	STI Lobelia, STI Lotus, STI Lily, STI Lavender, STI Magic, STI Majestic, STI Mystery, STI Marvel, STI Magnetic, STI Millenia, STI Magister, STI Mythic, STI Marshall, STI Modest, STI Maverick, STI Miracle, STI Maestro, STI Mighty, STI Maximus
2018 CMB Lease Financing	STI Milwaukee, STI Battery, STI Tribeca, STI Bronx, STI Manhattan, STI Seneca,
2018 NIBC Credit Facility	STI Soho, STI Memphis
2019 DNB / GIEK Credit Facility	STI Condotti, STI Sloane
2020 $225.0 Million Credit Facility	STI Pride, STI Providence, STI Nautilus, STI Gallantry, STI Guard, STI Spiga, STI Savile Row, STI Kingsway, STI Carnaby
2020 TSFL Lease Financing	STI Galata, STI La Boca
2020 CMB Lease Financing	STI Bosphorus, STI Leblon
2020 SPDB-FL Lease Financing	STI San Telmo, STI Donald C Trauscht, STI Esles II, STI Jardins
ABN AMRO / K-Sure Credit Facility	STI Precision, STI Prestige
ABN AMRO / SEB Credit Facility	STI Hammersmith, STI Westminster, STI Winnie, STI Lauren, STI Connaught
AVIC Lease Financing	STI Fontvieille, STI Ville, STI Brooklyn, STI Rose, STI Rambla
BCFL Lease Financing (LR2s)	STI Solace, STI Solidarity, STI Stability
BCFL Lease Financing (MRs)	STI Amber, STI Topaz, STI Ruby, STI Garnet, STI Onyx
BNPP Sinosure Credit Facility	STI Elysees, STI Fulham, STI Hackney, STI Orchard, STI Park
China Huarong Lease Financing	STI Opera, STI Venere, STI Virtus, STI Aqua, STI Dama, STI Regina
Citi / K-Sure Credit Facility	STI Excellence, STI Executive, STI Experience, STI Express
COSCO Shipping Lease Financing	STI Battersea, STI Wembley, STI Texas City, STI Meraux
Credit Agricole Credit Facility	STI Exceed, STI Excel, STI Excelsior, STI Expedite
CSSC Lease Financing	STI Goal, STI Guide, STI Gauntlet, STI Gladiator, STI Gratitude
Hamburg Commercial Credit Facility	STI Poplar, STI Veneto
ING Credit Facility	STI Black Hawk, STI Rotherhithe, STI Pontiac, STI Osceola, STI Notting Hill, STI Jermyn, STI Lombard, STI Grace, STI Brixton, STI Broadway, STI Comandante, STI Finchley, STI Pimlico
KEXIM Credit Facility	STI Madison
Ocean Yield Lease Financing	STI Sanctity, STI Steadfast, STI Supreme, STI Symphony
Prudential Credit Facility	STI Acton, STI Camden, STI Clapham
IFRS 16 - Leases - 3 MR	STI Beryl, STI Larvotto, STI Le Rocher
IFRS 16 - Leases - 7 Handymax	Sky, Steel, Stone I, Style

6.     Right of use assets and related lease liabilities
On January 1, 2019, we adopted IFRS 16 - Leases, which amended the existing accounting standards to require lessees to recognize the rights and obligations created by the commitment to lease assets on the balance sheet, on the basis of the present value of the lease payments that are not paid at the transition date (or commencement date going forward), discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, an incremental borrowing rate, unless the term of the lease is 12 months or less.  Upon transition, a lessee shall apply IFRS 16 to its leases either retrospectively to each prior reporting period presented (the ‘full retrospective approach’) or retrospectively with the cumulative effect of initially applying IFRS 16 recognized at the date of initial application (the ‘modified retrospective approach’).
We applied the modified retrospective approach upon transition. Accordingly, the standard did not impact the accounting for the existing time chartered-in vessels which expired in the first quarter of 2019. We had bareboat charter-in commitments on 10 vessels under fixed rate bareboat agreements and 19 vessels under variable rate bareboat agreements during the years ended December 31, 2020 and December 31, 2019 which were accounted for under IFRS 16 and are described below.
IFRS 16 - Leases - 3 MRs
The transition to IFRS 16 did result in the recognition of right-of-use assets and corresponding liabilities relating to three bareboat chartered-in vessel commitments (STI Beryl, STI Le Rocher and STI Larvotto). The bareboat contracts for these three vessels were entered into in April 2017, are scheduled to expire in April 2025, and have a fixed lease payment of $8,800 per vessel per day. We have the option to purchase these vessels beginning at the end of the fifth year of the agreement through the end of the eighth year of the agreement, at market-based prices. Additionally, a deposit of $4.35 million was retained by the buyer and will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreement. Based on the analysis of the purchase options, we determined the lease terms to be eight years, from the commencement date through the expiration date of each lease. A weighted average incremental borrowing rate of approximately 6.0% was applied at the date of initial application of IFRS 16 on this arrangement. The impact of the application of this standard on the opening balance sheet as of January 1, 2019 was the recognition of a $48.5 million right of use asset, a $50.7 million lease liability ("IFRS 16 - Leases - 3 MRs") and a $2.2 million reduction in retained earnings - a basic loss per share of $(0.06) and a diluted loss per share of $(0.06).
The IFRS 16 - Leases - 3 MRs obligations are secured by, among other things, assignments of earnings and insurances and stock pledges and account charges in respect of the subject vessels and contain customary events of default, including cross-default provisions as well as subjective acceleration clauses under which the lessor could cancel the lease in the event of a material adverse change in our business.
In April 2020, we executed agreements to increase the borrowing capacity of the three vessels under our IFRS 16 - Leases - 3 MRs obligation by up to $1.9 million per vessel to partially finance the purchase and installation of scrubbers on these vessels. Each agreement will be for a fixed term of three years at the rate of up to $1,910 per vessel per day to be allocated to principal and interest. As of December 31, 2020, there have been no borrowings under these agreements.
The aggregate outstanding balances of these lease liabilities were $36.9 million and $44.2 million as of December 31, 2020 and 2019, respectively.
IFRS 16 - Leases - 7 Handymax
In March 2019, we entered into new bareboat charter-in agreements on seven previously bareboat chartered-in vessels. Three of these vessels (Silent, Single and Star I) were bareboat chartered-in for one year, and the remaining four vessels (Steel, Sky, Stone I and Style) are bareboat chartered-in for two years. The daily bareboat rate under all seven agreements is $6,300 per day. We determined the lease terms to be from the commencement date through the expiration date of each lease. At the commencement date of the leases, we determined our one and two-year incremental borrowing rates to be 5.81% and 5.73%, respectively. We recognized a $24.2 million right of use asset and a corresponding $24.2 million lease liability ("IFRS 16 - Leases - 7 Handymax") at the commencement date of these leases.
In March 2020, we extended the terms of the bareboat agreements for three Handymax vessels, Silent and Single to June 2020 and Star I to July 2020, at the rate of $6,300 per day. These extensions were determined to be lease modifications under IFRS 16 - Leases. Accordingly, we recognized right of use assets of $1.6 million and corresponding lease liabilities of

$1.6 million based upon our incremental borrowing rate of 4.03%. The bareboat charters on Silent and Single expired in June 2020, and Star I expired in July 2020.
The IFRS 16 - Leases - 7 Handymax obligations are secured by, among other things, assignments of earnings and insurances and stock pledges and account charges in respect of the subject vessels and contain customary events of default, including cross-default provisions.
The aggregate outstanding balances of these lease liabilities were $2.2 million and $12.8 million as of December 31, 2020 and 2019, respectively.
Trafigura Transaction - $670.0 Million Lease Financing
On September 26, 2019, we acquired subsidiaries of Trafigura, which have leasehold interests in 19 product tankers under bareboat charter agreements ("Agreements") with subsidiaries of an international financial institution for aggregate consideration of $803.0 million.  Of the 19 vessels, 15 (consisting of 11 MRs and four LR2s) were delivered on September 26, 2019, and four MRs were under construction. The consideration exchanged consisted of:
•For the delivered vessels on September 26, 2019, the assumption of the obligations under the Agreements of $531.5 million and the issuance of 3,981,619 shares of common stock at $29.00 per share to a nominee of Trafigura with an aggregate market value of $115.5 million.
•For the four vessels under construction on September 26, 2019, the assumption of the estimated commitments on the Agreements of $138.8 million and the issuance of 591,254 shares of common stock at $29.00 per share to a nominee of Trafigura with an aggregate market value of $17.1 million. Three vessels under construction were delivered in the first quarter of 2020, and the remaining vessel was delivered in September 2020, with aggregate final commitments on the Modified Agreements (see below) of $138.8 million.
On the date of the Trafigura Transaction, certain terms of the Agreements were modified ("Modified Agreements" and, collectively, "$670.0 Million Lease Financing"). Under IFRS 16- Leases the Modified Agreements did not meet the criteria to qualify as separate leases and were measured accordingly as lease modifications. The Modified Agreements each have a term of eight years from the latter of the date of the Trafigura Transaction or the delivery date of the respective vessel, and we have purchase options beginning after the first year of each agreement, limited to eight vessels until after the third anniversary date. Based on the analysis of the purchase options, we determined the lease terms to be eight years from the commencement date of the Modified Agreements, through the expiration date of each lease, at which time we have assumed that the exercise of the purchase options to be reasonably certain.
The Modified Agreements bear interest at LIBOR plus a margin of 3.50% per annum and is being repaid in equal monthly installments of approximately $0.2 million per month per vessel. Additionally, an aggregate prepayment of $18.0 million ($0.8 million for each MR and $1.5 million for each LR2) is being made in equal monthly installments over the first 12 months of each Modified Agreement.
Commencing with the date of the Trafigura Transaction, the following vessels were leased under the Modified Agreements: STI Magic, STI Majestic, STI Mystery, STI Marvel, STI Magnetic, STI Millennia, STI Magister, STI Mythic, STI Marshall, STI Modest, STI Maverick, STI Miracle, STI Maestro, STI Mighty, STI Maximus, STI Lobelia, STI Lotus, STI Lily and STI Lavender. The Modified Agreements commenced upon delivery for (i) STI Miracle and STI Maestro in January 2020; (ii) STI Mighty in March 2020; and (iii) STI Maximus in September 2020. The Modified Agreements are secured by, among other things, assignments of earnings and insurances and stock pledges and account charges in respect of the subject vessels and contain customary events of default, including cross-default provisions as well as subjective acceleration clauses under which the lessor could cancel the lease in the event of a material adverse change in our business. The leased vessels are required to maintain a fair value, as determined by an annual appraisal from an approved third-party broker, of 111% of the outstanding principal balance as of the last banking day of the year. At December 31, 2020 we made an unscheduled payment of $0.9 million with respect to one of the vessels to maintain compliance with this covenant.
The Trafigura Transaction was accounted for as an asset acquisition in accordance with the early adoption of amendments to the definition of a business in IFRS 3 - Business Combinations effective for annual reporting periods beginning on or after January 1, 2020, and the obligations assumed under the leasehold interests were accounted for under IFRS 16, Leases. Accordingly, we recorded lease liabilities and corresponding right of use assets for the delivered vessels upon the closing date of the Trafigura Transaction. The right of use assets were measured based on (i) the present value of the minimum lease payments under each lease (which assumes the exercise of the purchase options at expiration) of $531.5 million, (ii) the value of the equity issued for each lease (as an initial direct cost) of $115.5 million, and (iii) other initial direct costs of $2.5 million.
Additionally, we recorded lease liabilities and corresponding right of use assets upon the delivery of the four MR vessels that were delivered during the year ended December 31, 2020; STI Miracle, STI Maestro, STI Mighty and STI Maximus. The right of use assets for these four vessels were measured based on (i) the present value of the minimum lease payments under each lease (which assumes the exercise of the purchase options at expiration) of $138.8 million, (ii) the value of the equity issued for each lease (as an initial direct cost) of $17.1 million , and (iii) other initial direct costs of $3.0 million (which includes costs incurred as part of the transaction and capitalized costs incurred as part of the construction of each vessel).
The aggregate outstanding balances of these lease liabilities were $593.3 million and $513.0 million as of December 31, 2020 and 2019, respectively. We were in compliance with the financial covenants under these agreements as of those dates.
The following is the activity of the 'Right of use assets for vessels' starting with the recognition of the assets on January 1, 2019 through December 31, 2020:

In thousands of U.S. Dollars	Vessels	Drydock (1)	Total
Cost
As of January 1, 2020	$705,857	$18,962	$724,819
Additions	156,226	4,600	160,826
Fully depreciated assets	(8,393)	—	(8,393)
As of December 31, 2020	853,690	23,562	877,252

Accumulated depreciation and impairment
As of January 1, 2020	(25,374)	(1,542)	(26,916)
Charge for the period	(46,655)	(4,895)	(51,550)
Fully depreciated assets	8,393	—	8,393
As of December 31, 2020	(63,636)	(6,437)	(70,073)

Net book value
As of December 31, 2020	$790,054	$17,125	$807,179
(1)    Drydock costs for 'Right of use assets for vessels' are depreciated over the shorter of the lease term or the period until the next scheduled drydock. On this basis, the drydock costs for these vessels is being depreciated separately. $4.6 million of notional drydock costs were allocated from the right of use assets recorded for the four MR vessels delivered during 2020 as part of the Trafigura Transaction.

In thousands of U.S. Dollars	Vessels	Drydock (1)	Total
Cost
As of January 1, 2019	$48,466	$2,635	$51,101
Additions	657,391	16,327	673,718
As of December 31, 2019	705,857	18,962	724,819

Accumulated depreciation and impairment
As of January 1, 2019	—	—	—
Charge for the period	(25,374)	(1,542)	(26,916)
As of December 31, 2019	(25,374)	(1,542)	(26,916)

Net book value
As of December 31, 2019	$680,483	$17,420	$697,903

(1)    Drydock costs for 'Right of use assets for vessels' are depreciated over the shorter of the lease term or the period until the next scheduled drydock. On this basis, the drydock costs for these vessels is being depreciated separately. The costs related to the vessels at transition of $2.6 million were recorded as 'Other non-current assets' as of December 31, 2018 and were reclassified to 'Right of use assets for vessels' upon the adoption of IFRS 16 - Leases, on January 1, 2019. $16.3 million of notional drydock costs were allocated from the acquisition price of the vessels in the Trafigura Transaction.
The following table summarizes the payments made for the years ended December 31, 2020 and 2019 relating to lease liabilities accounted for under IFRS 16 - Leases:

	For the year ended December 31,
In thousands of U.S. dollars	2020	2019
Interest expense recognized in consolidated statements of income or loss	$28,458	$11,354
Principal repayments recognized in consolidated cash flow statements	77,913	36,761
Net decrease in accrued interest expense	(206)	17
Net increase in prepaid interest expense	(382)	1,066
Total payments on lease liabilities under IFRS 16 - Leases	$105,783	$49,198

The undiscounted remaining future minimum lease payments under bareboat charter-in arrangements that are accounted as lease liabilities under IFRS 16 - Leases as of December 31, 2020 are $763.5 million. The obligations under these agreements will be repaid as follows:

As of
In thousands of U.S. dollars	December 31, 2020
Less than 1 year	$80,378
1 - 5 years	285,316
5+ years	397,765
Total	763,459
Discounting effect (1)	(130,985)
Lease liability	$632,474

(1)Represents estimated interest payments using applicable implicit or imputed interest rates in each lease agreement. For leases with implicit rates which include a variable component tied to a benchmark, such as LIBOR, the payments were estimated by taking into consideration: (i) the margin on each lease and (ii) the forward interest rate curve calculated from interest swap rates, as published by a third party, as of December 31, 2020.

During the years ended December 31, 2019 and 2018, our charterhire expense for operating leases was $4.4 million and $59.6 million, respectively. These lease payments include payments for the non-lease elements in our time chartered-in arrangement that expired in January 2019. We did not incur charterhire expenses during the year ended December 31, 2020.
Vessels recorded as Right of use assets derive income from subleases through time charter-out and pool arrangements. For the years ended December 31, 2020 and 2019, sublease income of $165.8 million and $78.8 million, respectively, is included in Vessel revenue.
7.     Carrying values of vessels, vessels under construction, right of use assets for vessels and goodwill
At each balance sheet date, we review the carrying amounts of our goodwill, vessels and related drydock costs and right of use assets for vessels to determine if there is any indication that these amounts have suffered an impairment loss. If such indication exists, the recoverable amount of the vessels, right of use assets and related drydock costs is estimated in order to determine the extent of the impairment loss (if any). Recoverable amount is the higher of fair value less costs to sell and value in use. As part of this evaluation, we consider certain indicators of potential impairment, such as market conditions including forecast time charter rates and values for second-hand product tankers, discounted projected vessel operating cash flows, and the Company’s overall business plans.
Goodwill arising from our September 2017 acquisition of Navig8 Product Tankers Inc. has been allocated to the cash generating units within each of the respective operating segments that are expected to benefit from the synergies of this transaction (LR2s and LR1s). The carrying values of goodwill allocated to these segments were $8.9 million for the LR2 segment and $2.6 million for the LR1 segment. Goodwill is not amortized and is tested annually (or more frequently, if impairment indicators arise) by comparing the aggregate carrying amount of the cash generating units in each respective operating segment, plus the allocated goodwill, to their recoverable amounts. Recoverable amount is the higher of the fair value less cost to sell (determined by taking into consideration vessel valuations from leading and internationally recognized ship brokers for each vessel within each segment) and value in use. In assessing value in use, the estimated future cash flows of the operating segment are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the operating segment for which the estimates of future cash flows have not been adjusted. This test was performed in connection with the assessment of the carrying amount of our vessels and related drydock costs and, as further described below, resulted in an impairment charge to the goodwill that was previously allocated to the LR1 segment at December 31, 2020 of $2.6 million
At December 31, 2020, we reviewed the carrying amount of our vessels and right of use assets for vessels to determine whether there was an indication that these assets had suffered an impairment. First, we assessed the fair value less the cost to sell of our vessels taking into consideration vessel valuations from leading, independent and internationally recognized ship brokers. We then compared the fair value less selling costs to each vessel’s carrying value and, if the carrying value exceeded the vessel’s fair value less selling costs, an indicator of impairment exists. We also considered sustained weakness in the product tanker market or other macroeconomic indications (such as the COVID-19 pandemic) to be an impairment indicator. Based upon these factors, we determined that impairment indicators did exist at December 31, 2020.
Once this determination was made, we prepared a value in use calculation where we estimated each vessel’s future cash flows. These estimates were primarily based on (i) our best estimate of forecasted vessel revenue through a combination of the latest forecast, published time charter rates for the next three years and a 2.34% growth rate (which is based on published historical and forecast inflation rates) in freight rates in each period through the vessel's 15th year of useful life and reduced to match the growth in expenses thereafter, (ii) our best estimate of vessel operating expenses and drydock costs, which are based on our most recent forecasts for the next three years and a 2.34% (2.39% in 2019) growth rate in each period thereafter, and (iii) the evaluation of other inputs such as the vessel's remaining useful life, residual value and utilization rate. These cash flows were then discounted to their present value using a pre-tax discount rate of 7.24% (7.41% in 2019). The results of these tests were as follows:

At December 31, 2020, our operating fleet consisted of 135 owned, finance leased or right of use vessels ("ROU vessels").
•Seven of our owned, lease financed or ROU vessels in our fleet had fair values less selling costs greater than their carrying amount.
•121 of our owned, lease financed or ROU vessels in our fleet had fair values less selling costs lower than their carrying amount.
•We did not obtain valuations from independent ship brokers for seven of our ROU vessels as they are not required under the respective leases.
•We prepared a value in use calculation for all 135 vessels in our fleet which resulted in an aggregate impairment charge of $14.2 million on 13 MRs. The recoverable amounts per vessel were approximately $27.0 million for one MR, $29.0 million for four MRs, $34.0 million for three MRs and $35.0 million for five MRs.
The factors leading to this impairment charge and the sensitivities thereto, are described further below.
At December 31, 2019, we owned or finance leased 134 vessels in our fleet:
•68 of our owned, finance leased or ROU vessels in our fleet had fair values less selling costs greater than their carrying amount. As such, there were no indicators of impairment for these vessels.
•56 of our owned, finance leased or ROU vessels in our fleet had fair values less selling costs lower than their carrying amount.
•We did not obtain valuations from independent brokers for 10 of our ROU vessels as they were not required under the respective leases.
•We prepared a value in use calculation for all 134 vessels in our fleet, which resulted in no impairment being recognized.
Factors leading to the 2020 impairment charges of vessels and goodwill
The factors leading to the impairment charges recorded during the year ended December 31, 2020 were shaped by the COVID-19 pandemic. Initially, the onset of the COVID-19 pandemic in March 2020 resulted in a sharp reduction of economic activity and a corresponding reduction in the global demand for oil and refined petroleum products. This period of time was marked by extreme volatility in the oil markets and the development of a steep contango in the prices of oil and refined petroleum products. Consequently, an abundance of arbitrage and floating storage opportunities were created, which resulted in record increases in spot TCE rates during the second quarter of 2020. These market dynamics led to a build-up of global oil and refined petroleum product inventories. In June 2020, the underlying oil markets stabilized, and global economies began to recover, albeit at a slow pace. These conditions led to the gradual unwinding of excess inventories and thus a reduction in spot TCE rates. Spot TCE rates have remained subdued ever since, as the continuation of the unwinding of inventories, coupled with tepid demand for oil, have had an adverse impact on the demand for our vessels.
The continued downward pressure on spot TCE rates led to corresponding reductions in published time charter rates, which are the basis for our impairment calculations (as there are no comparable published longer term forecasts for spot TCE rates). One-year published time charter rates were impacted more meaningfully than three-year published time charter rates which implies that the market is pricing in short-term headwinds as the COVID-19 pandemic stretches into 2021, followed by a longer-term recovery once the COVID-19 pandemic subsides. The recovery that is implied in the longer-term published time charter rates is of material benefit to our calculations given that our vessels have an average age of just 5.2 years and an estimated useful life of 25 years. The thesis of a longer-term recovery is supported by factors such as (i) the ongoing distribution of vaccines for the COVID-19 virus and subsequent forecasts for an economic recovery, (ii) shifts in oil refinery capacity favorable to product shipping, and (iii) historically low newbuilding levels of product tankers combined with an aging overall product tanker fleet.

In spite of these forecasts, the short-term headwinds that were observed in the one-year time charter rates caused the recoverable amount of 13 of the MRs in our fleet, as determined by the value in use calculations, to be lower than their carrying values by $14.2 million in aggregate. This dynamic also impacted the value in use calculations for the goodwill that was previously allocated to the LR1 reportable segment which resulted in a goodwill impairment charge of $2.6 million. The aggregate value in use calculations in our LR2 reportable segment were sufficient to support the carrying value of its allocated goodwill of $8.9 million, given the positive outlook for this vessel class.
Sensitivities and benchmarking
The impairment test that we conduct is most sensitive to variances in the discount rate and future time charter rates. Based on the sensitivity analysis performed for December 31, 2020:
•A 1.0% increase in the discount rate would result in 57 vessels being impaired for an aggregate $103.1 million loss, comprised of: 46 MRs for $90.9 million; and 11 LR1s for $12.2 million.
•A 5% decrease in forecasted time charter rates, which is between $900 per day and $1,500 per day depending on the vessel class, would result in 71 vessels being impaired for an aggregate $161.0 million loss, comprised of: 59 MRs for $140.2 million; and 11 LR1s vessels for $20.7 million.
Based on the sensitivity analysis performed for December 31, 2019:
•A 1.0% increase in the discount rate would result in 30 vessels being impaired for an aggregate $44.1 million loss, comprised of: (i) 13 Handymax for $5.2 million; (ii) 11 MRs for $17.8 million; and (iii) six LR2s for $21.1 million.
•A 5% decrease in forecasted time charter rates would result in 34 vessels being impaired for an aggregate $76.1 million, loss comprised of: (i) 13 Handymax for $19.0 million; (ii) 15 MRs for $31.7 million; and (iii) six LR2s for $25.4 million.
We also compared the results of our value in use calculations to various other scenarios, which can be summarized as follows:
•If we assumed that the spot market rates that we earned in the final six months of 2020 persisted for the entirety of 2021 (i.e. a ‘protracted pandemic’ scenario), with a reversion to the published time charter rates in 2022, the value in use calculations would result in 40 vessels being impaired for an aggregate $59.1 million loss, comprised of: 37 MRs for $57.9 million; and three LR1s for $1.2 million.
•If we used 10-year historical average TCE rates for our value in use calculations, the calculation would result in 46 vessels being impaired for an aggregate $83.3 million loss, comprised of: 41 MRs for $80.1 million; and four LR1s for $3.0 million.
•If we used 15-year historical average TCE rates for our value in use calculations, no impairment loss would be recorded in any of our vessel classes.
•If we used 20-year historical average TCE rates for our value in use calculations, no impairment loss would be recorded in any of our vessel classes.
While the results of this scenario building exercise support our conclusions, it remains our belief that our base case value in use calculations, through the use of independently published time charter rates, form an objective approximation of forward looking cash flows based on the most recent available data in the market (which incorporates market views on the trajectory of the COVID-19 pandemic, among other factors). Historical averages do not incorporate such perspectives and are also based on time periods when vessel operating expenses were lower (as opposed to our calculations, where we project gradual increases in vessel operating expenses).
Capitalized interest
In accordance with IAS 23 “Borrowing Costs,” applicable interest costs are capitalized during the period that ballast water treatment systems and scrubbers for our vessels are constructed and installed. For the years ended December 31, 2020 and 2019, we capitalized interest expense for the respective vessels of $1.4 million and $2.8 million, respectively. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was 3.6% and 6.3% for each of the years ended December 31, 2020 and 2019, respectively. We cease capitalizing interest when the vessels reach the location and condition necessary to operate in the manner intended by management.
There were no vessels under construction during the years ended December 31, 2020 and December 31, 2019.

8.    Other non-current assets

The following table sets forth the components of our Other non-current assets as of December 31, 2020 and 2019:

	At December 31,
In thousands of U.S. dollars	2020	2019
Scorpio LR2 Pool Ltd. pool working capital contributions (1)	$35,700	$35,700
Scorpio MR Pool Ltd. pool working capital contributions(1)	25,200	—
Scorpio Handymax Tanker Pool Ltd. pool working capital contributions (2)	5,661	6,794
Scorpio LR1 Pool Ltd. pool working capital contributions(1)	6,600	6,600
Working capital contributions to Scorpio Pools	73,161	49,094

Seller's credit on sale leaseback vessels (3)	10,192	9,624
Deposits for exhaust gas cleaning system ('scrubbers') (4)	5,617	35,846
Investment in BWTS supplier (5)	1,751	1,751
Capitalized loan fees (6)	1,424	4,039
Equity consideration issued for the leasehold interests acquired from Trafigura for certain vessels under construction (7)	—	18,086
Deposits for BWTS (5)	—	12,699
	$92,145	$131,139

(1)    Upon entrance into the Scorpio LR2, LR1 and MR Pools, all vessels are required to make initial working capital contributions of both cash and bunkers. Initial working capital contributions are repaid, without interest, upon a vessel’s exit from the pool. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned vessels, we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within Other Assets on the consolidated balance sheets. For time chartered-in vessels we classify the amounts as current (within accounts receivable) or non-current (within Other Assets) according to the expiration of the contract. The Scorpio MR Pool amended its terms to the above during 2020. Prior to this amendment, any contributions were repaid, without interest, when such vessel earned sufficient net revenues to cover the value of such working capital contributed. Accordingly, such amounts were classified as current (within accounts receivable) in prior periods.
(2)     Upon entrance into the Scorpio Handymax Tanker Pool, all vessels are required to make initial working capital contributions of both cash and bunkers. Initial working capital contributions are repaid, without interest, upon a vessel's exit from each pool no later than six months after the exit date. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned vessels, we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within Other Assets on the consolidated balance sheets. For time chartered-in vessels we classify the amounts as current (within Accounts Receivable) or non-current (within Other Assets) according to the expiration of the contract.
(3)    The seller's credit on vessels sold and leased back represents the present value of the deposits of $4.35 million per vessel ($13.1 million in aggregate) that was retained by the buyer as part of the 2017 sale and operating leaseback transactions for STI Beryl, STI Le Rocher and STI Larvotto, which is described in Note 6. This deposit will either be applied to the purchase price of the vessel if a purchase option is exercised or refunded to us at the expiration of the agreement. The present value of this deposit has been calculated based on the interest rate that is implied in the lease, and the carrying value will accrete over the life of the lease, through interest income, until expiration. We recorded $0.5 million and $0.5 million as interest income as part of these agreements during each of the years ended December 31, 2020 and 2019, respectively.
(4)     From August 2018 through September 2019, we entered into agreements with two separate suppliers to retrofit a total of 98 of our tankers with scrubbers for total consideration of $146.6 million (which excludes installation costs). Deposits paid for these systems are reflected as investing cash flows within the consolidated statement of cash flows. In April 2020, we reached an agreement to postpone the purchase and installation of scrubbers on 19 of our vessels. The installation of these remaining scrubbers is now expected to begin not earlier than 2021. In February 2021, we signed an agreement to retain the option to purchase these scrubbers through February 2023. This agreement is described in Note 23.
(5)    In July 2018, we executed an agreement to purchase 55 BWTS from an unaffiliated third-party supplier for total consideration of $36.2 million. These systems were expected to be installed over the subsequent five years, as each respective vessel under the agreement comes due for its International Oil Pollution Prevention, or IOPP, renewal survey. Upon entry into this agreement, we also obtained a minority equity interest in this supplier for no additional consideration. We have determined that of the total consideration of $36.2 million, $1.8 million is attributable to the minority equity interest.
    Since July 2018, aggregate deposits of $32.8 million have been made, of which $31.0 million has been reclassified to "Vessels" upon the installation of these systems. The remaining $1.8 million of this amount has been recorded as the aforementioned minority equity interest, which is being accounted for as a financial asset under IFRS 9. Deposits paid for these systems are reflected as investing cash flows within the consolidated statement of cash flows. Under the terms of the agreement, we were granted a put option, exercisable after one year following the date of the agreement, whereby we can put the shares back to the supplier at a predetermined price. The supplier was also granted a call option, exercisable two years following the date of the agreement, whereby it can buy the shares back from us at a predetermined price, which is greater than the strike price of the put option. Given that the value of this investment is contractually limited to the strike prices set forth in these options, we have recorded the value of the investment at the put option strike price, or $1.8 million in aggregate. The difference in the aggregate value of the investment, based on the spread between the exercise prices of the put and call options, is $0.6 million. We consider this value to be a Level 3 fair value measurement, as this supplier is a private company, and the value has been determined based on unobservable market data (i.e. the proceeds that we would receive if we exercised our put option in full).
(6)    Represents upfront loan fees on credit facilities that are expected to be used to partially finance the purchase and installation of scrubbers or refinance the indebtedness on certain vessels. These fees are reclassified as deferred financing fees (net of Debt) when the tranche of the loan to which the vessel relates is drawn.
(7)    On September 26, 2019, we acquired subsidiaries of Trafigura as part of the Trafigura Transaction, which have leasehold interests in 19 product tankers under bareboat charter agreements with subsidiaries of an international financial institution.  Of the 19 vessels, 15 were delivered on September 26, 2019, and four were under construction. For the four vessels under construction, we issued 591,254 shares of common stock at $29.00 per share to Trafigura with an aggregate market value of $17.1 million and assumed commitments on the bareboat charter agreements of approximately $138.8 million upon each vessel's delivery from the shipyard. The value of the equity issued of $17.1 million plus certain initial direct costs of approximately $0.6 million (which is a pro-rated portion of the legal and professional fees incurred as part of the Trafigura Transaction) and $0.4 million of fees relating to the leases on these four vessels under construction were recorded within "Other Non-current assets" as of December 31, 2019. These amounts were reclassified to Right of Use Assets as each vessel was delivered from the shipyard throughout 2020.

9.     Restricted Cash
Restricted cash as of December 31, 2020 and 2019 primarily represents debt service reserve accounts that were maintained as part of the terms and conditions of our 2017 Credit Facility, Citibank/K-Sure Credit Facility, ABN AMRO/K-Sure Credit Facility, and the lease financing arrangements with Bank of Communications Financial Leasing (LR2s). The funds in these accounts are expected to be applied against the principal balance of these facilities upon maturity. The activity within these accounts (which is adjusted from time to time based on prevailing interest rates) is recorded as financing activities on our consolidated statements of cash flows. These facilities, and any related activity in the restricted cash balances, are further described in Note 12.

10.     Accounts payable
The following table sets forth the components of our accounts payable as of December 31, 2020 and 2019:

	At December 31,
In thousands of U.S. dollars	2020	2019
Scorpio Ship Management S.A.M. (SSM)	$902	$2,454
Scorpio Services Holding Limited (SSH)	404	353
Scorpio MR Pool Limited	230	19
Scorpio LR2 Pool Limited	338	—
Scorpio Commercial Management S.A.M. (SCM)	58	14
Amounts due to a port agent - related party	42	58
Scorpio Handymax Tanker Pool Limited	2	116
Scorpio LR1 Pool Limited	—	325
Accounts payable to related parties	1,976	3,339

Suppliers	10,887	19,783
	$12,863	$23,122
The majority of accounts payable are settled with a cash payment within 90 days. No interest is charged on accounts payable. We consider that the carrying amount of accounts payable approximates fair value.
11.     Accrued expenses
The following table sets forth the components of our accrued expenses as of December 31, 2020 and 2019:

	At December 31,
In thousands of U.S. dollars	2020	2019
Accrued expenses to a related party port agent	$313	$302
Scorpio MR Pool Limited	375	1,361
Scorpio Ship Management S.A.M. (SSM)	33	213
Scorpio LR1 Pool Limited	—	874
Scorpio LR2 Pool Limited	—	794
Scorpio Handymax Tanker Pool Limited	—	229
Accrued expenses to related parties	721	3,773

Suppliers	15,938	22,170
Accrued short-term employee benefits	11,231	9,728
Accrued interest	4,282	5,739
Other accrued expenses	21	42
	$32,193	$41,452
12.     Current and long-term debt
The following is a breakdown of the current and non-current portion of our debt outstanding as of December 31, 2020 and December 31, 2019:

	At December 31,
In thousands of U.S. dollars	2020	2019
Current portion of bank debt (1)	$172,705	$235,482
Finance lease (2)	131,736	122,229
Current portion of long-term debt	304,441	357,711

Non-current portion of bank debt and bonds (3)	971,172	999,268
Finance lease (4)	1,139,713	1,195,494
	$2,415,326	$2,552,473
(1)The current portion at December 31, 2020 was net of unamortized deferred financing fees of $1.8 million. The current portion at December 31, 2019 was net of unamortized deferred financing fees of $1.2 million.
(2)The current portion at December 31, 2020 was net of unamortized deferred financing fees of $0.9 million. The current portion at December 31, 2019 was net of unamortized deferred financing fees of $0.8 million.
(3)The non-current portion at December 31, 2020 was net of unamortized deferred financing fees of $12.0 million. The non-current portion at December 31, 2019 was net of unamortized deferred financing fees of $7.6 million.
(4)The non-current portion at December 31, 2020 was net of unamortized deferred financing fees of $7.8 million. The non-current portion at December 31, 2019 was net of unamortized deferred financing fees of $7.1 million.

The following is a rollforward of the activity within debt (current and non-current), by facility, for the year ended December 31, 2020:

		Activity				Balance as of December 31, 2020 consists of:
In thousands of U.S. dollars	Carrying Value as of December 31, 2019	Drawdowns	Repayments	Other Activity(1)	Carrying Value as of December 31, 2020	Current	Non-Current
KEXIM Credit Facility	199,014	—	(183,082)	—	15,932	15,932	—
ABN AMRO Credit Facility	91,954	—	(91,954)	—	—	—	—
ING Credit Facility	131,439	77,985	(18,076)	—	191,348	50,313	141,035
2018 NIBC Credit Facility	31,621	3,125	(3,680)	—	31,066	31,066	—
2017 Credit Facility	131,499	—	(131,499)	—	—	—	—
Credit Agricole Credit Facility	88,466	—	(8,568)	778	80,676	7,837	72,839
ABN AMRO / K-Sure Credit Facility	43,726	—	(3,851)	712	40,587	3,173	37,414
Citibank / K-Sure Credit Facility	91,086	—	(8,416)	1,808	84,478	6,697	77,781
ABN / SEB Credit Facility	103,325	6,312	(11,781)	—	97,856	12,347	85,509
Hamburg Commercial Bank Credit Facility	42,150	1,429	(3,264)	—	40,315	3,292	37,023
Prudential Credit Facility	55,463	—	(5,085)	—	50,378	5,546	44,832
2019 DNB / GIEK Credit Facility	—	55,500	(2,937)	—	52,563	7,113	45,450
BNPP Sinosure Credit Facility	—	101,461	(6,728)	—	94,733	10,143	84,590
2020 $225.0 Million Credit Facility	—	216,700	(7,810)	—	208,890	21,001	187,889
Ocean Yield Lease Financing	148,235	—	(11,024)	188	137,399	11,065	126,334
CMBFL Lease Financing (4)	56,473	—	(57,063)	590	—	—	—
BCFL Lease Financing (LR2s)	90,384	1,773	(8,724)	541	83,974	9,095	74,879
CSSC Lease Financing (5)	233,727	—	(94,908)	(1,870)	136,949	11,430	125,519
CSSC Scrubber Lease Financing	10,976	1,568	(8,101)	—	4,443	3,920	523
BCFL Lease Financing (MRs)	87,810	1,926	(11,988)	—	77,748	13,000	64,748

2018 CMBFL Lease Financing	126,429	10,125	(11,561)	—	124,993	13,007	111,986
$116.0 Million Lease Financing	106,040	5,653	(7,892)	—	103,801	9,392	94,409
AVIC Lease Financing	127,309	4,600	(12,177)	—	119,732	13,327	106,405
China Huarong Lease Financing	123,750	—	(13,500)	—	110,250	13,500	96,750
$157.5 Million Lease Financing	137,943	—	(14,143)	—	123,800	14,143	109,657
COSCO Lease Financing	76,450	—	(7,700)	—	68,750	7,700	61,050
2020 CMBFL Lease Financing	—	45,383	(810)	—	44,573	3,242	41,331
2020 TSFL Lease Financing	—	47,250	—	—	47,250	3,321	43,929
2020 SPDB-FL Lease Financing	—	96,500	—	—	96,500	6,495	90,005
IFRS 16 - Leases - 7 Handymax (See Note 6) (2)	12,778	1,643	(12,174)	—	2,247	2,247	—
IFRS 16 - Leases - 3 MR (See Note 6)	44,192	—	(7,256)	—	36,936	7,667	29,269
$670.0 Million Lease Financing (see Note 6) (3)	513,004	138,770	(58,483)	—	593,291	46,764	546,527
Unsecured Senior Notes Due 2020	53,750	—	(53,750)	—	—	—	—
Unsecured Senior Notes Due 2025	—	28,100	—	—	28,100	—	28,100
Convertible Notes due 2022	180,050	—	(47,750)	8,413	140,713	—	140,713
	$3,139,043	$845,803	$(925,735)	$11,160	$3,070,271	$363,775	$2,706,496
Less: deferred financing fees	(16,596)	(15,233)	—	9,358	(22,471)	(2,656)	(19,815)
Total	$3,122,447	$830,570	$(925,735)	$20,518	$3,047,800	$361,119	$2,686,681

(1)    Relates to non-cash accretion or amortization of (i) obligations which were assumed as part of the acquisition of Navig8 Product Tankers Inc. and recorded at fair value (described below), and (ii) accretion of our Convertible Notes due 2022.
(2)    Drawdowns related to this arrangement represents the non-cash entry to record lease liabilities of $1.6 million when certain of these leases were modified in 2020.
(3)    Drawdowns related to this arrangement represents the non-cash entry to record lease liabilities of $138.8 million on the commencement date of the leases for four vessels that were acquired as part of the Trafigura Transaction and delivered from the shipyard throughout 2020.
(4)    Other activity for this arrangement consists of (i) accretion of the discount; and (ii) the write-off of the discount of $0.4 million related to the refinancing of existing indebtedness on certain vessels.
(5)    Other activity for this arrangement consists of (i) the write-off of the premium of $1.1 million related to the refinancing of existing indebtedness on certain vessels and (ii) amortization of the premium on the remaining vessels that were not refinanced.
Secured Bank Debt
Each of our secured credit facilities contains financial and restrictive covenants, which require us to, among other things, comply with certain financial tests (described below); deliver quarterly and annual financial statements and annual projections; comply with restrictive covenants, including maintaining adequate insurances; comply with laws (including environmental laws and ERISA); and maintain flag and class of our vessels. Other such covenants may, among other things, restrict consolidations, mergers or sales of our assets; require us to obtain lender approval on changes in our vessel manager; limit our ability to place liens on our assets; limit our ability to incur additional indebtedness; prohibit us from paying dividends if there is a covenant breach under the loan or an event of default has occurred or would occur as a result of payment of such dividend; or prohibit our transactions with affiliates. Furthermore, our debt agreements contain customary events of default, including cross-default provisions, as well as subjective acceleration clauses under which the debt could become due and payable in the event of a material adverse change in the Company’s business.
These secured credit facilities may be secured by, among other things:
•a first priority mortgage over the relevant collateralized vessels;
•a first priority assignment of earnings, insurances and charters from the mortgaged vessels for the specific facility;
•a pledge of earnings generated by the mortgaged vessels for the specific facility; and
•a pledge of the equity interests of each vessel owning subsidiary under the specific facility.
Each of our secured credit facilities are described below.
KEXIM Credit Facility
In February 2014, we executed a senior secured term loan facility for $429.6 million, with a group of financial institutions led by DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) and from KEXIM, a statutory juridical entity established under The Export-Import Bank of Korea Act of 1969, as amended, in the Republic of Korea. We refer to this facility as the KEXIM Credit Facility.  This KEXIM Credit Facility includes commitments from KEXIM of $300.6 million, or the KEXIM Tranche, and a group of financial institutions led by DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) of $129.0 million, or the Commercial Tranche.
Drawdowns under the KEXIM Credit Facility occurred in connection with the delivery of 18 newbuilding vessels as specified in the loan agreement.
In addition to KEXIM’s commitment of up to $300.6 million, KEXIM also provided an optional guarantee for a five-year amortizing note of $125.25 million, the proceeds of which reduced the $300.6 million KEXIM Tranche. These notes were issued on July 18, 2014 and were repaid in full upon their maturity in September 2019.

This facility was repaid in full in January 2021 upon the maturity of the Commercial Tranche.
Repayments were made in ten equal consecutive semi-annual repayment installments in accordance with a 15-year repayment profile under the Commercial Tranche and a 12-year repayment profile under the KEXIM Tranche (which includes the KEXIM Notes). Repayments commenced in March 2015 for the KEXIM Tranche and in July 2015 for the Commercial Tranche.
Borrowings under the KEXIM Tranche bear interest at LIBOR plus an applicable margin of 3.25%. Borrowings under the Commercial Tranche bear interest at LIBOR plus an applicable margin of 3.25% from the effective date of the agreement to the fifth anniversary thereof and 3.75% thereafter until the maturity date in respect of the Commercial Tranche.
Our KEXIM Credit Facility contained certain financial covenants which required us to maintain:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of any new equity issues occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.
•The minimum threshold for the aggregate fair market value of the vessels as a percentage of the then aggregate principal amount in the facility shall at all times be no less than 155%.
During the year ended December 31, 2020, we made scheduled principal payments of $16.9 million on this credit facility and refinanced the debt on twelve vessels that were collateralized under this facility resulting in unscheduled principal repayments of $166.1 million in aggregate and the write-off of approximately $0.2 million of deferred financing fees. During the year ended December 31, 2019, we refinanced the debt on five vessels that were collateralized under this facility resulting in unscheduled principal repayments of $66.6 million in aggregate and the write-off of approximately $1.2 million of deferred financing fees. The outstanding amounts relating to this facility as of December 31, 2020 and 2019 were $15.9 million and $199.0 million, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
ABN AMRO Credit Facility
In July 2015, we executed a senior secured term loan facility with ABN AMRO Bank N.V. and DVB Bank SE for up to $142.2 million. This facility was fully drawn in 2015 to partially finance the purchases of STI Savile Row, STI Kingsway and STI Carnaby and to refinance the existing indebtedness on STI Spiga. We refer to this credit facility as our ABN AMRO Credit Facility.
Repayments under the ABN AMRO Credit Facility were made in equal consecutive quarterly repayment installments in accordance with a 15-year repayment profile. Borrowings under the ABN AMRO Credit Facility bore interest at LIBOR plus an applicable margin of 2.15%. This facility was scheduled to mature during the third quarter of 2020, and the amounts borrowed were refinanced in June 2020 in advance of their maturity with the proceeds from the 2020 $225.0 Million Credit Facility (which is described below). As part of this transaction, we recorded a write-off of approximately $0.1 million of deferred financing fees.
The outstanding amount relating to this facility as of December 31, 2019 was $92.0 million, and we were in compliance with the financial covenants relating to this facility as of that date.
ING Credit Facility
In June 2015, we executed a senior secured term loan facility with ING Bank N.V., London Branch for a credit facility of up to $52.0 million. We refer to this facility as the ING Credit Facility. In September 2015, we amended and restated the facility to increase the borrowing capacity to $87.0 million, and in March 2016, we amended and restated the facility to further increase the borrowing capacity to $132.5 million. In June 2018, we executed another agreement to further increase the borrowing capacity to $171.2 million. In September 2019, we executed another agreement to further increase the borrowing capacity to partially finance the purchase and installation of scrubbers on seven of the vessels collateralized under this facility. In July and September 2020, we drew down an aggregate of $5.9 million under the scrubber portion of this facility to partially finance the purchase and installation of scrubbers on four MRs and one LR2 that are currently part of this arrangement. The scrubber related borrowings are scheduled to mature upon the maturity dates of the respective vessel tranche of the loan to which the scrubber relates.
In May 2020, we executed another agreement to further increase the borrowing capacity to $251.4 million. This upsized portion of this facility of $72.1 million was fully drawn in May 2020, and the proceeds were used to refinance the existing debt on five vessels (STI Broadway, STI Comandante, STI Brixton, STI Pimlico and STI Finchley), which were previously financed under the KEXIM Credit Facility. We repaid the outstanding indebtedness of $60.2 million related to these vessels under our KEXIM Credit Facility as part of this transaction.
Repayments on borrowings up to $132.5 million are being made in equal quarterly installments, in accordance with a 15-year repayment profile, and a balloon installment payment due on the maturity dates of March 4, 2021 for STI Lombard and STI Osceola and June 24, 2022 for STI Grace, STI Jermyn, STI Black Hawk, and STI Pontiac. These borrowings bear interest at LIBOR plus a margin of 1.95% per annum.
The 2018 upsized portion of the loan for STI Rotherhithe and STI Notting Hill were repaid in equal quarterly installments of $1.0 million per quarter, in aggregate, for the first eight installments and will be repaid in equal quarterly installments of $0.8 million per quarter, in aggregate, thereafter, with a balloon payment due upon the maturity date of June 24, 2022. These borrowings bear interest at LIBOR plus a margin of 2.40% per annum
The May 2020 $72.1 million upsized portion of the loan has a final maturity of five years from the initial drawdown date, May 2025, and is scheduled to be repaid in equal installments of approximately $2.1 million per quarter, in aggregate, for the first twelve installments and approximately $2.0 million per quarter, in aggregate, thereafter, with a balloon payment due at maturity. These borrowings bear interest at LIBOR plus a margin.
In July 2020, we drew down on the scrubber portion of the facility (i) $2.2 million related to STI Lombard and STI Osceola which is scheduled to be repaid in two quarterly principal payments of $0.7 million in aggregate, with the balance due upon maturity in March 2021; and (ii) $1.1 million related to STI Pontiac which is scheduled to be repaid in quarterly principal payments of $0.1 million with the balance due upon maturity in June 2022. In September 2020, we drew down on the scrubber portion of the facility (i) $1.1 million related to STI Black Hawk which is scheduled to be repaid in quarterly principal payments of $0.1 million with the balance due upon maturity in June 2022; and (ii) $1.5 million related to STI Notting Hill which is scheduled to be repaid in quarterly principal payments of $0.2 million with the balance due upon maturity in June 2022. These borrowings bear interest at LIBOR plus a margin per annum which corresponds to the margin the respective vessel pays on its initial borrowing noted above.
Our ING Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of not less than $1.0 billion plus (i) 25% of the positive consolidated net income for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 160% of the then aggregate outstanding principal amount of the loans under the credit facility.

The outstanding amounts relating to this facility as of December 31, 2020 and 2019 were $191.3 million and $131.4 million, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
2018 NIBC Credit Facility
In June 2018, we executed an agreement with NIBC Bank N.V. for a $35.7 million term loan facility. We refer to this facility as our 2018 NIBC Credit Facility. This facility was fully drawn in August 2018, and the proceeds were used to refinance the existing indebtedness related to two MR product tankers (STI Memphis and STI Soho). Additionally, in August 2019, we executed an agreement with NIBC to upsize the existing NIBC Credit Facility by $3.1 million in aggregate, the proceeds of which were used to partially finance the purchase and installation of scrubbers on the two vessels that are currently collateralized under this facility.
The loan facility was scheduled to mature in June 2021, bears interest at LIBOR plus a margin of 2.5% per annum and was repaid in equal quarterly installments of $1.0 million, in aggregate (which included the scrubber portion), with a balloon payment due upon maturity. This loan facility was refinanced in February 2021 as described in Note 23.
Our 2018 NIBC Credit Facility included financial covenants that required us to maintain:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issuances occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall be: 135% through the third quarter of 2020 and 140% at all times thereafter.
The outstanding amounts relating to this facility were $31.1 million and $31.6 million as of December 31, 2020 and 2019, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
2017 Credit Facility
In March 2017, we executed a senior secured term loan facility with a group of financial institutions led by Macquarie Bank Limited (London Branch) for up to $172.0 million, or the 2017 Credit Facility. The 2017 Credit Facility consists of five tranches, including two commercial tranches of $15.0 million and $25.0 million, a KEXIM Guaranteed Tranche of $48.0 million, a KEXIM Funded Tranche of $52.0 million, and a GIEK Guaranteed Tranche of $32.0 million. The amounts outstanding under this facility were fully repaid in 2020 when these vessels were refinanced as part of the 2020 CMBFL Lease Financing, 2020 TSFL Lease Financing and 2020 SPDBFL Lease Financing arrangements, which are described further below. As a result of these transactions, $5.0 million that was held on deposit in a debt service reserve account in accordance with the terms of this facility was released when the facility was refinanced.
We repaid, in full, the outstanding balance during the year ended December 31, 2020. The outstanding amount as of December 31, 2019 was $131.5 million. We were in compliance with the financial covenants relating to this facility as of that date.
Credit Agricole Credit Facility
As part of the closing of the four LR1s that were acquired from Navig8 Product Tankers Inc. in June 2017, we assumed the outstanding indebtedness under a senior secured term loan with Credit Agricole. STI Excel, STI Excelsior, STI Expedite and STI Exceed are pledged as collateral under this facility. Repayments are being made in equal quarterly installments of $2.1 million in aggregate in accordance with a 15-year repayment profile with a balloon payment due upon maturity, which occurs between November 2022 and February 2023 (depending on the vessel). The facility bears interest at LIBOR plus a margin of 2.75%.
Our Credit Agricole Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of the loans under the credit facility.
The carrying values of the indebtedness related to this facility (which includes the discount recorded to write the value down to its fair value as part of the purchase price allocation of the acquisition) as of December 31, 2020 and 2019 were $80.7 million and $88.5 million. We were in compliance with the financial covenants relating to this facility as of those dates.
ABN AMRO/K-Sure Credit Facility
We assumed the outstanding indebtedness on a senior secured credit facility with ABN AMRO Bank N.V. and Korea Trade Insurance Corporation, or K-Sure, as part of the September 2017 acquisition of Navig8 Product Tankers Inc., which we refer to as the ABN AMRO/K-Sure Credit Facility. Two LR1s (STI Precision and STI Prestige) are collateralized under this facility and the facility consists of two separate tranches, a $11.5 million commercial tranche and a $43.8 million K-Sure tranche.
The commercial tranche bears interest at LIBOR plus 2.75%, and the K-Sure tranche bears interest at LIBOR plus 1.80%. Repayments on the K-Sure tranche are being made in equal quarterly installments of $1.0 million in accordance with a 12-year repayment profile from the date of delivery from the shipyard, with a balloon payment due upon maturity, and the commercial tranche is being repaid via a balloon payment upon maturity in September and November 2022 (depending on the vessel). The K-Sure tranche fully matures in September and November 2028 (depending on the vessel), and K-Sure has an option to require repayment upon the maturity of the commercial tranche if the commercial tranche is not refinanced by its maturity dates.
Our ABN AMRO/K-Sure Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of the loans (less any amounts held in a debt service reserve account as described below) under the credit facility.
Additionally, we have an aggregate of $0.5 million on deposit in a debt service reserve account as of December 31, 2020 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2020.
The carrying values of the indebtedness related to this facility (which includes the discount recorded to write the value down to its fair value as part of the purchase price allocation of the acquisition) as of December 31, 2020 and 2019 were $40.6 million and $43.7 million, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
Citibank/K-Sure Credit Facility
We assumed the outstanding indebtedness under a senior secured credit facility with Citibank N.A., London Branch, Caixabank, S.A., and K-Sure, as part of the September 2017 acquisition of Navig8 Product Tankers Inc., which we refer to as the Citibank/K-Sure Credit Facility. Four LR1s (STI Excellence, STI Executive, STI Experience, and STI Express) are collateralized under this facility. The facility consists of two separate tranches, a $25.1 million commercial tranche and a $91.2 million K-Sure tranche, which represents the amounts assumed from Navig8 Product Tankers Inc. ("NPTI").
The commercial tranche bears interest at LIBOR plus 2.50%, and the K-Sure tranche bears interest at LIBOR plus 1.60%. Repayments on the K-Sure tranche are being made in equal quarterly installments of $2.1 million in accordance with a 12-year repayment profile from the date of delivery from the shipyard, with a balloon payment due upon maturity, and the commercial tranche is scheduled to be repaid via a balloon payment upon the maturity which occurs between March and May 2022 (depending on the vessel). The K-Sure tranche fully matures between March and May 2028 (depending on the vessel), and K-Sure has an option to require repayment upon the maturity of the commercial tranche if the commercial tranche is not refinanced by its maturity dates.
Our Citibank/K-Sure Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of the loans (less any amounts held in a debt service reserve account as described below) under the credit facility.
Additionally, we have an aggregate of $4.0 million on deposit in a debt service reserve account as of December 31, 2020 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2020.
The carrying values of the indebtedness related to this facility (which includes the discount recorded to write the value down to its fair value as part of the purchase price allocation of the acquisition) as of December 31, 2020 and 2019 were $84.5 million and $91.1 million, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
ABN AMRO / SEB Credit Facility
In June 2018, we executed a senior secured term loan facility with ABN AMRO Bank N.V. and Skandinaviska Enskilda Banken AB for up to $120.6 million.  We refer to this facility as our ABN AMRO / SEB Credit Facility. This loan was fully drawn in June 2018, and the proceeds were used to refinance the existing indebtedness of $87.6 million under our K-Sure Credit Facility relating to five vessels consisting of one Handymax product tanker (STI Hammersmith), one MR product tanker (STI Westminster), and three LR2 product tankers (STI Connaught, STI Winnie and STI Lauren).
Additionally, in September 2019, we executed an agreement with the lenders under this facility to upsize the credit facility by up to $6.3 million, which was fully drawn in 2020 with the proceeds used to partially finance the purchase and installation of scrubbers on four of the vessels that are currently collateralized under this facility.
The ABN AMRO/SEB Credit Facility has a final maturity of June 2023 and bears interest at LIBOR plus a margin of 2.6% per annum. The original credit facility is scheduled to be repaid in equal quarterly installments of $2.9 million per quarter, in aggregate, for the first eight installments and $2.5 million per quarter, in aggregate, thereafter, with a balloon payment due upon maturity. The upsized portion of the credit facility is scheduled to be repaid in equal quarterly installments of approximately $0.1 million per vessel through the maturity date of March 2023 for the upsized portion of the loan.
Our ABN AMRO / SEB Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.65 to 1.00.

•Consolidated tangible net worth of no less than $1.266 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2018 and (ii) 50% of the net proceeds of new equity issuances occurring on or after January 1, 2018.
•Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall be: 130% from the date of the agreement and ending on the second anniversary thereof and 140% at all times thereafter.
The outstanding amounts related to this facility as of December 31, 2020 and 2019 were $97.9 million and $103.3 million, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
Hamburg Commercial Bank Credit Facility
In November 2019, we executed an agreement with Hamburg Commercial Bank AG for a senior secured term loan facility for $43.65 million, of which, (i) $42.15 million (Tranche 1) was used to refinance the existing debt for STI Veneto and STI Poplar, (which were previously financed under the KEXIM Credit Facility), and (ii) $1.4 million (Tranche 2) was used to finance the purchase and installation of a scrubber on STI Veneto. We refer to this facility as our Hamburg Commercial Bank Credit Facility. Tranche 1 was drawn in December 2019 and Tranche 2 was drawn in April 2020.
Both tranches of the Hamburg Commercial Bank Credit Facility mature in November 2024, bear interest at LIBOR plus a margin of 2.25% per annum and are scheduled to be repaid in equal quarterly installments of $0.8 million per quarter, in aggregate, with a balloon payment due upon maturity.
Our Hamburg Commercial Bank Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of no less than $1,000,000,000 plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after December 31, 2018 and (ii) 50% of the net proceeds of new equity issuances occurring on or after December 31, 2018.
•Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall be: 134% from the date of this facility.
The amounts outstanding as of December 31, 2020 and 2019 were $40.3 million and $42.2 million, respectively, and we were in compliance with the financial covenants as of those dates.
Prudential Credit Facility
In November 2019, we executed an agreement with Prudential Private Capital for a senior secured term loan facility for $55.5 million. The loan facility was fully drawn in December 2019, and the proceeds were used to refinance the existing debt for STI Clapham, STI Camden and STI Acton, (which were previously financed under the KEXIM Credit Facility). We refer to this facility as our Prudential Credit Facility.
The Prudential Credit Facility has a final maturity of December 2025 and bears interest at LIBOR plus a margin of 3.00% per annum. The loan will be repaid in monthly installments of $0.5 million per month, in aggregate, with a balloon payment due upon maturity.
Our Prudential Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of no less than $1,000,000,000 plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issuances occurring on or after January 1, 2016.

•Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall be: 125% from the date of this facility.
The amounts outstanding as of December 31, 2020 and 2019 were $50.4 million and $55.5 million, respectively, and we were in compliance with the financial covenants as of those dates.
2019 DNB / GIEK Credit Facility
In November 2019, we executed a $55.5 million term loan facility with DNB Bank ASA and the Norwegian Export Credit Guarantee Agency (“GIEK”). The loan is comprised of two facilities: (i) an ECA facility of $47.2 million (which is comprised of a $41.6 million tranche which is guaranteed by GIEK, or the “GIEK Tranche”, and a $5.6 million commercial tranche or the “Commercial Bank Tranche”) and (ii) a commercial facility of $8.3 million, or the “Commercial Facility". These facilities are collectively referred to as the 2019 DNB/GIEK Credit Facility.
In March 2020, we drew down $31.9 million from this facility to refinance the existing debt on one of our vessels, STI Sloane, that was previously financed under the KEXIM Credit Facility, and we repaid the outstanding indebtedness of $17.4 million related to this vessel under our KEXIM Credit Facility as part of this transaction. In December 2020, we drew down $23.7 million from this credit facility to refinance the existing indebtedness on an LR2 product tanker, STI Condotti, which was previously financed under the KEXIM Credit Facility and repaid $15.9 million on the KEXIM Credit Facility as part of this transaction.
The 2019 DNB/GIEK Credit Facility matures in July 2024. The GIEK tranche bears interest at LIBOR plus a margin of 2.5%, and the Commercial Bank and Commercial Facility tranches bear interest at LIBOR plus a margin of 2.5% per annum. The 2019 DNB/GIEK Credit Facility is scheduled to be repaid in equal quarterly installments of approximately $1.8 million per quarter with a balloon payment due at maturity.
Our 2019 DNB/GIEK Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 130% of the then aggregate outstanding principal amount of the loans under the credit facility through the second anniversary of the date of the agreement and 135% at all times thereafter.
The amount outstanding as of December 31, 2020 was $52.6 million, and we were in compliance with the financial covenants as of that date.
BNPP Sinosure Credit Facility
In December 2019, we executed a senior secured term loan facility with BNP Paribas and Skandinaviska Enskilda Banken AB for up to $134.1 million. The loan is split into two facilities, (i) a commercial facility for up to $67.0 million (the "Commercial Facility"), and (ii) a Sinosure facility for up to $67.0 million (the "Sinosure Facility"), which was funded by the lenders under the commercial facility and insured by the China Export & Credit Insurance Corporation ("Sinosure"). These facilities are collectively referred to as the BNPP Sinosure Credit Facility.
In March 2020, we drew down $42.1 million from this facility to partially finance the purchase and installation of scrubbers on 22 vessels. This borrowing is collateralized by two of our vessels (STI Park and STI Fulham) that were previously financed under our KEXIM Credit Facility. We repaid the outstanding indebtedness of $28.8 million related to these vessels under our KEXIM Credit Facility as part of this transaction.

In June 2020, we drew down $24.9 million from this facility to partially finance the purchase and installation of scrubbers on 13 vessels. This borrowing is collateralized by one of our LR2 product tankers (STI Elysees), which was previously financed under our KEXIM Credit Facility. We repaid the outstanding indebtedness of $17.8 million related to this vessel under our KEXIM Credit Facility as part of this transaction.
In September 2020, we drew down $24.9 million from this facility to partially finance the purchase and installation of scrubbers on 13 vessels. This borrowing is collateralized by one of our LR2 product tankers (STI Orchard), which was previously financed under our KEXIM Credit Facility. We repaid the outstanding indebtedness of $16.2 million related to this vessel under our KEXIM Credit Facility as part of this transaction.
In December 2020, we drew down $9.6 million from our BNPP Sinosure Credit Facility to partially finance the purchase of scrubbers on five vessels. This borrowing is collateralized by a Handymax product tanker (STI Hackney), which was previously financed under the KEXIM Credit Facility. We repaid $9.9 million on the KEXIM Credit Facility as part of this transaction.
A total of $101.5 million has been drawn, and there is $32.6 million of remaining availability under the BNPP Sinosure Credit Facility. The BNPP Sinosure Credit Facility is split into 70 tranches each of which represent the lesser of 85% of the purchase and installation price of 70 scrubbers, or $1.9 million per scrubber (not to exceed 65% of the fair value of the collateral vessels). The Sinosure Facility and the Commercial Facility bear interest at LIBOR plus a margin of 1.80% and 2.80% per annum, respectively. In January 2021, we signed an agreement to extend the availability period under this loan facility to June 15, 2022 from March 15, 2021. Based on the amounts drawn as of December 31, 2020, the Sinosure Facility is scheduled to be repaid in 10 semi-annual installments of $5.1 million in aggregate (which may increase to $6.7 million once the loan is fully drawn, with separate repayment periods as each tranche of the loan is drawn) and the Commercial Facility is scheduled to be repaid at the final maturity date of the facility, or October 2025.
Our BNPP Sinosure Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 130% of the then aggregate outstanding principal amount of the loans under the credit facility through December 31, 2022 and 135% at all times thereafter.
The outstanding amount as of December 31, 2020 was $94.7 million, and we were in compliance with the financial covenants as of that date.
2020 $225.0 Million Credit Facility
In May 2020, we executed the 2020 $225.0 Million Credit Facility with a group of European financial institutions. In June 2020 we drew down $101.2 million from this facility to refinance the existing debt on four LR2s (STI Savile Row, STI Spiga, STI Kingsway and STI Carnaby) that were previously financed under the ABN AMRO Credit Facility (which was scheduled to mature during the third quarter of 2020). We repaid the outstanding indebtedness of $87.7 million under our ABN AMRO Credit Facility as part of this transaction.
In September 2020, we drew down $43.7 million from this facility to refinance the existing debt on two LR1s (STI Pride and STI Providence) that were previously financed under our CMBFL Lease Financing arrangement. We repaid $54.0 million on our CMBFL Lease Financing arrangement as part of this transaction. In connection with this repayment, approximately $2.0 million was released from restricted cash that was previously held in a deposit account under the terms and conditions of our CMBFL Lease Financing Arrangement.

In October and November 2020, we drew down an aggregate of $71.8 million from this facility to refinance the existing debt on three LR2 product tankers, STI Nautilus, STI Guard, and STI Gallantry, all of which were previously financed under the CSSC Lease Financing arrangement. We repaid $81.7 million on the CSSC Lease Financing and CSSC Scrubber Lease Financing arrangements, and a $1.6 million prepayment fee was paid as part of these transactions.
The remaining availability of $2.2 million under the 2020 $225.0 Million Credit Facility to partially finance the purchase and installation of scrubbers on two LR2s was terminated in December 2020.
This facility has a final maturity of five years from the closing date of the loan, bears interest at LIBOR plus a margin, and is scheduled to be repaid in equal installments of approximately $5.3 million per quarter, in aggregate, with a balloon payment due at maturity.
Our 2020 $225.0 Million Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.65 to 1.00.
•Consolidated tangible net worth of no less than $1.4 billion.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 130% of the then aggregate outstanding principal amount of the loans under the credit facility through May 2022 and 140% at all times thereafter.
The outstanding amount as of December 31, 2020 was $208.9 million, and we were in compliance with the financial covenants as of that date.
Lease financing arrangements
The below summarizes the key terms of our lease financing arrangements.  For each arrangement, we have evaluated whether, in substance, these transactions are leases or merely a form of financing.  As a result of this evaluation, we have concluded that each agreement is a form of financing on the basis that each transaction is a sale and leaseback transaction which does not meet the criteria for a sale under IFRS 15.  Accordingly, the cash received in the transfer has been accounted for as a liability under IFRS 9, and each arrangement has been recorded at amortized cost using the effective interest method, with the corresponding vessels being recorded at cost, less accumulated depreciation, on our consolidated balance sheet.
The obligations set forth below are secured by, among other things, assignments of earnings and insurances and stock pledges and account charges in respect of the subject vessels. All of the financing arrangements contain customary events of default, including cross-default provisions as well as subjective acceleration clauses under which the lessor could cancel the lease in the event of a material adverse change in the Company’s business.
Ocean Yield Lease Financing
We assumed the obligations under a lease financing arrangement with Ocean Yield ASA for four LR2 tankers (STI Sanctity, STI Steadfast, STI Supreme, and STI Symphony) in connection with the September 2017 acquisition of Navig8 Product Tankers Inc. Under this arrangement, each vessel is subject to a 13-year bareboat charter, which expires between February and August 2029 (depending on the vessel). Charterhire, which is paid monthly in advance, includes a fixed payment in addition to a quarterly adjustment based on prevailing LIBOR rates.
Monthly principal payments are approximately $0.2 million per vessel gradually increasing to $0.3 million per vessel per month until the expiration of the agreement. The interest component of the leases approximates LIBOR plus 5.40%. We also have purchase options to re-acquire each of the vessels during the bareboat charter period, with the first of such options exercisable beginning at the end of the seventh year from the delivery date of the subject vessel.
We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•Consolidated tangible net worth no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.
The carrying values of the amounts due under this arrangement (which reflect fair value adjustments made as part of the initial purchase price allocation of the acquisition) were $137.4 million and $148.2 million as of December 31, 2020 and 2019, respectively. We were in compliance with the financial covenants as of those dates.
CMBFL Lease Financing
We assumed the obligations under a lease financing arrangement with CMB Financial Leasing Co. Ltd, or CMBFL, in connection with the September 2017 acquisition of Navig8 Product Tankers Inc., for two LR1 tankers (STI Pride and STI Providence). Under this arrangement, each vessel was subject to a seven-year bareboat charter, which was scheduled to expire in July or August 2023 (depending on the vessel). Charterhire under the arrangement was comprised of a fixed, quarterly repayment amount of $0.6 million per vessel plus a variable component calculated at LIBOR plus 3.75%.
We have purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable on the third anniversary from the delivery date of the respective vessel.
In September 2020, we exercised a purchase option and repaid $54.0 million on our CMBFL Lease Financing arrangement as part of the refinancing of the existing debt on STI Pride and STI Providence. In connection with this repayment, approximately $2.0 million was released from restricted cash that was previously held in a deposit account under the terms and conditions of our CMBFL Lease Financing Arrangement.
Bank of Communications Financial Leasing MR financing, or the BCFL Lease Financing (MRs)
In September 2017, we entered into lease financing agreements to sell and lease back five 2012 built MR product tankers (STI Amber, STI Topaz, STI Ruby, STI Garnet and STI Onyx) with Bank of Communications Finance Leasing Co Ltd., or BCFL, for a sales price of $27.5 million per vessel. The financing for STI Topaz, STI Ruby and STI Garnet closed in September 2017, the financing for STI Onyx closed in October 2017, and the financing for STI Amber closed in November 2017. Each agreement is for a fixed term of seven years at a bareboat rate of $9,025 per vessel per day, and we have three consecutive one-year options to extend each charter beyond the initial term. Furthermore, we have the option to purchase these vessels beginning at the end of the fifth year of the agreements through the end of the tenth year of the agreements. A deposit of $5.1 million per vessel was retained by the buyers and will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreement (as applicable).
In April 2020, we executed an agreement to increase the borrowing capacity of our BCFL Lease Financing arrangements (MRs) by up to $1.9 million per vessel to partially finance the purchase and installation of scrubbers on the above vessels. The agreement will be for a fixed term of three years at the rate of up to $1,910 per vessel per day to be allocated to principal and interest.
In July 2020, we drew down $1.9 million to partially finance the purchase and installation of a scrubber on one vessel and in January 2021, we drew down $5.8 million to partially finance the purchase and installation of scrubbers on three vessels.
Our BCFL Lease Financing (MRs) includes a financial covenant that requires us to maintain that the aggregate of the fair market value of each vessel leased under the facility plus the aforementioned $5.1 million deposit shall at all times be no less than 100% of the then outstanding balance plus the aforementioned $5.1 million deposit.
The aggregate outstanding balances under this arrangement were $77.7 million and $87.8 million as of December 31, 2020 and 2019, respectively. We were in compliance with the financial covenants as of those dates.
Bank of Communications Financial Leasing LR2 financing, or the BCFL Lease Financing (LR2s)
We assumed the obligations of a lease financing arrangement with Bank of Communications Finance Leasing Co Ltd., or BCFL, for three LR2 tankers (STI Solace, STI Solidarity, and STI Stability) as part of the September 2017 acquisition of Navig8 Product Tankers Inc. Under the arrangement, each vessel is subject to a 10-year bareboat charter, which expires in July

2026. Charterhire under the arrangement is determined in advance, on a quarterly basis and is calculated by determining the payment based off of the then outstanding balance, the time to expiration and an interest rate of LIBOR plus 3.50%. Using the forward interest swap curve at December 31, 2020, future monthly principal payments are estimated to be $0.2 million per vessel gradually increasing to $0.3 million per vessel per month until the expiration of the agreement. We have purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable at the end of the fourth year from the delivery date of the respective vessel. There is also a purchase obligation for each vessel upon the expiration of the agreement.
In April 2020, we executed an agreement to increase the borrowing capacity of our BCFL Lease Financing arrangements (LR2s) by up to $1.9 million per vessel to partially finance the purchase and installation of scrubbers on the above vessels. The agreement will be for a fixed term of three years at the rate of up to $1,910 per vessel per day to be allocated to principal and interest.
In July 2020, we drew down $1.9 million to partially finance the purchase and installation of a scrubber on one vessel, and in January 2021, we drew down $3.8 million to partially finance the purchase and installation of scrubbers on two vessels.
Additionally, we have an aggregate of $0.8 million on deposit in a deposit account as of December 31, 2020 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2020.
The carrying values of the amounts due under this arrangement (which reflect fair value adjustments made as part of the initial purchase price allocation of the acquisition) were $84.0 million and $90.4 million as of December 31, 2020 and 2019, respectively. We were in compliance with the financial covenants as of those dates.
CSSC Lease Financing and CSSC Scrubber Lease Financing
We assumed the obligations under a lease financing arrangement with CSSC (Hong Kong) Shipping Company Limited, or CSSC, for eight LR2 tankers (STI Gallantry, STI Nautilus, STI Guard, STI Guide, STI Goal, STI Gauntlet, STI Gladiator and STI Gratitude) as part of the September 2017 acquisition of Navig8 Product Tankers Inc.
Under the arrangement, each vessel is subject to a 10-year bareboat charter which expire throughout 2026 and 2027 (depending on the vessel). Charterhire under the arrangement is comprised of a fixed repayment amount of $0.2 million per month per vessel plus a variable component calculated at LIBOR plus 4.60%. We have purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable at the end of the fourth year from the delivery date of the respective vessel. There is also a purchase obligation for each vessel upon the expiration of the agreement.
Additionally, in September 2019, we executed an agreement with CSSC to increase the borrowing capacity by up to $12.5 million to partially finance the purchase and installation of scrubbers on the eight LR2s. In December 2019, $11.0 million was borrowed under this arrangement to partially finance the purchase and installation of seven scrubbers, and in August 2020, we drew down $1.6 million to partially finance the purchase and installation of a scrubber on one vessel. The upsized portion of the lease financing bears interest at LIBOR plus a margin of 3.8% per annum, matures two years from the date of the drawdown and is being repaid in monthly installment payments of approximately $0.3 million in aggregate after the repayments noted below.
In October and November 2020, we repaid $81.7 million on the CSSC Lease Financing and CSSC Scrubber Lease Financing arrangements, and we paid a $1.6 million prepayment fee when we refinanced the existing debt on STI Nautilus, STI Guard, and STI Gallantry.
Our CSSC Lease Financing arrangement includes a financial covenant that requires the fair market value of each vessel that is leased under this facility to at all times be no less than 125% of the applicable outstanding balance for such vessel.
The carrying values of the amounts due under the non-scrubber portion of the arrangement (which reflect fair value adjustments made as part of the initial purchase price allocation) were $136.9 million and $233.7 million as of December 31, 2020 and 2019, respectively. The carrying values of the amounts due under the scrubber portion of the arrangement (which reflect fair value adjustments made as part of the purchase price allocation) were $4.4 million and $11.0 million as of December 31, 2020 and 2019, respectively. We were in compliance with the financial covenants under these arrangements as of those dates.
China Huarong Lease Financing
In August 2018, we closed on the sale and leaseback of six 2014 built MR product tankers, (STI Opera, STI Virtus, STI Venere, STI Aqua, STI Dama, and STI Regina) to China Huarong Shipping Financial Leasing Co., Ltd. The borrowing amount under the arrangement is $144.0 million in aggregate.
Each agreement is for a fixed term of eight years, and the Company has options to purchase the vessels beginning at the end of the third year of each agreement. The leases bear interest at LIBOR plus a margin of 3.5% per annum and will be repaid in equal quarterly principal installments of $0.6 million per vessel. Each agreement also has a purchase obligation at the end of the eighth year, which is equal to the outstanding principal balance at that date.
In September 2020 we received a commitment to upsize this arrangement by $2.0 million per vessel to partially finance the purchase and installation of scrubbers on these vessels. In January 2021, we executed the agreements on five of the vessels (STI Virtus, STI Venere, STI Aqua, STI Dama, and STI Regina). Borrowings under the upsized portion bear interest at LIBOR plus a margin of 3.5% per annum and are scheduled to be repaid in equal quarterly installments for three years from the date of drawdown. We drew down $10 million under the upsized portion of this arrangement in January 2021 to partially finance the purchase and installation of scrubbers on five of the vessels.
We are subject to certain terms and conditions under this arrangement, including the financial covenant that the Company will maintain consolidated tangible net worth of no less than $650.0 million. Additionally, during the scrubber loan period (between its drawdown date and maturity date), each vessel shall maintain a fair market value of no less than 115% of the total principal outstanding balance for such vessel.
The outstanding amounts were $110.3 million and $123.8 million as of December 31, 2020 and 2019, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
$116.0 Million Lease Financing
In August 2018, we executed an agreement to sell and leaseback two MR product tankers (STI Gramercy and STI Queens) and two LR2 product tankers (STI Oxford and STI Selatar) in two separate transactions to an international financial institution. We refer to this sale and leaseback as the $116.0 Million Lease Financing. The net borrowing amount (which reflects the selling price less deposits and commissions to the lessor) under the arrangement was $114.8 million in aggregate, consisting of $23.8 million per MR and $33.7 million per LR2.
Under the terms of these agreements, the Company will bareboat charter-in the vessels for a period of seven years at $7,935 per day for each MR and $11,040 per day for each LR2 (which includes both the principal and interest components of the lease). In addition, we have purchase options beginning at the end of the third year of each agreement, and a purchase obligation for each vessel upon the expiration of each agreement.
In April 2020, we executed agreements to increase the borrowing capacity of four vessels under our $116.0 Million Lease Financing by up to $1.9 million per vessel to partially finance the purchase and installation of scrubbers on these vessels. Each agreement will be for a fixed term of three years at the rate of up to $1,910 per vessel per day to be allocated to principal and interest.
In July 2020, we drew down $5.7 million on these agreements to partially finance the purchase and installation of scrubbers on three vessels. In January 2021, we drew down $1.9 million on these agreements to partially finance the purchase and installation of scrubbers on one vessel.
We are subject to certain terms and conditions, including a financial covenant that requires us to maintain that the aggregate of the fair market value of each vessel leased under the facility plus the aforementioned deposits shall at all times be no less than 111% of the then outstanding balance plus the aforementioned deposits. The LR2 tankers in this facility are grouped for purposes of this test.

The amounts outstanding, which include the scrubber and non-scrubber portions, were $103.8 million and $106.0 million as of December 31, 2020 and 2019, respectively. We were in compliance with the financial covenants as of those dates.
2018 CMBFL Lease Financing
In July 2018, we executed an agreement to sell and leaseback six MR product tankers (STI Battery, STI Milwaukee, STI Tribeca, STI Bronx, STI Manhattan, and STI Seneca) to CMB Financial Leasing Co., Ltd. The borrowing amount under the arrangement is $141.6 million in aggregate and the sales closed in August 2018.
Each agreement is for a fixed term of eight years, and the Company has options to purchase the vessels at the start of the fourth year of each agreement. The lease bears interest at LIBOR plus a margin of 3.2% per annum and is being repaid in quarterly principal installments of $0.4 million per vessel. Each agreement also has a purchase obligation at the end of the eighth year, which is equal to the outstanding principal balance at that date.
In December 2019, we amended and restated the agreement to increase the borrowing capacity to partially finance the purchase and installation of scrubbers on the six MRs that are currently part of the agreement. In May 2020, we drew down an aggregate of $10.1 million under the scrubber portion of our 2018 CMBFL Lease Financing to partially finance the purchase and installation of scrubbers on the six MRs that are currently part of this arrangement. The upsized portion of the lease financing has a final maturity of 3.5 years after the first drawdown, bears interest at LIBOR plus a margin of 3.10% per annum, and are scheduled to be repaid in quarterly principal payments of approximately $0.1 million per vessel.
We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issuances occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.
•The fair market value of each vessel leased under the facility shall at all times be no less than 115% of the outstanding balance for such vessel.
The amounts outstanding, which include the scrubber and non-scrubber portions, were $125.0 million and $126.4 million as of December 31, 2020 and 2019, respectively. We were in compliance with the financial covenants under these arrangements as of those dates.
AVIC Lease Financing
In July 2018, we executed an agreement to sell and leaseback three MR product tankers (STI Ville, STI Fontvieille and STI Brooklyn) and two LR2 product tankers (STI Rose and STI Rambla) to AVIC International Leasing Co., Ltd. The borrowing amounts under the arrangement are $24.0 million per MR and $36.5 million per LR2 ($145.0 million in aggregate). These transactions closed in August and September 2018.
Each agreement is for a fixed term of eight years, and the Company has options to purchase the vessels beginning at the end of the second year of each agreement. The leases bear interest at LIBOR plus a margin of 3.7% per annum and will be repaid in quarterly principal installments of $0.5 million per MR and $0.8 million per LR2. Each agreement also has a purchase obligation at the end of the eighth year, which is equal to the outstanding principal balance at that date.
Additionally, in February 2020, we executed an agreement to upsize the AVIC Lease Financing arrangement to finance the purchase and installation of scrubbers on the two MRs and two LR2 product tankers that are part of this arrangement. The upsized portion of the lease financing was used, and is expected to be used to finance up to the lesser of 80% of the purchase and installation price of the scrubbers or 80% of the appreciated value of the vessel. In December 2020, we drew down $4.6 million from the upsized portion of this arrangement to partially finance the purchase and installation of scrubbers on three vessels that are currently part of this arrangement, one MR and two LR2s. The upsized portion of the lease financing has a final maturity of three years after the first drawdown, bears interest at LIBOR plus a margin of 4.20% per annum and is scheduled to be repaid in quarterly principal payments of approximately $0.4 million, in aggregate, for all three vessels.
We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:
•The ratio of net debt to total capitalization no greater than 0.70 to 1.00.
•Consolidated tangible net worth of no less than $650.0 million.
•The fair market value of each grouped vessels (MRs or LR2s) leased under the facility shall at all times be no less than 110% of the outstanding balance for such grouped vessels (MRs or LR2s).
The outstanding amounts, which include the scrubber and non-scrubber portions, were $119.7 million and $127.3 million as of December 31, 2020 and 2019, respectively, and we were in compliance with the financial covenants as of those dates.
COSCO Lease Financing
In September 2018, we executed an agreement to sell and leaseback two Handymax product tankers (STI Battersea and STI Wembley) and two MR product tankers (STI Texas City and STI Meraux) to Oriental Fleet International Company Limited ("COSCO Shipping"). The amounts borrowed under the arrangement were $21.2 million for the Handymax vessels and $22.8 million for the MR vessels ($88.0 million in aggregate).
Each agreement is for a fixed term of eight years, and we have options to purchase the vessels beginning at the end of the second year of each agreement. The facility bears interest at LIBOR plus a margin of 3.6% per annum and is being repaid in quarterly installments of $0.5 million per vessel. Each agreement also has a purchase obligation at the end of the eighth year, which is equal to the outstanding principal balance at that date. We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:
•The ratio of total liabilities (less cash and cash equivalents) to total assets no greater than 0.65 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2018 and (ii) 50% of the net proceeds of new equity issuances occurring on or after January 1, 2018.
•The fair market value of each vessel leased under the facility shall at all times be no less than 110% of the outstanding balance for such vessel.
The outstanding amounts were $68.8 million and $76.5 million as of December 31, 2020 and 2019, respectively, and we were in compliance with the financial covenants as of those dates.
$157.5 Million Lease Financing
In October 2018, we sold and leased back six MR product tankers (STI San Antonio, STI Benicia, STI St. Charles, STI Yorkville, STI Mayfair and STI Duchessa) and one LR2 product tanker (STI Alexis) to an international financial institution. The borrowing amount under the arrangement was $157.5 million in aggregate, and these sales closed in October 2018.
Each agreement is for a fixed term of seven years, and we have options to purchase the vessels beginning at the end of the third year of each agreement. The leases bear interest at LIBOR plus a margin of 3.0% per annum and are scheduled to be repaid in equal quarterly principal installments of $0.5 million per MR and $0.6 million for the LR2. Each agreement also has a purchase obligation at the end of the seventh year (which is equal to the outstanding principal balance at that date). We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issuances occurring on or after January 1, 2016.

•Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.
•The fair market value of each vessel leased under the facility shall at all times be no less than 115% of the outstanding balance for such vessel.
    The outstanding amounts were $123.8 million and $137.9 million as of December 31, 2020 and 2019, respectively, and we were in compliance with the financial covenants as of those dates.
2020 CMBFL Lease Financing
In September 2020, we executed an agreement with CMB Financial Leasing Co., Ltd to sell and leaseback two MR product tankers (STI Leblon and STI Bosphorus). The aggregate borrowing amount under the arrangement was $45.4 million, which was drawn in September 2020. A portion of the proceeds were utilized to repay $30.1 million of the outstanding indebtedness relating to these two vessels under our 2017 Credit Facility.
Each agreement is for a fixed term of seven years, and we have options to purchase the vessels beginning on the third anniversary of the delivery date of each agreement. The leases bear interest at LIBOR plus a margin of 3.2% per annum and will be repaid in equal quarterly principal installments of $0.4 million per vessel. Each agreement also has a purchase option at the end of the seventh year (which is equal to the outstanding principal balance at that date). We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issuances occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.
•The fair market value of each vessel leased under the facility shall at all times be no less than 120% of the outstanding balance for such vessel.
The amount outstanding was $44.6 million as of December 31, 2020, and we were in compliance with the financial covenants as of that date.
2020 TSFL Lease Financing
In November 2020, we executed an agreement with Taiping & Sinopec Financial Leasing Co., Ltd. ("2020 TSFL Lease Financing") to sell and leaseback two MR product tankers (STI Galata and STI La Boca). The aggregate borrowing amount under the arrangement was $47.3 million, which was drawn in November 2020. A portion of the proceeds were utilized to repay $29.3 million of the outstanding indebtedness relating to these two vessels under our 2017 Credit Facility.
Each agreement is for a fixed term of seven years and we have options to purchase the vessels beginning on the third anniversary of the delivery date of each agreement. The leases bear interest at LIBOR plus a margin of 3.2% per annum and will be repaid in equal quarterly principal installments of $0.4 million per vessel. Each agreement also has a purchase obligation at the end of the seventh year (which is equal to the outstanding principal balance at that date). We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:
•The ratio of net debt to total capitalization no greater than 0.65 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion.
•The fair market value of each vessel leased under the facility shall at all times be no less than 115% of the outstanding balance for such vessel.
The amount outstanding was $47.3 million as of December 31, 2020, and we were in compliance with the financial covenants as of that date.
2020 SPDBFL Lease Financing

In November 2020, we executed an agreement with SPDB Financial Leasing Co., Ltd to sell and leaseback four MR product tankers (STI Donald C Trauscht, STI Esles II, STI San Telmo, and STI Jardins). The aggregate borrowing amount under the arrangement was $96.5 million, which was drawn in November and December 2020. A portion of the proceeds were utilized to repay $62.9 million of the outstanding indebtedness relating to these vessels under our 2017 Credit Facility. In connection with these repayments, approximately $5.0 million was released from restricted cash that was previously held in a debt service reserve account under the terms and conditions of the 2017 Credit Facility.
The agreements for STI Donald C. Trauscht and STI San Telmo are for a fixed term of seven years. The agreements for STI Esles and STI Jardins are for a fixed term of eight years. Each of the agreements have options to purchase the vessels beginning on the third anniversary of the delivery date of each agreement. The leases bear interest at LIBOR plus a margin of 3.05% per annum and will be repaid in equal quarterly principal installments of $0.4 million per vessel. Each agreement also has a purchase obligation at the end of their term (which is equal to the outstanding principal balance at that date). Additionally, coinciding with the first payment dates in the first quarter of 2021, we were required to deposit with the lessor 3% of the borrowing amount, or $2.9 million in aggregate. We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:
•The ratio of net debt to total capitalization no greater than 0.70 to 1.00.
•Consolidated tangible net worth of no less than $650.0 million.
•The fair market value of each vessel leased under the facility shall at all times be no less than 115% of the outstanding balance for such vessel.
The amount outstanding was $96.5 million as of December 31, 2020, and we were in compliance with the financial covenants as of that date.
Unsecured debt
Senior Notes Due 2020
On May 12, 2014, we issued $50.0 million in aggregate principal amount of 6.75% Senior Notes due May 2020, or our "Senior Notes Due 2020," and on June 9, 2014, we issued an additional $3.75 million aggregate principal amount of Senior Notes Due 2020 when the underwriters partially exercised their option to purchase additional Senior Notes Due 2020 on the same terms and conditions. The net proceeds from the issuance of the Senior Notes Due 2020 were $51.8 million after deducting the underwriters’ discounts, commissions and offering expenses.
In May 2020, our Senior Notes due 2020 matured, and the outstanding principal balance of $53.8 million was repaid in full.
The outstanding balance was $53.8 million as of December 31, 2019, and we were in compliance with the financial covenants relating to the Senior Notes due 2020 as of that date.
Convertible Notes Due 2019
In June 2014, we issued $360.0 million in aggregate principal amount of convertible senior notes due 2019, or the "Convertible Notes due 2019," in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act.
In May 2018 and July 2018, we exchanged $188.5 million and $15.0 million (out of the $348.5 million outstanding at the time), respectively, in aggregate principal amount of our Convertible Notes due 2019 for $188.5 million and $15.0 million, respectively, in aggregate principal amount of the Company's new 3.0% Convertible Senior Notes due 2022 (the “Convertible Notes due 2022”), the terms of which are described below. These exchanges were executed with certain holders of the Convertible Notes due 2019 via separate, privately negotiated agreements. We recognized an aggregate loss on these exchanges of $17.8 million.
On July 1, 2019, the Convertible Notes due 2019 matured, and we repaid the then outstanding balance of $142.7 million.

Senior Notes due 2025
In May 2020, we issued $28.1 million aggregate principal amount of 7.00% senior unsecured notes due June 30, 2025 or the Senior Notes due 2025 in an underwritten public offering. This amount includes $3.1 million related to the partial exercise of the underwriters’ option to purchase additional Senior Notes due 2025 under the same terms and conditions. The aggregate net proceeds were approximately $26.5 million after deducting underwriting commissions and offering expenses.
The Senior Notes due 2025 bear interest at a coupon rate of 7.0% per year, payable quarterly in arrears on the 30th day of March, June, September, and December of each year. Coupon payments commenced on June 30, 2020. We may redeem the Senior Notes due 2025 in whole or in part, at our option, at any time (i) on or after June 30, 2022 and prior to June 30, 2023, at a redemption price equal to 102% of the principal amount to be redeemed, (ii) on or after June 30, 2023 and prior to June 30, 2024, at a redemption price equal to 101% of the principal amount to be redeemed, and (iii) on or after June 30, 2024 and prior to maturity, at a redemption price equal to 100% of the principal amount to be redeemed, in each case plus accrued and unpaid interest to, but excluding, the redemption date.
The Senior Notes due 2025 are a senior unsecured obligation and rank equally with all of our existing and future senior unsecured and unsubordinated debt, are effectively subordinated to our existing and future secured debt, to the extent of the value of the assets securing such debt, and are structurally subordinated to all existing and future debt and other liabilities of our subsidiaries. No sinking fund is provided for the Senior Notes due 2025. The Senior Notes due 2025 were issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof and are listed on the NYSE under the symbol “SBBA.”
The Senior Notes due 2025 require us to comply with certain covenants, including financial covenants, restrictions on consolidations, mergers or sales of assets and prohibitions on paying dividends or returning capital to equity holders if a covenant breach or an event of default has occurred or would occur as a result of such payment. Prior to June 30, 2022, we may repurchase in whole, but not in part, the Senior Notes due 2025 at a redemption price equal to 104% of the principal amount of the Senior Notes due 2025 to be repurchased, plus accrued and unpaid interest to, but excluding, the date of redemption upon the occurrence of certain change of control events.
The financial covenants under our Senior Notes due 2025 include:
•Net borrowings shall not equal or exceed 70% of total assets.
•Net worth shall always exceed $650.0 million.
The outstanding balance was $28.1 million as of December 31, 2020, and we were in compliance with the financial covenants relating to the Senior Notes due 2025 as of that date.
Convertible Notes due 2022
As discussed above, in May 2018 and July 2018, we exchanged $188.5 million and $15.0 million, respectively, in aggregate principal amount of our Convertible Notes due 2019 for $188.5 million and $15.0 million, respectively, in aggregate principal amount of newly issued Convertible Notes due 2022. The Convertible Notes due 2022 issued in July 2018 have identical terms, are fungible with and are part of the series of Convertible Notes due 2022 issued in May 2018. Interest is payable semi-annually in arrears on November 15 and May 15 of each year, beginning on November 15, 2018. The Convertible Notes due 2022 will mature on May 15, 2022, unless earlier converted or repurchased in accordance with their terms.
The conversion rate of the Convertible Notes due 2022 was initially 25 common shares per $1,000 principal amount of Convertible Notes due 2022 (equivalent to an initial conversion price of approximately $40.00 per share of the Company’s common stock), and is subject to adjustment upon the occurrence of certain events as set forth in the indenture governing the Convertible Notes due 2022 (such as the payment of dividends).

The table below details the dividends issued during the years ended December 31, 2020 and 2019, and the corresponding effect on the conversion rate of the Convertible Notes due 2022:

Record Date	Dividends per share	Share Adjusted Conversion Rate (1)
March 13, 2019	$0.10	25.4799
June 5, 2019	$0.10	25.5767
September 10, 2019	$0.10	25.6637
November 25, 2019	$0.10	25.7401
March 2, 2020	$0.10	25.8763
June 1, 2020	$0.10	26.0200
September 9, 2020	$0.10	26.2463
November 23, 2020	$0.10	26.4810
(1) Per $1,000 principal amount of the Convertible Notes.
The Convertible Notes due 2022 are freely convertible at the option of the holder on or after January 1, 2019 and prior to the close of business on the business day immediately preceding the maturity date, and could be converted at any time prior to the close of business on the business day immediately preceding January 1, 2019 only under the following circumstances:
•during any calendar quarter commencing after the calendar quarter ending on March 31, 2018 (and only during such calendar quarter), if the last reported sale price of the common stock for at least 15 trading days (whether or not consecutive) during a period of 25 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;
•during the five-business day period after any five consecutive trading day period, or the Measurement Period, in which the trading price (as defined in the indenture) per $1,000 principal amount of Convertible Notes due 2022 for each trading day of the Measurement Period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day; or
•upon the occurrence of specified corporate events as defined in the indenture (e.g. consolidations, mergers, a binding share exchange or the transfer or lease of all or substantially all of our assets).
Upon conversion of the Convertible Notes due 2022, holders will receive shares of the Company’s common stock. The Convertible Notes due 2022 are not redeemable by the Company.
The Convertible Notes due 2022 require us to comply with certain covenants such as restrictions on consolidations, mergers or sales of assets. Additionally, if we undergo a fundamental change (as defined in the indenture), holders may require us to repurchase for cash all or any portion of their notes at a fundamental change repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.
Upon the May and July 2018 issuances, we determined the initial carrying values of the liability components of the Convertible Notes due 2022 to be $154.3 million and $12.2 million, respectively, based on the fair value of a similar liability that does not have any associated conversion feature. We utilized recent pricing (with adjustments made to align the tenor) on our (i) Senior Notes due 2019 (which were repaid in March 2019), (ii) Senior Notes due 2020 and (iii) the pricing on recently issued unsecured bonds in the shipping sector as the basis for this determination. The difference between the fair value of the liability component and the face value of the Convertible Notes due 2022 is being amortized over the term of the Convertible Notes due 2022 under the effective interest method and recorded as part of financial expenses. The residual value (the conversion feature) of $34.2 million and $2.8 million, respectively, were recorded to Additional paid-in capital upon issuance.
Between July 1, 2020 and September 30, 2020, we repurchased $52.3 million face value of our Convertible Notes due 2022 at an average price of $894.12 per $1,000 principal amount, or $46.7 million. As a result of these repurchases, we reduced the liability component of the Convertible Notes due 2022 by $47.7 million and we recorded a $1.0 million gain on repurchase of Convertible Notes within the consolidated statement of income or loss.

The carrying values of the liability component of the Convertible Notes due 2022 (consisting of both the May 2018 and July 2018 issuances) as of December 31, 2020 and 2019, respectively, were $140.7 million and $180.1 million. We incurred $5.5 million of coupon interest and $8.4 million of non-cash accretion during the year ended December 31, 2020. We incurred $6.1 million of coupon interest and $8.6 million of non-cash accretion during the year ended December 31, 2019. We were in compliance with the covenants related to the Convertible Notes due 2022 as of those dates.
Senior Notes Due 2019
In March 2017, we issued $50.0 million in aggregate principal amount of 8.25% Senior Notes due June 2019, or our Senior Notes Due 2019, in an underwritten public offering and in April 2017, we issued an additional $7.5 million of Senior Notes due 2019 when the underwriters fully exercised their option to purchase additional notes under the same terms and conditions. During the year ended December 31, 2019, we redeemed the entire outstanding balance of the Senior Notes due 2019 of $57.5 million.

13.     Segment reporting

Information about our reportable segments for the years ended December 31, 2020, 2019 and 2018 is as follows:

For the year ended December 31, 2020

In thousands of U.S. dollars	LR1	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$87,026	$105,353	$375,594	$347,919	915,892	$—	$915,892
Vessel operating costs	(30,396)	(47,791)	(107,710)	(147,851)	(333,748)	—	(333,748)
Voyage expenses	(60)	(402)	(3,479)	(4,018)	(7,959)	—	(7,959)
Depreciation - owned or finance leased vessels	(20,557)	(21,359)	(79,208)	(73,144)	(194,268)	—	(194,268)
Depreciation - right of use assets	—	(12,017)	(8,583)	(30,950)	(51,550)	—	(51,550)
Impairment of vessels	—	—	—	(14,207)	(14,207)	—	(14,207)
Impairment of goodwill	(2,639)	—	—	—	(2,639)	—	(2,639)
General and administrative expenses	(1,180)	(1,960)	(4,029)	(6,060)	(13,229)	(52,958)	(66,187)
Financial expenses	—	—	—	—	—	(154,971)	(154,971)
Gain on repurchase of Convertible Notes	—	—	—	—	—	1,013	1,013
Financial income	104	9	51	520	684	565	1,249
Other income and (expenses), net	—	—	—	—	—	1,499	1,499
Segment income or loss	$32,298	$21,833	$172,636	$72,209	$298,976	$(204,852)	$94,124

For the year ended December 31, 2019

In thousands of U.S. dollars	LR1	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$67,461	$106,811	$263,818	$266,235	$704,325	$—	$704,325
Vessel operating costs	(29,161)	(50,750)	(97,346)	(117,274)	(294,531)	—	(294,531)
Voyage expenses	(1,628)	(1,414)	(530)	(2,588)	(6,160)	—	(6,160)
Charterhire	—	(4,256)	271	(414)	(4,399)	—	(4,399)
Depreciation - owned or finance leased vessels	(19,520)	(19,119)	(73,774)	(67,639)	(180,052)	—	(180,052)
Depreciation - right of use assets	—	(11,678)	(2,266)	(12,972)	(26,916)	—	(26,916)
General and administrative expenses	(1,167)	(2,192)	(3,841)	(4,951)	(12,151)	(50,144)	(62,295)
Financial expenses	—	—	—	—	—	(186,235)	(186,235)
Financial income	360	18	32	538	948	7,234	8,182
Other expenses, net	—	—	—	15	15	(424)	(409)
Segment income or loss	16,345	17,420	86,364	60,950	181,079	(229,569)	$(48,490)

For the year ended December 31, 2018

In thousands of U.S. dollars	LR1	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total

Vessel revenue	$47,722	$95,188	$203,414	$238,723	$585,047	$—	$585,047
Vessel operating costs	(28,942)	(48,249)	(91,975)	(111,294)	(280,460)	—	(280,460)
Voyage expenses	(591)	(440)	(3,225)	(890)	(5,146)	—	(5,146)
Charterhire	—	(19,223)	(7,883)	(32,526)	(59,632)	—	(59,632)
Depreciation - owned or finance leased vessels	(19,290)	(18,190)	(72,610)	(66,633)	(176,723)	—	(176,723)
General and administrative expenses	(1,173)	(2,195)	(3,790)	(4,771)	(11,929)	(40,343)	(52,272)
Merger transaction related costs	—	—	—	—	—	(272)	(272)
Financial expenses	—	—	—	—	—	(186,628)	(186,628)
Loss on exchange of convertible notes	—	—	—	—	—	(17,838)	(17,838)
Financial income	111	16	22	515	664	3,794	4,458
Other expenses, net	—	—	—	—	—	(605)	(605)
Segment income or loss	$(2,163)	$6,907	$23,953	$23,124	$51,821	$(241,892)	$(190,071)

Revenue from customers representing greater than 10% of total revenue during the years ended December 31, 2020, 2019 and 2018, within their respective segments was as follows:

In thousands of U.S. dollars		For the year ended December 31,
Segment	Customer	2020	2019	2018
MR	Scorpio MR Pool Limited (1)	$340,937	$261,727	$225,181
LR2	Scorpio LR2 Pool Limited (1)	369,476	260,893	188,890
Handymax	Scorpio Handymax Tanker Pool Limited (1)	105,355	103,150	82,782
		$815,768	$625,770	$496,853

(1)These customers are related parties as described in Note 15.

14.     Common shares
Reverse stock split
On January 18, 2019, the Company effected a one-for-ten reverse stock split. All share and per share information has been retroactively adjusted to reflect the reverse stock split. The par value was not adjusted as a result of the reverse stock split.
Trafigura Transaction
As described in Note 6, in September 2019, we acquired the leasehold interests in 19 product tankers (four of which were under construction) as part of the Trafigura Transaction. The consideration exchanged consisted of:
•For the 15 delivered vessels, the assumption of the obligations under the Agreements of $531.5 million and the issuance of 3,981,619 shares of common stock at $29.00 per share to a nominee of Trafigura with an aggregate market value of $115.5 million.
•For the four vessels under construction, the assumption of the commitments on the Agreements of $138.8 million and the issuance 591,254 shares of common stock at $29.00 per share to a nominee of Trafigura with an aggregate market value of $17.1 million. Three of the vessels under construction were delivered in the first quarter and one was delivered in September 2020.
Private Placement
In September 2019, we closed on private placements with Trafigura and SSH (a related party) for $35 million and $15 million, respectively, in exchange for an aggregate of 1,724,137 of our common shares at $29.00 per share.
At the Market Share Issuance Program
In November 2019, we entered into an “at the market” offering program (the "ATM Program") pursuant to which we may sell up to $100 million of our common shares, par value $0.01 per share. As part of the ATM Program, we entered into an equity distribution agreement dated November 7, 2019 (the “Sales Agreement”), with BTIG, LLC, as sales agent (the “Agent”). In accordance with the terms of the Sales Agreement, we may offer and sell our common shares from time to time through the Agent by means of ordinary brokers’ transactions on the NYSE at market prices, in block transactions, or as otherwise agreed upon by the Agent and us. We intend to use the net proceeds from any sales under the Program for general corporate and working capital purposes.
During the year ended December 31, 2020, we sold an aggregate of 137,067 of our common shares at an average price of $18.79 per share for aggregate net proceeds of $2.6 million. There is $97.4 million of remaining availability under the ATM Program as of December 31, 2020.
 Follow-on Offerings of Common Shares
In October 2018, we closed on the sale of 18.2 million newly issued shares of our common stock in an underwritten public offering at an offering price of $18.50 per share. We received aggregate net proceeds of $319.6 million after deducting underwriters' discounts and offering expenses. Of the 18.2 million common shares issued, 5.4 million and 0.54 million shares were issued to Eneti Inc. (formerly Scorpio Bulkers Inc.), and SSH, each a related party, respectively, at the offering price.
2013 Equity Incentive Plan
In April 2013, we adopted an equity incentive plan, which was amended in March 2014 and which we refer to as the 2013 Equity Incentive Plan, under which directors, officers, employees, consultants and service providers of us and our subsidiaries and affiliates are eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. We initially reserved a total of 500,000 common shares for issuance under the 2013 Equity Incentive Plan which was increased by an aggregate of 1,286,971 common shares through December 31, 2016 and subsequently revised as follows:
•In October 2017, we reserved an additional 950,180 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.

•In February 2018, we reserved an additional 512,244 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.
•In June 2018, we reserved an additional 210,140 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.
•In December 2018, we reserved an additional 1,383,248 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.
•In February 2019, we reserved an additional 86,977 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.
•In July 2019, we reserved an additional 134,893 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.
•In December 2019, we reserved an additional 529,624 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.
•In June 2020, we reserved an additional 362,766 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.
•In December 2020, we reserved an additional 367,603 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.
Under the terms of the 2013 Equity Incentive Plan, stock options and stock appreciation rights granted under the 2013 Equity Incentive Plan will have an exercise price equal to the fair market value of a common share on the date of grant, unless otherwise determined by the plan administrator, but in no event will the exercise price be less than the fair market value of a common share on the date of grant. Options and stock appreciation rights will be exercisable at times and under conditions as determined by the plan administrator, but in no event will they be exercisable later than ten years from the date of grant.
The plan administrator may grant shares of restricted stock and awards of restricted stock units subject to vesting, forfeiture and other terms and conditions as determined by the plan administrator. Following the vesting of a restricted stock unit, the award recipient will be paid an amount equal to the number of vested restricted stock units multiplied by the fair market value of a common share on the date of vesting, which payment may be paid in the form of cash or common shares or a combination of both, as determined by the plan administrator. The plan administrator may grant dividend equivalents with respect to grants of restricted stock units.
Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a “change in control” (as defined in the 2013 Equity Incentive Plan), unless otherwise provided by the plan administrator in an award agreement, awards then outstanding will become fully vested and exercisable in full.
Our Board of Directors may amend or terminate the 2013 Equity Incentive Plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Shareholder approval of plan amendments will be required under certain circumstances. Unless terminated earlier by our board of directors, the 2013 Equity Incentive Plan will expire ten years from the date the plan was adopted.
The following paragraphs summarize our grants of restricted stock during the years ended December 31, 2020, 2019, and 2018. The vesting periods of these grants are determined by the plan administrator and generally range from one to five years. Additionally, vesting of these grants is generally subject to a grantee's continued employment with the Company through the vesting date unless the grantee is terminated without cause or due to the grantee's death or disability.

In March 2018, we issued 500,245 shares of restricted stock to our employees and 12,000 shares to our independent directors for no cash consideration. The share price on the issuance date was $22.15 per share. The vesting schedule of the restricted stock issued to our employees is as follows:

Number of restricted shares	Vesting date
123,518	September 4, 2020
21,750	November 4, 2020
21,479	March 1, 2021
123,518	September 3, 2021
21,750	November 5, 2021
21,480	March 1, 2022
123,519	September 2, 2022
21,751	November 4, 2022
21,480	March 1, 2023
500,245
The vesting schedule of the restricted stock issued to our independent directors is: (i) one-third of the shares vested on March 1, 2019, (ii) one-third of the shares vested on March 2, 2020, and (iii) one-third of the shares vested on March 1, 2021.
In September 2018, we issued 198,141 shares of restricted stock to our employees and 12,000 shares to our independent directors for no cash consideration. The share price on the issuance date was $19.75 per share. The vesting schedule of the restricted stock issued to our employees is (i) one-third of the shares vest on June 9, 2021, (ii) one-third of the shares vest on June 9, 2022, and (iii) one-third of the shares vest on June 8, 2023. The vesting schedule of the restricted stock issued to our independent directors is (i) one-third of the shares vested on June 10, 2019, (ii) one-third of the shares vested on June 10, 2020, and (iii) one-third of the shares vest on June 9, 2021.
In December 2018, we issued 1,103,248 shares of restricted stock to our employees and 60,000 shares to our independent directors for no cash consideration. The share price on the issuance date was $19.55 per share. The vesting schedule of the restricted stock issued to our employees is (i) one-third of the shares vest on September 23, 2021, (ii) one-third of the shares vest on September 26, 2022, and (iii) one-third of the shares vest on September 25, 2023. The vesting schedule of the restricted stock issued to our independent directors is (i) one-third of the shares vested on September 25, 2019, (ii) one-third of the shares vested on September 24, 2020, and (iii) one-third of the shares vest on September 23, 2021.
In June 2019, we issued 112,750 shares of restricted stock to our employees and 107,500 to SSH employees for no cash consideration. The share price on the issuance date was $24.93 per share. The vesting schedule of the restricted stock issued to both our employees and SSH employees is (i) one-third of the shares vest on June 6, 2022, (ii) one-third of the shares vest on June 5, 2023 and (iii) one-third of the shares vest on June 4, 2024.
In July 2019, we issued 230,170 shares of restricted stock to our employees for no cash consideration. The share price on the issuance date was $26.23 per share. The vesting schedule of the restricted stock issued to our employees is (i) one-third of the shares vest on May 24, 2022, (ii) one-third of the shares vest on May 23, 2023, and (iii) one-third of the shares vest on May 22, 2024.
In December 2019, we issued 60,000 shares of restricted stock to our independent directors for no cash consideration. The share price on the issuance date was $33.90 per share. The vesting schedule of the restricted stock issued to our independent directors is (i) one-third of the shares vested on December 4, 2020, (ii) one-third of the shares vest on December 3, 2021, and (iii) one-third of the shares vest on December 2, 2022.
In January 2020, we issued 469,680 shares of restricted stock to certain of our employees for no cash consideration. The share price on the issuance date was $36.73 per share. The vesting schedule for these restricted shares is (i) one-third of the shares vest on September 8, 2022, (ii) one-third of the shares vest on September 7, 2023, and (iii) one-third of the shares vest on September 5, 2024.

In September 2020, we issued 220,500 shares of restricted stock to certain of our employees for no cash consideration. The share price on the issuance date was $11.15 per share. The vesting schedule for these restricted shares is (i) one-third of the shares vest on June 5, 2023, (ii) one-third of the shares vest on June 4, 2024, and (iii) one-third of the shares vest on June 4, 2025.
In September 2020, we issued 141,900 shares of restricted stock to certain SSH employees for no cash consideration. The share price on the issuance date was $11.15 per share. The vesting schedule of the restricted stock issued to SSH employees is (i) one-third of the shares vest on June 5, 2023, (ii) one-third of the shares vest on June 4, 2024, and (iii) one-third of the shares vest on June 4, 2025.
In December 2020, we issued 90,000 shares of restricted stock to our independent directors and 3,000 to an SSH employee for no cash consideration. The share price on the issuance date was $11.36 per share. The vesting schedule of the restricted stock issued to independent directors is (i) one-third of the shares vest on December 3, 2021, (ii) one-third of the shares vest on December 2, 2022, and (iii) one-third of the shares vest on December 1, 2023. The vesting schedule of restricted stock issued to the SSH employee is (i) one-third of the shares vest on June 5, 2023, (ii) one-third of the shares vest on June 4, 2024, and (iii) one-third of the shares vest on June 4, 2025.
There were 276,369 shares eligible for issuance under the 2013 Equity Incentive Plan as of December 31, 2020.
The following is a summary of activity for awards of restricted stock during the years ended December 31, 2020 and 2019:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding and non-vested, December 31, 2018	3,359,887	$30.05
Granted	510,420	26.57
Vested	(306,065)	65.96
Forfeited	(2,500)	46.41
Outstanding and non-vested, December 31, 2019	3,561,742	26.45
Granted	925,080	24.16
Vested	(678,649)	36.01
Forfeited	(1,400)	26.64
Outstanding and non-vested, December 31, 2020	3,806,773	$24.19
Compensation expense is recognized ratably over the vesting periods for each tranche using the straight-line method.
Assuming that all the restricted stock will vest, the stock compensation expense in future periods, including that related to restricted stock issued in prior periods will be:

In thousands of U.S. dollars	Employees	Directors	Total
For the year ending December 31, 2021	20,622	1,291	21,913
For the year ending December 31, 2022	12,596	488	13,084
For the year ending December 31, 2023	5,595	107	5,702
For the year ending December 31, 2024	1,607	—	1,607
For the year ending December 31, 2025	123	—	123
	$40,543	$1,886	$42,429

 Dividend Payments
The following dividends were paid during the years ended December 31, 2020, 2019 and 2018.

Dividends	Date
per share	Paid
$0.100	March 27, 2018
$0.100	June 28, 2018
$0.100	September 27, 2018
$0.100	December 13, 2018
$0.100	March 28, 2019
$0.100	June 27, 2019
$0.100	September 27, 2019
$0.100	December 13, 2019
$0.100	March 13, 2020
$0.100	June 15, 2020
$0.100	September 29, 2020
$0.100	December 14, 2020
2015 Securities Repurchase Program
In May 2015, our Board of Directors authorized a new Securities Repurchase Program to purchase up to an aggregate of $250 million of our securities.
During the year ended December 31, 2019, we purchased an aggregate of 30 of our common shares that are being held as treasury shares at an average price of $17.10 per share. During the year ended December 31, 2020, we acquired an aggregate of 1,170,000 of our common shares at an average price of $11.18 per share for a total of $13.1 million. All repurchased shares are being held as treasury shares.
Between July 1, 2020 and September 30, 2020 we repurchased $52.3 million face value of our Convertible Notes due 2022 at an average price of $894.12 per $1,000 principal amount, or $46.7 million and we recorded a $1.0 million gain on repurchase of Convertible Notes within the consolidated statement of income or loss..
New $250 Million Securities Repurchase Program
In September 2020, our Board of Directors authorized a new securities repurchase program to purchase up to an aggregate of $250 million of securities, which, in addition to our common shares, currently consist of our Senior Notes due 2025 (NYSE: SBBA), which were issued in May 2020, Convertible Notes due 2022, which were issued in May and July 2018, and Convertible Notes due 2025. The aforementioned repurchases of common stock and our convertible notes were executed under the previous securities repurchase program, which has since been terminated and any future repurchases of our securities will be made under the new $250 million securities repurchase program.
There were 7,519,324 and 6,349,324 common shares held in treasury at December 31, 2020 and December 31, 2019, respectively.
We had $250.0 million remaining under our Securities Repurchase Program as of December 31, 2020. We expect to repurchase any securities in the open market, at times and prices that are considered to be appropriate, but we are not obligated under the terms of the program to repurchase any securities.
Shares outstanding
We currently have 175,000,000 registered shares authorized of which 150,000,000 are designated as common shares with a par value of $0.01 and 25,000,000 are designated as preferred shares with a par value of $0.01.
As of December 31, 2020, we had 58,093,147 common shares outstanding. These shares provide the holders with rights to dividends and voting rights.

15.     Related party transactions
Our vessels are commercially managed by SCM and technically managed by SSM pursuant to the terms and conditions set forth under a revised master agreement which was effective as from January 1, 2018 (the "Revised Master Agreement").
The Revised Master Agreement may be terminated by either party upon 24 months' notice, unless terminated earlier in accordance with the provisions of the Revised Master Agreement. In the event of the sale of one or more vessels, a notice period of three months and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change in control, including a sale of all or substantially all of our vessels, in which case a payment equal to 24 months of management fees will apply. SCM and SSM are related parties of ours. We expect that any additional vessels that we may acquire in the future will also be managed under the Revised Master Agreement or on substantially similar terms.
Transactions with entities controlled by the Lolli-Ghetti family (herein referred to as related parties) in the consolidated statements of income or loss and balance sheets are as follows:

	For the year ended December 31,
In thousands of U.S. dollars	2020	2019	2018
Pool revenue(1)
Scorpio MR Pool Limited	$340,937	$261,727	$225,181
Scorpio LR2 Pool Limited	369,476	260,893	188,890
Scorpio Handymax Tanker Pool Limited	105,355	103,150	82,782
Scorpio LR1 Pool Limited	87,028	66,009	46,823
Voyage revenue(2)	2,334	—	—
Voyage expenses(3)	(3,507)	(2,414)	(1,290)
Vessel operating costs(4)	(33,896)	(31,732)	(34,272)
Administrative expenses(5)	(13,876)	(12,975)	(12,475)

(1)These transactions relate to revenue earned in the Scorpio Pools. The Scorpio Pools are related parties. When our vessels are in the Scorpio Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our LR1/Panamax and Aframax vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus a commission of 1.50% on gross revenue per charter fixture.  These are the same fees that SCM charges other vessels in these pools, including third party vessels. In September 2018, we entered into an agreement with SCM whereby SCM reimbursed a portion of the commissions that SCM charges the Company’s vessels to effectively reduce such to 0.85% of gross revenue per charter fixture, effective from September 1, 2018 and ending on June 1, 2019.
(2)These transactions relate to revenue earned in the spot market on voyages chartered through SSH, a related party affiliate.
(3)Related party expenditures included within voyage expenses in the consolidated statements of income or loss consist of the following:
•Expenses due to SCM, a related party, for commissions related to the commercial management services provided by SCM under the commercial management agreement for vessels that are not in one of the Scorpio Pools. SCM’s services include securing employment, in the spot market and on time charters, for our vessels. When not in one of the Scorpio Pools, each vessel pays (i) flat fees of $250 per day for LR1/Panamax and LR2/Aframax vessels and $300 per day for Handymax and MR vessels and (ii) commissions of 1.25% of their gross revenue per charter fixture.  These expenses are included in voyage expenses in the consolidated statements of income or loss. In September 2018, we entered into an agreement with SCM whereby SCM reimbursed a portion of the commissions that SCM charges the Company’s vessels to effectively reduce such to 0.85% of gross revenue per charter fixture, effective from September 1, 2018 and ending on June 1, 2019.

•Bunkers of $3.6 million were purchased from a related party bunker provider (who was engaged in the procurement of bunkers on our behalf) during the year ended December 31, 2020. These bunkers were purchased when our vessels were operating in the spot market, outside of the Scorpio Pools. Approximately $2.9 million of these purchases were consumed during the spot market voyages, and the remaining unconsumed portion was considered a working capital contribution to the pool (see below for a description on the accounting for working capital contributions to the Scorpio Pools) when the vessels re-joined the pools. Bunkers of $0.8 million were purchased from this provider during the year ended December 31, 2019, of which, $0.3 million were consumed during the period.
•Voyage expenses of $4,925, $4,357 and $25,747 charged by a related party port agent during the years ended December 31, 2020, 2019 and 2018 respectively. SSH has a majority equity interest in a port agent that provides supply and logistical services for vessels operating in its regions.
(4)Related party expenditures included within vessel operating costs in the consolidated statements of income or loss consist of the following:
•Technical management fees of $31.9 million, $30.0 million, and $30.1 million charged by SSM, a related party, during the years ended December 31, 2020, 2019 and 2018 respectively. SSM’s services include day-to-day vessel operations, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants, and providing technical support. SSM administers the payment of salaries to our crew on our behalf. The crew wages that were administered by SSM (and disbursed through related party subcontractors of SSM) were $146.0 million, $138.9 million, and $125.8 million during the years ended December 31, 2020, 2019 and 2018 respectively. SSM's annual technical management fee is a fixed fee of $175,000 per vessel plus certain itemized expenses pursuant to the technical management agreement.
•Insurance related expenses of $2.6 million incurred through a related party insurance broker during the year ended December 31, 2018. The amounts recorded reflect the amortization of the policy premiums, which are paid directly to the broker, who then remits the premiums to the underwriters. In 2016, an Executive Officer of the Company acquired a minority interest, which in 2018 increased to a majority interest, in an insurance broker which arranges hull and machinery and war risk insurance for certain of our owned and leased vessels. This broker has arranged such policies for the Company since 2010 and the extent of the coverage and the manner in which the policies are priced did not change as a result of this transaction. In September 2018, the Executive Officer disposed of their interest in the insurance broker in its entirety to an unaffiliated third party.
•Vessel operating expenses of $2.0 million, $1.7 million and $1.6 million charged by a related party port agent during the years ended December 31, 2020, 2019 and 2018, respectively. SSH has a majority equity interest in a port agent that provides supply and logistical services for vessels operating in its regions.
(5)We have an Amended Administrative Services Agreement with SSH for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH is a related party to us. The services provided to us by SSH may be sub-contracted to other entities within Scorpio. The expenses incurred under this agreement were recorded in general and administrative expenses in the consolidated statement of income or loss and were as follows:
•The expense for the year ended December 31, 2020 of $13.9 million included (i) administrative fees of $12.6 million charged by SSH, (ii) restricted stock amortization of $1.2 million, which relates to the issuance of an aggregate of 315,950 shares of restricted stock to SSH employees for no cash consideration pursuant to the 2013 Equity Incentive Plan, and (iii) the reimbursement of expenses of $19,772 to SSH and $45,539 to SCM.
•The expense for the year ended December 31, 2019 of $13.0 million included (i) administrative fees of $11.4 million charged by SSH, (ii) restricted stock amortization of $1.1 million, which relates to the issuance of an aggregate of 221,900 shares of restricted stock to SSH employees for no cash consideration pursuant to the 2013 Equity Incentive Plan and (iii) the reimbursement of expenses of $0.2 million to SSH and $0.2 million to SCM.
•The expense for the year ended December 31, 2018 of $12.5 million included (i) administrative fees of $11.1 million charged by SSH, (ii) restricted stock amortization of $1.3 million, which relates to the issuance of an aggregate of 114,400 shares of restricted stock to SSH employees for no cash consideration pursuant to the 2013 Equity Incentive Plan and (iii) the reimbursement of expenses of $46,535.
We had the following balances with related parties, which have been included in the consolidated balance sheets:

	As of December 31,
In thousands of U.S. dollars	2020	2019
Assets:
Accounts receivable (due from the Scorpio Pools) (1)	$26,413	$74,412
Accounts receivable and prepaid expenses (SSM) (2)	4,259	1,624
Other assets (pool working capital contributions) (3)	73,161	49,094
Liabilities:
Accounts payable and accrued expenses (owed to the Scorpio Pools)	945	3,717
Accounts payable and accrued expenses (SSM)	935	2,667
Accounts payable and accrued expenses (SSH)	404	353
Accounts payable and accrued expenses (related party port agent)	355	361
Accounts payable and accrued expenses (SCM)	58	14

(1)Accounts receivable due from the Scorpio Pools relate to hire receivables for revenues earned and receivables from working capital contributions. The amounts as of December 31, 2020 and 2019 include $1.1 million and $24.3 million, respectively, of working capital contributions made on behalf of our vessels to the Scorpio Pools. Upon entrance into such pools, all vessels are required to make working capital contributions of both cash and bunkers. Additional working capital contributions can be made from time to time based on the operating needs of the pools. These amounts are accounted for and repaid as follows:
•For vessels in the Scorpio LR2 Pool, Scorpio LR1 Pool, Scorpio MR Pool and Scorpio Handymax Tanker Pool, the initial contribution amount is repaid, without interest, upon a vessel’s exit from the pool no later than six months after the exit date. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned or lease financed vessels we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the consolidated balance sheets. The Scorpio MR Pool Limited amended the terms of the pool agreement with its participants during 2020. Prior to 2020, working capital contributions are repaid, without interest, when such vessel has earned sufficient net revenues to cover the value of such working capital contributed. Accordingly, we classified $23.6 million of working capital as current (within accounts receivable) at December 31, 2019.
•For time or bareboat chartered-in vessels we classify the initial contributions as current (within accounts receivable) or non-current (within other assets) according to the expiration of the contract. Any additional working capital contributions are repaid when sufficient net revenues become available to cover such amounts.
(2)    Accounts receivable and prepaid expenses from SSM primarily relate to advances made for vessel operating expenses (such as crew wages) that will either be reimbursed or applied against future costs.
(3)     Represents the non-current portion of working capital receivables as described above.

Fees paid to SSH for arranging vessel purchases and sales prior to September 29, 2016 were capitalized as part of the carrying value of the related vessel for a vessel purchase and are included as part of the gain or loss on sale for a vessel disposal.
•During the years ended December 31, 2020 and 2019, no fees were paid to SSH for the sale or purchase of vessels.
•During the year ended December 31, 2018, we paid SSH an aggregate fee of $0.7 million in connection with the purchase and delivery of STI Esles II and STI Jardins. The agreements to acquire the aforementioned vessels were entered into prior to the September 29, 2016 amendments to the Administrative Services Agreement.
 Follow-on Offerings of Common Shares
In October 2018, we closed on the sale of 18.2 million newly issued shares of our common stock in an underwritten public offering at an offering price of $18.50 per share. We received aggregate net proceeds of $319.6 million after deducting underwriters' discounts and offering expenses. Of the 18.2 million common shares issued, 5.4 million and 0.54 million shares were issued to Eneti, a related party, and SSH at the offering price.
Private Placement
In September 2019, we closed on a private placement with SSH for $15.0 million, in exchange for an aggregate of 517,241 of our common shares at $29.00 per share, as described in Note 14.
Other agreements
Starting in October 2019, we provided guarantees in respect of the payment obligations of a related party bunker provider (who is engaged in the procurement of bunkers on behalf of the Company and the Scorpio Pools) toward its physical suppliers. No amounts were paid to this provider under these guarantees during the year ended December 31, 2020. The maximum amount under these guarantees was $16.0 million in aggregate as of December 31, 2020.
 Key management remuneration
The table below shows key management remuneration for the years ended December 31, 2020, 2019 and 2018:

	For the year ended December 31,
In thousands of U.S. dollars	2020	2019	2018
Short-term employee benefits (salaries)	$10,989	$10,821	$5,436
Share-based compensation (1)	22,217	21,712	20,316
Total	$33,206	$32,533	$25,752

(1)Represents the amortization of restricted stock issued under our 2013 Equity Incentive Plan as described in Note 14.
For the purpose of the table above, key management are those persons who have authority and responsibility for making strategic decisions, and managing operating, financial and legal activities.
We have entered into employment agreements with the majority of our executives. These employment agreements remain in effect until terminated in accordance with their terms upon not less than between 24 months' and 36 months' prior written notice, depending on the terms of the employment agreement applicable to each executive. Pursuant to the terms of their respective employment agreements, our executives are prohibited from disclosing or unlawfully using any of our material confidential information.
Upon a change in control of us, the annual bonus provided under the employment agreement becomes a fixed bonus of between 150% and 250% of the executive’s base salary, and the executive may receive an assurance bonus equal to the fixed bonus, depending on the terms of the employment agreement applicable to each executive.

Any such executive may be entitled to receive upon termination an assurance bonus equal to such fixed bonus and an immediate lump-sum payment in an amount equal to three times the sum of the executive’s then current base salary and the assurance bonus, and he will continue to receive all salary, compensation payments and benefits, including additional bonus payments, otherwise due to him, to the extent permitted by applicable law, for the remaining balance of his then-existing employment period. If an executive’s employment is terminated for cause or voluntarily by the employee, he shall not be entitled to any salary, benefits or reimbursements beyond those accrued through the date of his termination, unless he voluntarily terminated his employment in connection with certain conditions. Those conditions include a change in control combined with a significant geographic relocation of his office, a material diminution of his duties and responsibilities, and other conditions identified in the employment agreement.
There are no material post-employment benefits for our executive officers or directors. By law, our employees in Monaco are entitled to a one-time payment of up to two months salary upon retirement if they meet certain minimum service requirements.
16.     Vessel revenue
During the years ended December 31, 2019 and 2018, we had three and five vessels that earned revenue through long-term time-charter contracts (with initial terms of one year or greater), respectively. There were no vessels that earned revenue through long-term time-charter contracts during the year ended December 31, 2020. The remaining vessels earned revenue from the Scorpio Pools or in the spot market. The following table sets forth our revenue, by employment type, for these periods:

	For the year ended December 31,
In thousands of U.S. dollars	2020	2019	2018
Pool revenue	$902,796	$691,886	$543,784
Time charter revenue	—	2,551	34,015
Voyage revenue (spot market)	13,096	9,888	7,248

	$915,892	$704,325	$585,047

IFRS 16 Lease Revenue
In accordance with IFRS 16 - Leases, we are required to identify the lease and non-lease components of revenue and account for each component in accordance with the applicable accounting standard. In time charter-out or pool arrangements, we have determined that the lease component is the vessel and the non-lease component is the technical management services provided to operate the vessel. Each component is quantified on the basis of the relative stand-alone price of each lease component and on the aggregate stand-alone price of the non-lease components.
These components will be accounted for as follows:
•All fixed lease revenue earned under these time charter-out arrangements is recognized on a straight-line basis over the term of the lease.
•Lease revenue earned under our pool arrangements is recognized as it is earned, since it is 100% variable.
•The non-lease component is accounted for as services revenue under IFRS 15. This revenue is recognized “over time” as the customer (i.e. the pool or the charterer) is simultaneously receiving and consuming the benefits of the service.
The following table summarizes the lease and non-lease components of revenue from time charter-out and pool revenue during the years ended December 31, 2020, 2019 and 2018. These figures are not readily quantifiable as the Company's contracts (with the Scorpio pools or under time charter-out arrangements) do not separate these components. The Company does not view its pool and time charter-out revenue as two separate streams of revenue. Nevertheless, we have estimated these amounts by reference to (i) third party, published time charter rates for the lease component, and (ii) an approximation of the fair market value of vessel operating expenses for the non-lease component.

	For the year ended December 31,
In thousands of U.S. dollars	2020	2019	2018
Lease component of revenue from time charter-out and pool revenue	$548,988	$428,781	$296,151
Non-lease component of revenue from time charter-out and pool revenue	353,808	265,656	281,648
	$902,796	$694,437	$577,799
The following table summarizes the terms of our time chartered-out vessels that were in place during the years ended December 31, 2020 and 2019.

	Name	Year built	Type	Delivery Date to the Charterer	Charter Expiration	Rate ($/ day)
1	STI Pimlico	2014	Handymax	February-16	March-19	$18,000
2	STI Poplar	2014	Handymax	January-16	February-19	$18,000
3	STI Rose	2015	LR2	February-16	February-19	$28,000
Payments received include payments for the non-lease elements in these time chartered-out arrangements.

17.     Crewing costs
The following table sets forth the components of our crew expenses, including crew benefits, during the years ended December 31, 2020, 2019 and 2018, respectively.

	For the year ended December 31,
In thousands of US dollars	2020	2019	2018
Short term crew benefits (i.e. wages, victualing, insurance)	173,912	155,958	150,743
Other crewing related costs	24,375	20,728	19,534

	$198,287	$176,686	$170,277
There are no material post-employment benefits for our crew.

18.     General and administrative expenses
General and administrative expenses primarily represent employee benefit expenses, professional fees and administrative fees payable to SSH under our administrative services agreement (as described in Note 15).
Employee benefit expenses (excluding crew) consist of:

	For the year ended December 31,
In thousands of U.S. dollars	2020	2019	2018
Short term employee benefits (salaries)	$18,099	$16,776	$9,605
Share based compensation (see Note 14)	28,506	27,421	25,547
	$46,605	$44,197	$35,152
There are no material post-employment benefits for our executive officers or directors. By law, our employees in Monaco are entitled to a one-time payment of up to two months salary upon retirement if they meet certain minimum service requirements.

19.     Financial expenses
The following table sets forth the components of our financial expenses for the years ended December 31, 2020, 2019 and 2018:

	For the year ended December 31,
In thousands of U.S. dollars	2020	2019	2018
Interest expense on debt (including all lease financing arrangements) (1)	$132,423	$162,738	$145,871
Accretion of convertible notes (as described in Note 12)	8,413	11,375	13,225
Amortization of deferred financing fees	6,657	7,041	10,541
Loss on extinguishment of debt and write-off of deferred financing fees (2)	4,056	1,466	13,212
Accretion of premiums and discounts on assumed debt(3)	3,422	3,615	3,779
Total financial expenses	$154,971	$186,235	$186,628

(1)     The decrease in interest expense is primarily attributable to lower LIBOR rates. As a result of the COVID-19 pandemic, LIBOR rates decreased significantly during the year ended December 31, 2020. Additionally, we were able to lower the weighted average margin on our variable rate debt through various refinancing initiatives commencing in the fourth quarter of 2019 and throughout 2020. The combination resulted in lower interest expense for the year ended December 31, 2020 compared to December 31, 2019 despite the increase in the average carrying value of our debt to $3.13 billion from $2.91 billion as of December 31, 2020 and 2019, respectively.
The increase in interest expense during the year ended December 31, 2019 was result of the increase in the average carrying value of our debt balance, from $2.81 billion during the year ended December 31, 2018 to $2.91 billion during the year ended December 31, 2019, partially offset by the decrease in LIBOR during the year ended December 31, 2019 as compared to the year ended December 31, 2018. The increase in the average carrying value of our debt balance was primarily due to the Trafigura Transaction and the assumption of $531.5 million of obligations under leasing arrangements (which closed in September 2019 and thus did not impact the entire year ended December 31, 2019) combined with our scrubber financings.
    Interest payable during those periods was offset by interest capitalized of $1.4 million, $2.8 million and $0.2 million, during the years ended December 31, 2020, 2019 and 2018 respectively.
(2)     The loss on extinguishment of debt and write-off of deferred financing fees during the year ended December 31, 2020 include (i) $2.7 million of write-offs of deferred financing fees related to the refinancing of existing indebtedness on certain vessels, (ii) $2.0 million of cash prepayment fees, primarily from the CSSC Lease Financing (as described in Note 12), offset by (iii) $0.7 million of write-offs of the premium and discounts related to the refinancing of existing indebtedness on certain vessels. The loss on extinguishment of debt and write-off of deferred financing fees during the year ended December 31, 2019 includes write-offs of deferred financing fees of (i) $1.2 million related to the refinancing of existing indebtedness on certain vessels, and (ii) $0.3 million related to the redemption of the Senior Notes due 2019 (as described in Note 12). The loss on extinguishment of debt and deferred financing fees write-off during the year ended December 31, 2018 includes write-offs of deferred financing fees of (i) $1.2 million related to the exchange of our Convertible Notes due 2019 in May and July 2018 (as described in Note 12) and (ii) $12.0 million related to the refinancing of the existing indebtedness on certain vessels.
(3)     The accretion of premiums and discounts represent the accretion or amortization of the fair value adjustments relating to the indebtedness assumed as part of the 2017 acquisition of Navig8 Product Tankers Inc.

20.     Tax
Scorpio Tankers Inc. and its vessel-owning or leasing subsidiaries are incorporated in either the Republic of the Marshall Islands or in Singapore. We are not subject to Marshall Islands’ income tax in accordance with the income tax laws of the Marshall Islands and we are eligible for tax exemptions in accordance with the income tax laws of Singapore. Based upon review of applicable laws and regulations, and after consultation with counsel, we do not believe we are subject to material income taxes in any jurisdiction, including the United States of America. Therefore, we did not have any income tax charges, benefits, or balances as of or for the periods ended December 31, 2020, 2019 and 2018.

21.     Earnings / (loss) per share
The calculation of both basic and diluted loss per share is based on net loss attributable to equity holders of the parent and weighted average outstanding shares of:

	For the year ended December 31,
In thousands of U.S. dollars except for share data	2020	2019	2018
Net income / (loss) attributable to equity holders of the parent - basic	$94,124	$(48,490)	$(190,071)
Convertible notes interest expense	—	—	—
Convertible notes deferred financing amortization	—	—	—
Net income / (loss) attributable to equity holders of the parent - diluted	$94,124	$(48,490)	$(190,071)

Basic weighted average number of shares	54,665,898	49,857,998	34,824,311
Effect of dilutive potential basic shares:
Restricted stock	1,726,413	—	—
Convertible notes	—	—	—
	1,726,413	—	—
Diluted weighted average number of shares	56,392,311	49,857,998	34,824,311

Earnings / (Loss) Per Share:
Basic	$1.72	$(0.97)	$(5.46)
Diluted	$1.67	$(0.97)	$(5.46)

During the year ended December 31, 2020, the inclusion of potentially dilutive shares relating to our Convertible Notes due 2022 (representing an aggregate of 4,004,702 shares of common stock) were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive.
During the years ended December 31, 2019 and 2018, we incurred net losses and as a result, the inclusion of potentially dilutive shares relating to unvested shares of restricted stock and our Convertible Notes due 2019 and Convertible Notes due 2022 were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive.  Accordingly, interest expense, deferred financing amortization and the potentially dilutive securities relating to the conversion of the Convertible Notes due 2019 and Convertible Notes due 2022 (representing 5,238,105, and 6,613,733 shares of common stock for the years ended December 31, 2019 and 2018, respectively) along with the potentially dilutive impact of 3,561,742 and 3,359,887 unvested shares of restricted stock were excluded from the computation of diluted earnings per share for the years ended December 31, 2019 and 2018, respectively.
22.     Financial instruments - financial and other risks
Funding and capital risk management
We manage our funding and capital resources to ensure our ability to continue as a going concern while maximizing the return to the shareholder through optimization of the debt and equity balance.

IFRS 13 requires classifications of fair value measures into Levels 1, 2 and 3. Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The fair values and carrying values of our financial instruments at December 31, 2020 and 2019, respectively, are shown in the table below.
Categories of Financial Instruments

	As of December 31, 2020		As of December 31, 2019
Amounts in thousands of U.S. dollars	Fair value	Carrying Value	Fair value	Carrying Value
Financial assets
Cash and cash equivalents (1)	$187,511	$187,511	$202,303	$202,303
Restricted cash (2)	5,293	5,293	12,293	12,293
Accounts receivable (3)	33,017	33,017	78,174	78,174
Investment in BWTS (4)	1,751	1,751	1,751	1,751
Working capital contributions to Scorpio Pools (5)	73,161	73,161	49,094	49,094
Seller's credit on sale leaseback vessels (6)	10,192	10,192	9,624	9,624

Financial liabilities
Accounts payable (7)	$12,863	$12,863	$23,122	$23,122
Accrued expenses (7)	32,193	32,193	41,452	41,452
Secured bank loans (8)	976,505	976,505	1,001,087	1,001,087
Sale and leaseback liability (9)	1,290,390	1,271,449	1,317,709	1,317,709
IFRS 16 - lease liability (10)	634,707	632,473	571,748	569,974
Senior Notes Due 2020 (11)	—	—	54,562	53,750
Senior Notes Due 2025 (11)	28,774	28,100	—	—
Convertible Notes due 2022 (12)	145,647	151,229	250,305	203,500
(1)     Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short-term maturities.
(2)     Restricted cash are considered Level 1 items due to the liquid nature of these assets.
(3)     We consider that the carrying amount of accounts receivable approximate their fair value due to the relative short maturity of these instruments.
(4)    We consider the value of our minority interest in our BWTS supplier (as described in Note 8) to be a Level 3 fair value measurement, as this supplier is a private company and the value has been determined based on unobservable market data (i.e. the proceeds that we would receive if we exercised the put option set forth in the agreement in full). Moreover, we consider that its carrying value approximates fair value given that the value of this investment is contractually limited to the strike prices set forth in the put and call options prescribed in the agreement and the difference between the two prices is not significant. The difference in the aggregate value of the investment, based on the spread between the exercise prices of the put and call options is $0.6 million.
(5)    Non-current working capital contributions to the Scorpio Pools are repaid, without interest, upon a vessel’s exit from the pool. For all owned vessels, we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within Other Assets on the consolidated balance sheets.  We consider that their carrying values approximate fair value given that the amounts due are contractually fixed based on the terms of each pool agreement.

(6)    The seller's credit on lease financed vessels represents the present value of the deposits of $4.35 million per vessel ($13.1 million in aggregate) that was retained by the buyer as part of the sale and operating leasebacks of STI Beryl, STI Le Rocher and STI Larvotto.  This deposit will either be applied to the purchase price of the vessel if a purchase option is exercised or refunded to us at the expiration of the agreement.  This deposit has been recorded as a financial asset measured at amortized cost.  The present value of this deposit has been calculated based on the interest rate that is implied in the lease, and the carrying value will accrete over the life of the lease using the effective interest method, through interest income, until expiration.  We consider that its carrying value approximates fair value given that its value is contractually fixed based on the terms of each lease.
(7)    We consider that the carrying amounts of accounts payable and accrued expenses approximate the fair value due to the relative short maturity of these instruments.
(8)     The carrying value of our secured bank loans are measured at amortized cost using the effective interest method. We consider that their carrying value approximates fair value because the interest rates on these instruments change with, or approximate, market interest rates and the credit risk of the Company has remained stable. Accordingly, we consider their fair value to be a Level 2 measurement. These amounts are shown net of $12.3 million and $8.8 million of unamortized deferred financing fees as of December 31, 2020 and 2019, respectively.
(9)    The carrying value of our obligations due under sale and leaseback arrangements are measured at amortized cost using the effective interest method. With the exception of three fixed rate sale and leaseback arrangements, we consider that their carrying value approximates fair value because the interest rates on these instruments change with, or approximate, market interest rates and the credit risk of the Company has remained stable. The fair value of leases with fixed payments are measured at the net discounted value of the remaining minimum lease payments using our incremental borrowing rate at December 31, 2020. Accordingly, we consider their fair value to be a Level 2 measurement. The incremental borrowing rate did not materially differ from the implicit interest rate in these leases as of December 31, 2019. These amounts are shown net of $8.7 million and $7.8 million of unamortized deferred financing fees as of December 31, 2020 and 2019, respectively.
(10)    The carrying value of our lease obligations that are being accounted for under IFRS 16 are measured at present value of the minimum lease payments under each contract. These leases are mainly comprised of the leases acquired as part of the Trafigura Transaction. We consider that their carrying value approximates fair value because the interest rates on these leases change with, or approximate, market interest rates and the credit risk of the Company has remained stable. The fair value of leases with fixed payments are measured at the net discounted value of the remaining minimum lease payments using our incremental borrowing rate at December 31, 2020 and 2019. Accordingly, we consider their fair value to be a Level 2 measurement.
(11)    The carrying value of our Senior Notes Due 2025 and 2020 are measured at amortized cost using the effective interest method. The carrying values shown in the table are the face value of the notes. The Senior Notes due 2025 are shown net of $1.4 million of unamortized deferred financing fees on our consolidated balance sheet as of December 31, 2020. The Senior Notes due 2020 are shown net of $0.5 million of unamortized deferred financing fees, respectively, on our consolidated balance sheet as of December 31, 2019. Our Senior Notes Due 2025 are quoted on the NYSE under the symbol 'SBBA'. We consider its fair value to be Level 1 measurement due to its quotation on an active exchange.
(12)    The carrying values of our Convertible Notes due 2022 shown in the table above are their face value. The liability component of the Convertible Notes due 2022 has been recorded within Long-term debt on the consolidated balance sheet as of December 31, 2020. The equity component of the Convertible Notes due 2022 has been recorded within Additional paid-in capital on the consolidated balance sheet as of December 31, 2020. This instrument is quoted in inactive markets and is valued based on quoted prices on the recent trading activity. Accordingly, we consider its fair value to be a Level 2 measurement.
Financial risk management objectives
We identify and evaluate significant risks on an ongoing basis with the objective of managing the sensitivity of our results and financial position to those risks. These risks include market risk, credit risk, liquidity risk and foreign exchange risk.

The use of financial derivatives is governed by our policies as approved by the Board of Directors.
Market risk
Our activities expose us to the risks inherent with the tanker industry, which has historically been volatile, and financial risks of changes in interest rates.
Spot market rate risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market or participate in pools that are concentrated in the spot market such as the Scorpio Pools. Additionally, we have the ability to remove our vessels from the pools on relatively short notice if attractive time charter opportunities arise. A $1,000 per day increase or decrease in spot rates for all of our vessel classes would have increased or decreased our operating income by $46.2 million, $41.7 million and $43.7 million for the years ended December 31, 2020, 2019 and 2018, respectively.
Interest rate risk
The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the balance sheet date.
If interest rates had been 1% higher/lower and all other variables were held constant, our net loss for the year ended December 31, 2020 would have decreased/increased by $26.7 million. This is mainly attributable to our exposure to interest rate movements on our variable interest rate credit facilities, lease financing arrangements and leases being accounted for under IFRS 16 as described in Notes 6 and 12.
If interest rates had been 1% higher/lower and all other variables were held constant, our net income for the year ended December 31, 2019 would have decreased/increased by $23.1 million. This is mainly attributable to our exposure to interest rate movements on our variable interest rate credit facilities, lease financing arrangements and leases being accounted for under IFRS 16 as described in Notes 6 and 12.
If interest rates had been 1% higher/lower and all other variables were held constant, our net income for the year ended December 31, 2018 would have decreased/increased by $22.8 million. This is mainly attributable to our exposure to interest rate movements on our variable interest rate credit facilities and lease financing arrangements that were in place during that year.
Credit risk
Credit risk is the potential exposure of loss in the event of non-performance by customers and derivative instrument counterparties.
We only place cash deposits with major banks covered with strong and acceptable credit ratings.
Accounts receivable are generally not collateralized; however, we believe that the credit risk is partially offset by the creditworthiness of our counterparties including the commercial manager. We did not experience any credit losses on our accounts receivables portfolio in the years ended December 31, 2020, 2019 and 2018.
The carrying amount of financial assets recognized on our consolidated financial statements represents the maximum exposure to credit risk without taking into account the value of any collateral obtained. We did not experience any impairment losses on financial assets in the years ended December 31, 2020, 2019 and 2018.
We monitor exposure to credit risk, and believe that there is no substantial credit risk arising from counterparties.
Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. We manage liquidity risk by maintaining adequate reserves and borrowing facilities and by continuously monitoring forecast and actual cash flows. Liquidity risks can manifest themselves when economic conditions deteriorate or when we have significant maturities of our financial instruments.
Financing risks

The financing for one vessel under our KEXIM Credit Facility, two vessels under our ING Credit Facility, and two vessels under our 2018 NIBC Credit Facility were scheduled to mature within 2021, but have since been refinanced. These refinancings are described in Note 23. Additionally, the financing for one vessel under our CITI / K-Sure Credit Facility is scheduled to mature in March 2022. While we believe our current financial position is adequate to address the maturity of this instrument, a deterioration in economic conditions could cause us to pursue other means to raise liquidity, such as through the sale of vessels, to meet this obligation.
Economic conditions and COVID-19 risks
Since the beginning of calendar year 2020, the outbreak of COVID-19 has spread throughout the world and has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and volatility in the global financial and commodities markets (including oil).
Initially, the onset of the COVID-19 pandemic resulted in a sharp reduction of economic activity and a corresponding reduction in the global demand for oil and refined petroleum products. This period of time was marked by extreme volatility in the oil markets and the development of a steep contango in the prices of oil and refined petroleum products. Consequently, an abundance of arbitrage and floating storage opportunities opened up, which resulted in record increases in spot TCE rates during the second quarter of 2020. These market dynamics led to a build-up of global oil and refined petroleum product inventories. In June 2020, the underlying oil markets stabilized and global economies began to recover, albeit at a slow pace. These conditions led to the gradual unwinding of excess inventories and thus a reduction in spot TCE rates. Spot TCE rates have remained subdued ever since, as the continuation of the unwinding of inventories, coupled with tepid demand for oil, have had an adverse impact on the demand for our vessels.
We expect that the COVID-19 pandemic will continue to cause volatility in the commodities markets. The scale and duration of these circumstances is unknowable but could have a material impact on our earnings, cash flow and financial condition in 2021 and 2022. We currently project that we will have adequate financial resources to continue in operation and meet our financial commitments (including but not limited to debt service obligations, obligations under sale and leaseback arrangements, commitments under other leasing arrangements, and commitments under our scrubber and BWTS contracts) for a period of at least twelve months from the date of approval of these consolidated financial statements.
Accordingly, we continue to adopt the going concern basis in preparing our financial statements.
A protracted extension of the adverse market conditions brought on by the COVID-19 pandemic could cause us to breach the covenants under our financing arrangements and could have a material adverse effect on our business, results of operations, cash flows and financial condition. These circumstances could cause us to seek covenant waivers from our lenders and to pursue other means to raise liquidity, such as through the sale of vessels or in the capital markets, to meet our obligations.
Remaining contractual maturity on secured and unsecured credit facilities, finance lease liabilities and IFRS-16 lease liabilities
The following table details our remaining contractual maturity for our secured and unsecured credit facilities, lease financing and IFRS-16 lease liabilities. The amounts represent the future undiscounted cash flows of the financial liability based on the earliest date on which we can be required to pay. The table includes both interest and principal cash flows.
As the interest cash flows are not fixed, the interest amount included has been determined by reference to the projected interest rates as illustrated by the yield curves existing at the reporting date.

	As of December 31,
In thousands of U.S. dollars	2020	2019
Less than 1 month	$34,615	$31,501
1-3 months	109,849	93,139
3 months to 1 year	328,880	462,365
1-3 years	1,158,802	1,187,553
3-5 years	969,016	919,044
5+ years	942,670	1,114,328
Total	$3,543,832	$3,807,930
All other current liabilities fall due within less than one month.
Foreign Exchange Rate Risk
Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues and the majority of our operating expenses are in U.S. Dollars. However, we incur some of our combined expenses in other currencies, particularly the Euro. The amount and frequency of some of these expenses (such as vessel repairs, supplies and stores) may fluctuate from period to period. Depreciation in the value of the U.S. dollar relative to other currencies will increase the U.S. dollar cost of us paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.
There is a risk that currency fluctuations will have a negative effect on our cash flows. We have not entered into any hedging contracts to protect against currency fluctuations. However, we have some ability to shift the purchase of goods and services from one country to another and, thus, from one currency to another, on relatively short notice. We may seek to hedge this currency fluctuation risk in the future.
23.     Subsequent events
At the Market Offering Program
In January 2021, we entered into a note distribution agreement, or the Distribution Agreement, with B. Riley Securities, Inc., as sales agent, or the Agent, under which we may offer and sell, from time to time, up to an additional $75.0 million aggregate principal amount of our 7.00% Senior Notes due 2025, or the Additional Notes.
Any Additional Notes sold will be issued under that certain indenture pursuant to which we previously issued $28.1 million aggregate principal amount of 7.00% Senior Notes due 2025 or the Senior Notes due 2025, on May 29, 2020 or the Initial Notes. The Additional Notes will have the same terms as the Initial Notes (other than date of issuance), form a single series of debt securities with the Initial Notes and have the same CUSIP number and be fungible with, the Initial Notes immediately upon issuance, including for purposes of notices, consents, waivers, amendments and any other action permitted under the aforementioned indenture. The Senior Notes due 2025 are listed on the NYSE under the symbol “SBBA.”
Sales of the Additional Notes may be made over a period of time, and from time to time, through the Agent, in transactions involving an offering of the Senior Notes due 2025 into the existing trading market at prevailing market prices. Since its inception, we have issued $13.6 million aggregate principal amount of Senior Notes due 2025 under the program, resulting in $13.3 million in aggregate net proceeds (net of underwriters commissions and expenses).
Declaration of Dividend
On February 17, 2021, our Board of Directors declared a quarterly cash dividend of $0.10 per common share, which was paid on March 15, 2021 to all shareholders of record as of March 2, 2021.
Convertible Notes due 2022
On March 2, 2021, the conversion rate of the 3.00% Convertible Notes due 2022, or the Convertible Notes due 2022, was adjusted to reflect the payment of a cash dividend on March 15, 2021 to all shareholders of record as of March 2, 2021.

The new conversion rate for the Convertible Notes due 2022 is 26.6617 of the Company's common shares representing an increase of the prior conversion rate of 0.1806 for each $1,000 principal amount of the Convertible Notes due 2022.
Drawdowns from existing facilities
In January 2021, we executed an agreement to extend the availability period for future drawdowns on our BNPP Sinosure Credit Facility to June 15, 2022 from March 15, 2021. In March 2021, we drew down $1.9 million from our BNPP Sinosure Credit Facility to partially finance the purchase and installation of a scrubber on a MR product tanker.
In January 2021, we drew down $10.0 million from our China Huarong Lease Financing to partially finance the purchase and installations of scrubbers on five MR product tankers.
In January 2021, we drew down $2.1 million from our ING Credit Facility to partially finance the purchase and installations of scrubbers on two LR2 product tankers.
In January 2021, we drew down an aggregate of $11.4 million, which consisted of (i) $3.8 million under the BCFL Lease Financing (LR2s); (ii) $5.8 million under the BCFL Lease Financing (MRs) and (iii) $1.9 million under the $116.0 Million Lease Financing to partially finance the purchase and installations of scrubbers on six product tankers.
2021 AVIC Lease Financing
In February 2021, we closed on the sale and leaseback of two vessels (STI Memphis and STI Soho) with AVIC International Leasing Co., Ltd. for aggregate proceeds of $44.2 million (the “2021 AVIC Lease Financing”). We repaid the outstanding indebtedness of $30.0 million related to these vessels on the 2018 NIBC Credit Facility as part of these transactions. In March 2021, we closed on the sale and leaseback of two additional vessels (STI Lombard and STI Osceola) under the 2021 AVIC Lease Financing for aggregate proceeds of $53.1 million. We repaid the outstanding indebtedness of $29.6 million related to these vessels on the ING Credit Facility as part of these transactions.
Under the 2021 AVIC Lease Financing, each vessel is subject to a nine-year bareboat charter-in agreement. The lease financings bear interest at LIBOR plus a margin of 3.45% per annum and are scheduled to be repaid in equal aggregate quarterly repayments of approximately $1.8 million. Each agreement contains purchase options to re-acquire each of the subject vessels beginning on the second anniversary date from the delivery date of the respective vessel, with a purchase obligation upon the expiration of each agreement. Additionally, we are required to deposit with the lessor 1% of the borrowing amount, or $1.0 million in aggregate.
Our 2021 AVIC Lease Financing includes financial covenants that require us to maintain:
•Net debt to total capitalization shall not equal or exceed 70%.
•Net worth shall always exceed $650.0 million.
•The aggregate of the fair market value of the vessels provided as collateral under the lease financing shall at all times be no less than 115% of the then aggregate outstanding principal amount on or before the third anniversary date of the delivery of the vessel and 120% thereafter.
2021 $21.0 Million Credit Facility
In February 2021, we drew down $21.0 million on a term loan facility with a European financial institution (the "2021 $21.0 Million Credit Facility"). The proceeds of this loan facility were used to refinance the outstanding debt on an LR2 product tanker, STI Madison, that was previously financed under our KEXIM Credit Facility. We repaid the outstanding indebtedness of $15.9 million related to this vessel on the KEXIM Credit Facility in January 2021 upon its maturity. The loan facility has a final maturity of December 2022, bears interest at LIBOR plus a margin of 2.65% per annum, and is scheduled to be repaid in equal quarterly installments of approximately $0.6 million, with a balloon payment due upon maturity.
Our 2021 $21.0 Million Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•Consolidated tangible net worth of not less than $1.0 billion plus (i) 25% of the positive consolidated net income for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 140% of the then aggregate outstanding principal amount of the loans under the credit facility.
2021 CMBFL Lease Financing
In March 2021, we received a commitment to sell and leaseback four Handymax vessels (STI Comandante, STI Brixton, STI Pimlico and STI Finchley) and one MR vessel (STI Westminster) from CMB Financial Leasing Co. Ltd, or CMBFL (the "2021 CMBFL Lease Financing"). The borrowing amount under the arrangement will be up to $79.1 million in aggregate. In March 2021, we closed on the sale and leaseback of the four aforementioned Handymax vessels under the 2021 CMBFL Lease Financing for aggregate proceeds of $58.8 million. We repaid the outstanding indebtedness of $46.7 million related to these vessels on the ING Credit Facility as part of these transactions. The agreement for the sale and leaseback of the remaining vessel was executed in March 2021 and is expected to close in April 2021.
Under the 2021 CMBFL Lease Financing, each vessel is subject to a seven-year bareboat charter-in agreement. The lease financings bear interest at LIBOR plus a margin of 3.25% per annum for the Handymax vessels and 3.20% for the MR vessel. Each agreement contains purchase options to re-acquire each of the subject vessels beginning on the third anniversary date from the delivery date of the respective vessel, with a purchase option for each vessel upon the expiration of each agreement.
Our 2021 CMBFL Lease Financing includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issuances occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.
•The fair market value of each vessel leased under the facility shall at all times be no less than 120% of the outstanding balance for such vessel.
2021 TSFL Lease Financing
In March 2021, we closed on the sale and leaseback of three MR vessels (STI Black Hawk, STI Notting Hill and STI Pontiac) with Taiping & Sinopec Financial Leasing Co., Ltd. for aggregate proceeds of $57.7 million (the "2021 TSFL Lease Financing"). We repaid the outstanding indebtedness of $40.7 million related to these vessels on the ING Credit Facility as part of these transactions.
Under the 2021 TSFL Lease Financing, each vessel is subject to a seven-year bareboat charter-in agreement. The lease financings bear interest at LIBOR plus a margin of 3.2% per annum and are scheduled to be repaid in equal quarterly principal installments of approximately $0.4 million per vessel. Each agreement contains purchase options to re-acquire each of the subject vessels beginning on the second anniversary date from the delivery date of the respective vessel, with a purchase option for each vessel upon the expiration of each agreement.
Our 2021 TSFL Lease Financing includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.65 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion.
•The fair market value of each vessel leased under the facility shall at all times be no less than 115% of the outstanding balance for such vessel.

Exhaust Gas Cleaning System (Scrubber) agreement
In February 2021, we amended an agreement with respect to the purchase of scrubbers on 19 of our vessels to extend the availability period to purchase these scrubbers. The following table is a timeline of future expected payments and dates for our commitments to purchase scrubbers (under the amended agreement) and BWTS.

Amounts in thousands of US dollars	March 30, 2021
Less than 1 month	$154
1-3 months	5,417
3 months to 1 year	6,936
1-5 years	17,884
5+ years	—
Total	$30,391

Legal claim
In March 2021, we received notice of a lawsuit alleging the delivery of cargo, valued at $13.6 million, to the incorrect receiver. While we are indemnified by the charterer for this claim, we cannot be certain of the ultimate outcome of this matter, and hence the net impact on our financial results, if any, cannot be reasonably estimated.
March 2021 Exchange Offer and New Issuance of Convertible Notes
In March 2021, we completed the exchange of approximately $62.1 million in aggregate principal amount of Convertible Notes due 2022 for approximately $62.1 million in aggregate principal amount of new 3.00% Convertible Notes due 2025, or the Convertible Notes due 2025, pursuant to separate, privately negotiated, agreements with certain holders of the Convertible Notes due 2022, which we refer to as the March 2021 Exchange Offer. Simultaneously with the March 2021 Exchange Offer, we issued and sold $76.1 million in aggregate principal amount of Convertible Notes due 2025 pursuant to separate, privately negotiated, agreements with certain investors in a private offering, which we refer to as the March 2021 Convertible Notes Offering.
The Convertible Notes due 2025 are our senior, unsecured obligations and bear interest at a rate of 3.00% per year. Interest is payable semi-annually in arrears on May 15 and November 15 of each year, beginning on May 15, 2021. The Convertible Notes due 2025 will mature on May 15, 2025, unless earlier converted, redeemed or repurchased in accordance with their terms.
The conversion rate of the Convertible Notes due 2025 is initially 26.6617 common shares per $1,000 principal amount of Convertible Notes due 2025 (equivalent to an initial conversion price of approximately $37.507 per common share), and is subject to adjustment upon the occurrence of certain events as set forth in the indenture governing the Convertible Notes due 2025 (such as the payment of dividends).
Commencing on the issue date of the Convertible Notes due 2025, principal will accrete on the principal amount, compounded semi-annually, at a rate equal to 5.5202% per annum, which principal amount, together with any accretions thereon, is the “Accreted Principal Amount”. The Accreted Principal Amount at maturity will equal 125.4% of par, which together with the 3.00% interest rate, compounds to a yield-to-maturity of 8.25%.
The Convertible Notes due 2025 are freely convertible at the option of the holder and prior to the close of business on the 5th business day immediately preceding the maturity date. Upon conversion of the Convertible Notes due 2025, holders will receive shares of our common stock.
We may, subject to certain exceptions, redeem the Convertible Notes due 2025 for cash, if at any time the per share volume-weighted average price of our common shares equals or exceeds 125.4% of the conversion price then in effect on (i)

each of at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on, and including, the trading day immediately before the applicable redemption date; and (ii) the trading day immediately before such date of the redemption notice.
The Convertible Notes due 2025 require us to comply with certain covenants such as restrictions on consolidations, mergers or sales of assets. Additionally, if we undergo a fundamental change (as defined in the indenture), holders may require us to repurchase for cash all or any portion of their notes at a fundamental change repurchase price equal to 100% of the Accreted Principal Amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.
As of the date of this annual report, we have outstanding $138.2 million in aggregate principal amount of Convertible Notes due 2025.